RH

2024

PROXY STATEMENT &
ANNUAL MEETING OF SHAREHOLDERS

CONTENTS

NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

June 27, 2024   10:30 a.m. Pacific Time
RH, 15 Koch Road, Corte Madera, CA 94925

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to be Held on June 27, 2024 (the "Annual Meeting"): The Company's 2024 Notice and Proxy Statement, its fiscal 2023 Annual Report on Form 10-K and its proxy card are available for review online at www.proxyvote.com

RH SHAREHOLDER,

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the three nominees named in the proxy statement to our Board of Directors;
2. To vote, on an advisory basis, on our named executive officer compensation;
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2025; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only shareholders of record as of the close of business on May 3, 2024 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of shareholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this shareholder list, please contact the Corporate Secretary at (415) 945-4998.

We intend to hold our Annual Meeting in person. However, in the event we determine it is not possible or advisable to hold our Annual Meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. If we take this step, we will announce the decision to do so via a press release and details about how to participate will be posted on our website and filed with the U.S. Securities and Exchange Commission as additional proxy materials. Please monitor our website at *ir.rh.com* for updated information.

As always, we encourage you to vote your shares prior to the Annual Meeting. Each share of stock that you own represents one vote, and your vote as a shareholder of RH is very important. For questions regarding your stock ownership, you may contact the Corporate Secretary at (415) 945-4998 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at www.computershare.com/contactus or by phone at (800) 962-4284 (within the U.S. and Canada) or (781) 575-3120 (outside the U.S. and Canada).

The Board of Directors has approved the proposals described in the accompanying proxy statement and recommends that you vote "FOR" the election of all nominees for director (Proposal 1), "FOR" the non-binding advisory vote to approve the compensation of our named executive officers (Proposal 2), and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP (Proposal 3).

By order of the Board of Directors,



Gary Friedman
Chairman & Chief Executive Officer

Your Vote Is Important. Instructions for submitting your proxy are provided in the Notice of Internet Availability of Proxy Materials, the proxy statement and your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or by completing the enclosed proxy card and returning it in the enclosed envelope. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

ANNUAL MEETING
OF SHAREHOLDERS

2024 ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT SUMMARY

INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the Board of Directors of RH (the "Company") for use at the Company's 2024 Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Company's headquarters located at 15 Koch Road, Corte Madera, CA 94925 on June 27, 2024, at 10:30 a.m. (Pacific Time), and any adjournment or postponement thereof.

On or about May 17, 2024, we will mail to our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2024 Notice and Proxy Statement and our fiscal 2023 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the "SEC") on March 28, 2024 (the "Annual Report") via the Internet and how to vote online. The Notice also contains instructions on how you can receive a paper copy of the proxy materials. Our Annual Report, the Notice and our proxy card are first being made available online on or about May 17, 2024.

ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?
At our Annual Meeting, shareholders will vote upon the three proposals described in this proxy statement.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?
In accordance with rules and regulations adopted by the SEC, instead of mailing a printed copy of our proxy materials to all shareholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to our shareholders over the Internet. Accordingly, on or about May 17, 2024, the Company will mail the Notice to the Company's shareholders, other than those who previously requested electronic or paper delivery. If you received the Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote on the Internet or by telephone. If you received the Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice. On the date of mailing of the Notice, all shareholders will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the cost of the physical printing and mailing of materials.

What proposals are scheduled to be voted on at the Annual Meeting?
Shareholders will be asked to vote on the following three proposals:
1. The election to our Board of Directors of the three nominees named in this proxy statement;
2. The approval, on a non-binding advisory basis, of our named executive officer compensation; and
3. The ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending February 1, 2025 ("fiscal 2024").

What is the recommendation of the Board of Directors on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board of Directors recommends that you vote:

FOR each of the nominees to the Board of Directors (Proposal 1);

FOR the approval, on a non-binding advisory basis, of our named executive officer compensation (Proposal 2); and

FOR the ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2024 (Proposal 3).

Could other matters be decided at the Annual Meeting?

Our bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by shareholders of the Company. As of the date of this proxy statement, there are no other matters that the Board of Directors intends to present for action at the Annual Meeting other than those referred to in this proxy statement.

Who can vote at the Annual Meeting?

Shareholders as of the record date for the Annual Meeting, the close of business on May 3, 2024 (the "Record Date"), are entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 18,342,797 shares of the Company's common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If, as of the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the shareholder of record with respect to those shares.

As a shareholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting in person, we urge you to vote over the Internet or by telephone, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If, as of the close of business on the Record Date, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the shareholder of record for purposes of voting at the Annual Meeting. Because you are not the shareholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a shareholder of record, you may:

VOTE IN PERSON—we will provide a ballot to shareholders who attend the Annual Meeting and wish to vote in person;

VOTE BY MAIL—simply complete, sign and date the enclosed proxy card, then follow the instructions on the card; or

VOTE VIA THE INTERNET or VIA TELEPHONE—follow the instructions on the Notice or proxy card and have the Notice or proxy card available when you access the Internet or place your telephone call.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on June 26, 2024. Submitting your proxy, whether via the Internet, by telephone or by mail, will not affect your right to vote at the Annual Meeting should you decide to attend the meeting.

If you are not a shareholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the Annual Meeting if you have already voted by proxy.

What if I return my proxy card directly to the Company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board of Directors stated above. For example, if you return a signed proxy card with no indication of your vote on any of the proposals, your votes will be cast "FOR" the election of the three director nominees named in this proxy statement, "FOR" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, and "FOR" the ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2024.

If you hold your shares in street name and do not vote, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described below) and may not be counted in determining the number of shares necessary for approval of a proposal. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the Record Date must be present at the Annual Meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy. Additionally, abstentions, broker non-votes and "WITHHOLD" votes (as described below) will also be counted towards the quorum requirement. If there is no quorum, the chair of the Annual Meeting may adjourn the meeting until a later date.

How are abstentions, broker non-votes and "WITHHOLD" votes treated?

Abstentions (i.e., shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present. In determining whether a proposal received the requisite number of affirmative votes, abstentions are not considered votes cast and will have no effect on the proposal. As a result, abstentions will have no impact on the non-binding advisory vote on our named executive officer compensation (Proposal 2), or the ratification of appointment of our independent registered public accounting firm (Proposal 3).

Broker non-votes are counted for purposes of determining whether a quorum is present. In determining whether a proposal received the requisite number of affirmative votes, broker non-votes are not considered votes cast and will have no effect on the proposal. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted because (i) the broker did not receive voting instructions from the beneficial owner, and (ii) the broker lacked discretionary authority to vote the shares. Brokers that have not received voting instructions from their clients cannot vote on their clients' behalf with respect to "non-routine" proposals but may vote their clients' shares on "routine" proposals. As a result, broker non-votes will have no impact on "non-routine" proposals, including the approval of the election of directors (Proposal 1), and the non-binding advisory vote on our named executive officer compensation (Proposal 2).

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on "non-routine" items, including the election of directors (Proposal 1), or the approval, on a non-binding advisory basis, or of our named executive officer compensation (Proposal 2). Ratification of the appointment of our independent registered public accounting firm for fiscal 2024 (Proposal 3) is considered to be a "routine" matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of the independent registered public accounting firm. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

"WITHHOLD" votes will also be counted towards the quorum requirement and will have no effect on the outcome of the election of directors (Proposal 1) because the election of directors is based on the votes actually cast.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

Proposal 1. Shareholders' choices for Proposal 1 (Election of Directors) are limited to "FOR" and "WITHHOLD." A plurality of the votes cast, whether in person or by proxy, is required to elect each of the three nominees for director described under Proposal 1. Under plurality voting, the three nominees receiving the largest number of votes cast (votes "FOR") will be elected. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. Withholding authority to vote your shares with respect to one or more director nominees will have no effect on the election of those nominees. Because the election of directors under Proposal 1 is considered to be a non-routine matter under the rules of the New York Stock Exchange ("NYSE"), if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 1, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. "WITHHOLD" votes and broker non-votes will have no effect on the outcome of Proposal 1 because the election of directors is based on the votes actually cast.

Proposal 2. Proposal 2 is a non-binding advisory vote. Therefore, our Board of Directors will consider our named executive officer compensation described under Proposal 2 (Advisory Vote to Approve Executive Compensation) to be approved if the proposal receives the affirmative vote of a majority of votes cast, whether in person or by proxy. Because the advisory vote under Proposal 2 is considered to be a non-routine matter under the rules of the NYSE, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2 because the advisory vote is based on the votes actually cast.

Proposal 3. The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to ratify the appointment of the independent registered public accounting firm for fiscal 2024 described under Proposal 3 (Ratification of Appointment of Registered Independent Public Accounting Firm). Proposal 3 is considered to be a "routine" matter under the rules of the NYSE and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of the independent registered public accounting firm. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3 because the ratification of the appointment of the independent registered public accounting firm is based on the votes actually cast.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to use the Internet to:

> View the Company's proxy materials for the Annual Meeting; and

> Instruct the Company to send future proxy materials to you by email.

The Company's proxy materials are available at *ir.rh.com*. This website address is included for reference only. The information contained on the Company's website is not incorporated by reference into this proxy statement.

Choosing to receive future proxy materials by email will save the Company the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by email will remain in effect until you terminate it.

Who is paying for this proxy solicitation?

The Company is paying the costs of the solicitation of proxies. Proxies may be solicited on behalf of the Company by our directors, officers, team members (we refer to our employees as "team members") or agents in person or by telephone, facsimile or other electronic means. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries, upon request, for their reasonable expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock. We have retained the services of Alliance Advisors LLC ("Alliance") to assist in the solicitation of proxies for a fee of approximately $28,000 plus reasonable out-of-pocket expenses. We may engage Alliance for additional solicitation work and incur fees greater than $28,000 depending on a variety of factors, including preliminary voting results and recommendations from Institutional Shareholder Services. As part of its engagement agreement, the Company has also agreed to certain indemnification provisions with Alliance.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

A shareholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

> Delivering to the Corporate Secretary of the Company (by any means, including facsimile) a written notice stating that the proxy is revoked;

> Signing and delivering a proxy bearing a later date;

> Voting again over the Internet or by telephone; or

> Attending and voting at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Where can I find the voting results?

The final voting results will be tallied by the inspector of elections and filed with the SEC in a Current Report on Form 8-K within four business days of the Annual Meeting.

SECURITY OWNERSHIP OF TOP SHAREHOLDERS & LEADERSHIP

SECURITY OWNERSHIP OF TOP
SHAREHOLDERS & LEADERSHIP

The following table sets forth information as of the close of business on May 3, 2024, regarding the beneficial ownership of our common stock by: each person or group who is known by us to beneficially own more than 5% of our outstanding shares of our common stock; each of our named executive officers; each of our current directors; and all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 18,342,797 shares of common stock outstanding as of May 3, 2024. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o RH, 15 Koch Road, Corte Madera, CA 94925.

NAME[1]	NUMBER	PERCENT
Gary Friedman[2]	5,005,063	25.0%
FMR LLC[3] 245 Summer Street, Boston, MA 02210	2,201,543	12.0%
Vanguard Group Inc.[4] 100 Vanguard Blvd., Malvern, PA 19355	1,403,447	7.7%
BlackRock Inc.[5] 55 East 52nd Street, New York, NY 10055	1,303,092	7.1%
Carlos Alberini[6]	21,916	*
Keith Belling[6]	5,423	*
Eri Chaya[7]	329,643	1.8%
Mark Demilio[8]	79,839	*
Stefan Duban[9]	30,613	*
Hilary Krane[6]	6,538	*
Edward Lee[10]	3,100	*
Katie Mitic[6]	10,839	*
Jack Preston[11]	54,251	*
Ali Rowghani[12]	9,525	*
Leonard Schlesinger[6]	14,074	*
All current executive officers and directors as a group (12 persons)[13]	5,570,824	28.1%

*   Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)   Under the rules of the SEC, our named executive officers include our principal executive officer, principal financial officer and the next three most highly compensated executive officers.

(2)   Includes 1,700,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 3, 2024. As of May 3, 2024, 583,334 of these options are subject to selling restrictions.

(3) Based on the Form 13F-HR filed by FMR LLC with the SEC on May 13, 2024, in which it reported that it has the sole voting power over 2,033,576 shares of common stock.

(4) Based on the Form 13F-HR filed by Vanguard Group Inc. with the SEC on May 10, 2024, in which it reported having shared voting power over 5,651 shares of common stock.

(5) Based on the Form 13F-HR filed by BlackRock Inc. with the SEC on May 10, 2024, in which it reported that it has the sole voting power over 1,299,024 shares of common stock.

(6) Includes 423 restricted stock awards that vest on June 29, 2024.

(7) Includes 23,643 shares of common stock held by the Chaya-Smith Revocable Trust and 306,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 3, 2024.

(8) Includes 31,416 shares of common stock held by various family trusts established by Mr. Demilio, 44,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 3, 2024, 4,000 restricted stock awards vesting in eight quarterly increments through April 11, 2026, and 423 restricted stock awards that vest on June 29, 2024.

(9) Includes 30,535 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 3, 2024.

(10) Includes 3,100 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 3, 2024.

(11) Includes 54,250 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 3, 2024.

(12) Includes 6,953 shares of common stock held by the Rowghani Keshavarz Living Trust and 423 restricted stock awards that vest on June 29, 2024.

(13) Includes 2,137,885 shares of common stock our executive officers and directors have a right to acquire upon the exercise of options that are exercisable within 60 days of May 3, 2024, 4,000 restricted stock awards vesting in eight quarterly increments through April 11, 2026, and 2,961 restricted stock awards that vest on June 29, 2024.

INTENTIONALLY LEFT BLANK

COMPANY LEADERSHIP
DIRECTORS & OFFICERS

GARY FRIEDMAN

Chairman and Chief Executive Officer

Age: 66

Director since 2013

Board Committees: None

Class III Director: Continuing in office until the Annual Meeting

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today, since January 2014. Mr. Friedman joined RH in April of 2001 when the business was known as Restoration Hardware, a $350 million mall-based retail business on the verge of bankruptcy, selling mostly nostalgic discovery items and some Mission-style furniture. He has spent the past 23 years transforming every aspect of the business and building RH into the leading luxury interior design brand in the world today with revenues in excess of $3 billion. While many in the retail industry have been shrinking or closing stores, Mr. Friedman and his team have developed some of the largest and most inspiring retail experiences in the world, many in historically significant buildings with integrated interior design studios, restaurants, and wine, and barista bars. Some examples being RH San Francisco, The Gallery in the Historic Bethlehem Steel Building, RH Chicago, The Gallery in the Historic Three Arts Club, and RH England, a 17th Century, 73 acre estate with three restaurants and one of the most meticulously curated Architecture and Design Libraries, including the first modern printing in 1492 of De Archtectura, The Ten Books on Architecture by Vitruvius. Mr. Friedman is continuing to elevate and evolve the RH brand with the introduction of RH Guesthouses, a new hospitality concept for travelers seeking privacy and luxury, the first of which opened in New York City, and the second under construction in Aspen, inclusive of the first RH Bath House & Spa, and where the Company will also be introducing RH Residences, fully furnished luxury homes with integrated services that deliver taste and time value to discerning time starved consumers. Prior to RH, Mr Friedman spent 14 years in various positions at Williams-Sonoma Inc. lastly serving as President and Chief Operating Officer, and President of the Williams-Sonoma, Pottery Barn, and West Elm brands. Mr. Friedman was responsible for transforming Pottery Barn from a $50 million table top and accessories business into a billion dollar plus home lifestyle brand. Mr Friedman also developed the revolutionary Williams-Sonoma Grande Cuisine stores, and conceptualizing and developing the West Elm brand. Mr. Friedman began his career as a stock boy at the Gap store in Santa Rosa California. He spent eleven years with the Gap, and held the positions of Store Manager, District Manager, and Regional Manager overseeing 63 stores in Southern California.

Qualifications:

Mr. Friedman was selected to our Board of Directors because of his leadership in re-conceptualizing and developing the RH brand and business into the leading luxury home brand in the North American market, his deep and unmatched expertise in developing and rapidly growing many of the leading consumer brands in the home furnishings space, and his extensive knowledge of building and leading complex multi-branded and multi-channel organizations.

MARK DEMILIO

Lead Independent Director

Age: 68

Director since 2009

Board Committees: Audit, Compensation, Nominating and Corporate Governance

Class I Director: Continuing in office until the 2025 annual meeting

Mark Demilio has served as a member of our Board of Directors since September 2009 and currently serves as the board's Lead Independent Director. Mr. Demilio currently serves as a member of the Board of Directors and Chairman of the audit committee of SCP Health, a privately-held provider of emergency medicine and hospitalist services through physician staffing and management since September 2015. Since January 2021, Mr. Demilio has been serving as a consultant to Spinnaker Medical, a privately held special purpose acquisition company. Mr. Demilio served as a member of the Board of Directors of Cosi, Inc., a national restaurant chain, from April 2004 to May 2017, served on its audit committee, its compensation committee and its nominating and corporate governance committee, and served for a time as Chairman of the Board of Directors of Cosi and as the interim Chief Executive Officer of Cosi. From June 2018 through December 2020, Mr. Demilio was a member of the Board of Directors and Chairman of the audit committee of Nurse Assist, a medical device manufacturer and distributer. From February 2014 through March 2016, Mr. Demilio served as a member of the Board of Directors and Chairman of the audit committee of The Paslin Company, a private company that designs, assembles and integrates robotic assembly lines for the automotive industry.

From December 2000 until his retirement in October 2008, Mr. Demilio served as the Chief Financial Officer of Magellan Health Services, Inc., a Nasdaq-listed managed specialty healthcare company that managed the delivery of behavioral healthcare treatment services, specialty pharmaceuticals and radiology services. Mr. Demilio has also been the General Counsel for Magellan Health Services, the Chief Financial Officer and General Counsel of Youth Services International, Inc., an attorney specializing in corporate and securities law with the law firms of Miles & Stockbridge and Piper & Marbury, a financial analyst for CareFirst BlueCross BlueShield of Maryland and a certified public accountant with Arthur Andersen LLP.

Qualifications:

Mr. Demilio was selected to our Board of Directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations and board practices of other major corporations.

Age: 71

Director since 2014

Board Committees:
Compensation

Class I Director:
Continuing in office until the 2025 annual meeting

Leonard Schlesinger was appointed to our Board of Directors in April 2014. Dr. Schlesinger has served as Baker Foundation Professor of Business Administration at Harvard Business School, a role he returned to in July 2013 after serving as the President of Babson College from July 2008 until July 2013 and having held various positions at public and private companies. He also serves as a Director and Chair of the Audit Committee of DataPoint Capital Acquisition Corporation and a Director of View Point Holdings. From 1999 to 2007, Dr. Schlesinger held various executive positions at Limited Brands, Inc. (L Brands, Inc.), a formerly listed NYSE company, including Vice Chairman of the Board of Directors and Chief Operating Officer. While at Limited Brands, he was responsible for the operational and financial functions across the enterprise, including Express, Limited Stores, Victoria's Secret Beauty, Bath and Body Works, C.O. Bigelow, Henri Bendel, and White Barn Candle Company. Dr. Schlesinger also served as Executive Vice President and Chief Operating Officer at Au Bon Pain Co., Inc. and as a director of numerous public and private retail, consumer products, and technology companies. Dr. Schlesinger has also held leadership roles at leading MBA and executive education programs and other academic institutions, including twenty years at Harvard Business School, where he served as the George Fisher Baker Jr. Professor of Business Administration. Dr. Schlesinger holds a Doctor of Business Administration from Harvard Business School, an MBA from Columbia University, and a Bachelor of Arts in American Civilization from Brown University.

Qualifications:

Dr. Schlesinger was selected for our Board of Directors because he possesses extensive leadership, operational, financial, and business expertise from his significant and broad experience with numerous private and public retail companies.

Age: 68

Director since 2010

Board Committees:
None

Class III Director:
Continuing in office until the Annual Meeting

Carlos Alberini has served on our Board of Directors since June 2010. Mr. Alberini currently serves as a member of the Board of Directors and Chief Executive Officer of Guess?, Inc., a NYSE-listed specialty retailer of apparel and accessories, since February 2019. Mr. Alberini previously served as the Chairman and Chief Executive Officer of Lucky Brand from February 2014 to February 2019. Mr. Alberini served as our Co-Chief Executive Officer from June 2010 through October 2012 and from July 2013 through January 2014, and he served as our sole Chief Executive Officer from October 2012 through July 2013. Mr. Alberini was President and Chief Operating Officer of Guess from December 2000 to June 2010. From May 2006 to July 2006, Mr. Alberini served as Interim Chief Financial Officer of Guess. Mr. Alberini served as a member of the Board of Directors of Guess from December 2000 to September 2011. Prior to Guess, Mr. Alberini served as Senior Vice President and Chief Financial Officer of Footstar, Inc., a retailer of footwear from October 1996 to December 2000. From May 1995 to October 1996, Mr. Alberini served as Vice President of Finance and Acting Chief Financial Officer of the Melville Corporation, a retail holding corporation. From 1987 to 1995, Mr. Alberini was with The Bon-Ton Stores, Inc., an operator of department stores, in various capacities, including Corporate Controller, Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Mr. Alberini served in various positions at PricewaterhouseCoopers LLP.

Qualifications:

Mr. Alberini was selected to our Board of Directors because he possesses particular knowledge and experience in retail and merchandising, branded consumer goods, accounting, financing and capital finance, board practices of other large retail companies and leadership of complex organizations.

KEITH BELLING

Age: 66

Director since 2016

Board Committees:
None

Class III Director:
Continuing in office until the Annual Meeting

Keith Belling has served on our Board of Directors since April 2016, and previously served as an advisor to the Board of Directors from May 2015 to April 2016. Mr. Belling is the co-founder and former Chairman and Chief Executive Officer of popchips, Inc. ("popchips"), a leading better-for-you snack food business that launched in 2007. He previously served as popchips' Chief Executive Officer from 2007 through 2012, leading the company to sales and distribution at over 30,000 retail stores across North America and the United Kingdom and served as the Chairman of the Board from 2007 through 2019. Mr. Belling is also the founder and former Chief Executive Officer of RightRice, a next generation rice brand that launched in February 2019, in Whole Foods Markets nationwide and on Amazon. Mr. Belling has served as an advisor to several innovative consumer, real estate and technology companies, including Modern Meadow Inc., Olly Nutrition, and LBA Realty LLC. Mr. Belling also has founded other businesses, including e-commerce company AllBusiness.com, a leading small business portal, founded in 1998, where Mr. Belling formerly served as Chief Executive Officer and which was acquired by NBCi. Mr. Belling was a real estate attorney with Morrison & Foerster LLP, where he represented a diverse clientele including developers and real estate investors.

Qualifications:

Mr. Belling was selected to our board because of his experience as a founder, leader, and entrepreneur of several innovative consumer companies, as well as his background and experience in the real estate sector.

ERI CHAYA

Age: 50

Director since 2012

Board Committees:
None

Class I Director:
Continuing in office until the 2025 annual meeting

Eri Chaya has served on our Board of Directors since 2012, and has served as our President, Chief Creative and Merchandising Officer since November 2017. Ms. Chaya leads product curation and integration, brand creative and business development for RH Interiors, Contemporary, Modern, Beach House, Ski House, Outdoor, Baby & Child and TEEN, across the Company's physical, digital and print channels of distribution. Ms. Chaya previously served as RH's Co-President, Chief Creative and Merchandising Officer and Director from May 2016 to November 2017, Chief Creative Officer from April 2008 to May 2016 and Vice President of Creative from July 2006 to April 2008. Prior to RH, Ms. Chaya was a creative director at Goodby, Silverstein and Partners, an international advertising agency, and a creative director at Banana Republic.

Qualifications:

Ms. Chaya was selected to our Board of Directors because of her extensive knowledge and experience in design, product development, brand development, marketing and advertising.

HILARY KRANE

Age: 60

Director since 2016

Board Committees:
Audit

Class II Director:
Continuing in office until
the 2026 annual meeting

Hilary Krane has served on our Board of Directors since her appointment in June 2016. Ms. Krane is currently the Chief Legal Officer for Creative Artists Agency. Up until February 2022, Ms. Krane served in various executive roles at Nike since 2010, including most recently as Executive Vice President, Chief Administrative Officer and General Counsel for NIKE, Inc. Prior to joining NIKE, Inc., Ms. Krane was General Counsel and Senior Vice President for Corporate Affairs at Levi Strauss & Co. from 2006 to 2010. From 1996 to 2006, she was a partner and assistant general counsel at PricewaterhouseCoopers LLP. Ms. Krane has been a director at the Federal Reserve Bank of San Francisco, Portland Branch since January 2018. Ms. Krane holds a Bachelor of Arts from Stanford University and a J.D. from the University of Chicago.

Qualifications:

Ms. Krane was selected to our Board of Directors because of her extensive operational, compliance and business experience contributing to the growth and development of innovative and iconic global brands.

KATIE MITIC

Age: 54

Director since 2013

Board Committees:
Audit

Class II Director:
Continuing in office until
the 2026 annual meeting

Katie Mitic is currently Chief Executive Officer and Co-founder of SomethingElse, Inc., a direct-to-consumer beverage company that launched in 2019. From 2012 to 2017, Ms. Mitic was the Chief Executive Officer and Co-founder of Sitch, Inc., a startup building innovative mobile consumer products.

Prior to Sitch, Ms. Mitic served in executive leadership positions at innovative growth companies, including Facebook, Inc. and Palm, Inc. As Director of Platform & Mobile Marketing at Facebook, she grew developer products and partnerships globally. As Senior Vice President, Product Marketing at Palm, she expanded the company's product lines and international footprint up until its acquisition by Hewlett-Packard. Earlier in her career, Ms. Mitic worked at NetDynamics (acquired by Sun Microsystems), where she launched the industry's first application server, at Four11, where she built the industry leading email service RocketMail (now Yahoo! Mail) and at Yahoo!, where she served as Vice President and General Manager. She currently serves on the Boards of Directors of private and non-profit organizations, including DVx Ventures and LeanIn.Org.

Ms. Mitic received her B.A. from Stanford University and her M.B.A. from Harvard Business School.

Qualifications:

Ms. Mitic was selected to our Board of Directors because of her extensive leadership, operational and entrepreneurial experience with innovative growth companies and global consumer technology companies.

ALI ROWGHANI

Age: 51

Director since 2015

Board Committees:
Nominating
and Corporate
Governance

Class II Director
Continuing in office until
the 2026 annual meeting

Ali Rowghani was appointed to our Board of Directors on January 22, 2015. Mr. Rowghani has served in executive leadership positions at innovative growth companies, including Twitter, Inc. and Pixar Animation Studios, Inc. At Twitter, Mr. Rowghani was hired as the Company's first Chief Financial Officer in March 2010, and later served as Chief Operating Officer, with responsibility for business development, platform, media, product, and business analytics, from December 2012 to June 2014. Most recently, Mr. Rowghani was the Managing Director of the YCombinator Continuity Fund, which invests in growth-stage startups and which Mr. Rowghani helped launch in 2015.

Prior to Twitter, from June 2002 to February 2010, Mr. Rowghani served in various leadership roles at Pixar, including Chief Financial Officer and Senior Vice President, Strategic Planning, reporting to Pixar founder and President, Ed Catmull.

Mr. Rowghani holds a B.A. in International Relations and an M.B.A. from Stanford University.

Qualifications:

Mr. Rowghani was selected to our Board of Directors because he possesses extensive operational, financial and leadership experience, and because of his expertise in scaling innovative and high-growth companies.

EXECUTIVE OFFICERS

Below is a list of the names and ages, as of May 3, 2024, of our executive officers and a description of their business experience.

GARY FRIEDMAN

Chairman and Chief Executive Officer

Age: 66

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today, since January 2014. Previously, Mr. Friedman served as our Co-Chief Executive Officer and Director from July 2013 to January 2014, and as Chairman and Co-Chief Executive Officer from May 2010 to October 2012. From October 2012 to July 2013, Mr. Friedman served as Chairman Emeritus, Creator and Curator on an advisory basis, and as Chief Executive Officer and a member of our Board of Directors from March 2001 to October 2012, during which time he served as our Chairman from March 2005 to June 2008. Mr. Friedman joined RH from Williams-Sonoma, Inc. where he spent 14 years serving as President and Chief Operating Officer from May 2000 to March 2001, as Chief Merchandising Officer of Williams-Sonoma, Inc. and President of Retail from 1995 to 2000, and as Executive Vice President of Williams-Sonoma, Inc. and President of the Williams-Sonoma and Pottery Barn brands from 1993 to 2000 during which time Mr. Friedman was responsible for transforming Pottery Barn from a $50 million dollar table top and accessories business into a billion dollar plus home furnishings lifestyle brand. Mr. Friedman also developed and rolled out the revolutionary Williams-Sonoma Grande Cuisine stores, growing the brand from less than $100 million to almost $1 billion. Lastly, while at Williams-Sonoma Mr. Friedman spent several years conceptualizing and developing the West Elm brand, which launched shortly after he left the company. Mr. Friedman joined Williams-Sonoma in 1988 as Senior Vice President of Stores and Operations. Mr. Friedman began his retail career in 1977 as a stock-boy at the Gap store in Santa Rosa, California. He spent eleven years with Gap, and held the positions of Store Manager, District Manager and Regional Manager overseeing 63 stores in Southern California.

ERI CHAYA

President, Chief Creative and Merchandising Officer

Age: 50

Eri Chaya has served as our President, Chief Creative and Merchandising Officer since November 2017 and on our Board of Directors since 2012. Ms. Chaya leads product curation and integration, brand creative and business development for RH Interiors, Contemporary, Modern, Beach House, Ski House, Outdoor, Baby & Child and TEEN, across the Company's physical, digital and print channels of distribution. Ms. Chaya previously served as RH's Co-President, Chief Creative and Merchandising Officer and Director from May 2016 to November 2017, Chief Creative Officer from April 2008 to May 2016 and Vice President of Creative from July 2006 to April 2008. Prior to RH, Ms. Chaya was a creative director at Goodby, Silverstein and Partners, an international advertising agency, and a creative director at Banana Republic.

JACK PRESTON

Chief Financial Officer

Age: 49

Jack Preston has served as our Chief Financial Officer since March 2019 and leads all financial functions, including strategic and financial planning, accounting, treasury, tax, internal audit, investor relations, as well as our legal, compliance and technology teams, across the Company's multiple businesses and brands. Mr. Preston served as RH's Senior Vice President, Finance and Chief Strategy Officer from August 2014 to March 2019, and Senior Vice President, Finance and Strategy from April 2013 to August 2014. Prior to RH, Mr. Preston worked for Bank of America Merrill Lynch for over 12 years, where he served as a Director in the consumer and retail investment banking group. Mr. Preston holds a bachelor of commerce degree from the Sauder School of Business at the University of British Columbia.

EDWARD LEE

Chief Legal & Compliance Officer

Age: 52

Edward Lee has served as our Chief Legal & Compliance Officer since March 2019. Mr. Lee joined RH in October 2012 as Deputy General Counsel and was promoted to Chief Legal Officer in August 2015. Mr. Lee is also a member of the Disclosure Committee. Prior to RH, Mr. Lee was Vice President & Deputy General Counsel, Assistant Corporate Secretary at MGM Resorts International from January 2008 to October 2012. Mr. Lee holds a law degree from the University of California, Berkeley School of Law; an M.P.P. from Harvard University, The Kennedy School of Government; and a BA cum laude in Government/Public Policy from Pomona College.

STEFAN DUBAN

Chief Gallery & Customer Officer

Age: 41

Stefan Duban has served as our Chief Gallery & Customer Officer since 2021 and is responsible for the global operations of the Company's Galleries, Interior Design, Hospitality, Trade, Contract, Outlet and the Gallery Optimization Teams. Mr. Duban is in his 24th year at RH and began his career as a part-time sales associate in our Thousand Oaks, CA Gallery. He has held the positions of Gallery Leader, Vice President of Home Delivery, Vice President and Regional Field Leader, and most recently, Chief Gallery Officer of RH.

INTENTIONALLY LEFT BLANK

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE & DIRECTOR INDEPENDENCE

We have a number of policies and practices related to corporate governance and oversight of our business. A number of the more important policies and procedures are described in this section of the proxy statement.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines specify the distribution of rights and responsibilities of our Board of Directors and detail the rules and procedures for making decisions on corporate affairs. In general, the shareholders elect our Board of Directors, which is responsible for overall governance of our Company, including selection and oversight of key leadership, and leadership is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance." The contents of our website are not incorporated by reference into this proxy statement and are not soliciting materials.

CODE OF ETHICS & CODE OF BUSINESS CONDUCT

We have adopted a code of ethics for our chief executive officer and senior financial officers. We have also adopted a code of business conduct applicable to our team members, officers and directors. Copies of these codes are available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance." We expect that any amendment to, or waiver of, the requirements of the code of ethics for our chief executive officer and senior financial officers will be disclosed on our website and any waiver of the requirements of the code of business conduct relating to our executive officers and directors will be promptly disclosed to shareholders, in each case as required by applicable law or NYSE listing requirements.

INCENTIVE COMPENSATION RECOUPMENT POLICY

Effective October 2, 2023, our Board of Directors adopted an incentive compensation recoupment policy (the "Clawback Policy") as required by Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the corresponding NYSE listing standards. In the event the Company is required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement under U.S. federal securities laws, the Clawback Policy requires the Company to recover erroneously awarded compensation that is granted, earned or vested based in whole or in part upon the attainment of a financial reporting measure and that is received by our current and former executive officers (as defined in Rule 10D-1) during the three fiscal years preceding the date that the Company is required to prepare the accounting restatement. The amount recoverable is the compensation paid or payable in excess of the amount that would have been paid or payable based on the restated financial results.

In addition, as a public company subject to Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial results due to our material noncompliance, as a result of misconduct, with any financial reporting requirements under the federal securities laws, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or incentive-based or equity-based compensation they receive.

COMPENSATION COMMITTEE INTERLOCKS & INSIDER PARTICIPATION

No member of the compensation committee of our Board of Directors has served as one of our officers or been employed as one of our team members at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our Board of Directors. None of our executive officers serves as a member of the Board of Directors of any other company that has an executive officer serving as a member of our compensation committee. None of our directors or executive officers are members of the same family.

COMPOSITION & QUALIFICATIONS OF OUR BOARD OF DIRECTORS

Our Board of Directors consists of nine directors, including our Chairman and Chief Executive Officer. Our certificate of incorporation provides that, subject to any rights applicable to any then-outstanding preferred stock, our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Subject to any rights applicable to any then-outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office, unless otherwise required by law or by a resolution passed by our Board of Directors. The term of office for each director will be until his or her successor is elected at the applicable annual meeting of shareholders or his or her death, resignation or removal, whichever is earliest to occur.

Our Board of Directors is divided into three classes, with each director serving a three-year term, and one class being elected at each year's annual meeting of shareholders. Our directors by class are as follows:

Class I: Eri Chaya, Mark Demilio and Leonard Schlesinger, with a term expiring at the 2025 annual meeting.

Class II: Hilary Krane, Katie Mitic and Ali Rowghani, with a term expiring at the 2026 annual meeting.

Class III: Gary Friedman, Carlos Alberini and Keith Belling, with a term expiring at the Annual Meeting.

NAME/ CURRENT POSITION	AGE	DIRECTOR SINCE	INDEPENDENT	COMMITTEE MEMBERSHIP		
				AUDIT	COMP.	NOM. & CORP. GOV.
Gary Friedman RH Chairman and CEO	66	Jul. 2013				
Carlos Alberini Director and CEO of Guess?, Inc.	68	Jun. 2010	●			
Keith Belling Founder and Former CEO of popchips, Inc. Founder and Former CEO of RightRice	66	Apr. 2016				
Eri Chaya RH President, Chief Creative and Merchandising Officer	50	Nov. 2012				
Mark Demilio Director and Chairman of the Audit Committee of SCP Health	68	Sep. 2009	●	□	■	□
Hilary Krane Chief Legal Officer, Creative Artists Agency	60	Jun. 2016	●	■		
Katie Mitic CEO and Co-Founder of SomethingElse, Inc.	54	Oct. 2013	●	■		
Ali Rowghani Former Managing Director, YCombinator Continuity Fund	51	Jan. 2015	●			■
Leonard Schlesinger Professor of Business Administration Harvard Business School	71	Apr. 2014	●		□	

□   Committee Chair
■   Committee Member

NAME/ CURRENT POSITION	EXPERIENCE						
	BUSINESS LEADERSHIP	BRAND/ RETAIL	GROWTH COMPANY	PUBLIC CO. EXECUTIVE/ DIRECTOR	INVESTMENT/ FINANCIAL	LEGAL	RISK & GOVERNANCE
Gary Friedman RH Chairman and CEO	●	●	●	●			
Carlos Alberini Director and CEO of Guess?, Inc.	●	●	●	●	●		
Keith Belling Founder and Former CEO of popchips, Inc. Founder and Former CEO of RightRice	●	●	●		●		
Eri Chaya RH President, Chief Creative and Merchandising Officer		●	●				
Mark Demilio Director and Chairman of the Audit Committee of SCP Health	●			●	●	●	●
Hilary Krane Chief Legal Officer, Creative Artists Agency		●		●		●	●
Katie Mitic CEO and Co-Founder of SomethingElse, Inc.	●	●	●	●			●
Ali Rowghani Former Managing Director, YCombinator Continuity Fund	●	●	●	●	●		
Leonard Schlesinger Professor of Business Administration Harvard Business School	●	●	●	●			●

We believe our Board of Directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications, or skills in the following areas are most important: (i) business expertise in general and specific familiarity with high growth business models; (ii) experience building high value and luxury brands; (iii) industry knowledge of retail and consumer; and (iv) domain expertise in specialized areas such as merchandising and advertising; sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people leadership; and board practices of other major corporations. We believe that all our current board members possess the professional and personal qualifications necessary for board service, and have highlighted selected noteworthy attributes for each board member in their individual biographies and as otherwise summarized above.

BOARD ASSESSMENT & DIVERSITY



INDEPENDENCE
- Non-Independent 3
- Independent 6

TENURE
- 10+ Years
- 0-10 Years

AGE
- 67-77
- 45-55
- 56-66

DIVERSITY
- Female 3
- Male 6

Our Board of Directors strongly believes its effectiveness is enhanced by being comprised of individuals with diverse backgrounds, skills and experience that are relevant to the role of the Board of Directors and the needs of the business. Accordingly, our Board of Directors regularly reviews the changing needs of the business and the skills and experience resident in its members, with the intention that the board will be periodically "renewed" as certain directors rotate off and new directors are recruited. The Board of Directors commitment to diversity and "renewal" will be tempered by the need to balance change with continuity and experience.

Our current board composition is highly diverse in the areas of gender, age, ethnicity and business experience. We believe that our commitment to diversity is demonstrated by the current composition of our Board of Directors.

We believe that our approach to board qualifications and selection criteria is effective in identifying strong candidates to meet the needs of the Company and its constituencies and has resulted in a diverse Board of Directors.

Board Members Self-Identifying from Underrepresented Communities

Three of our directors have indicated that they are from underrepresented groups. We believe that representation of such groups on our Board of Directors further demonstrates our commitment to diversity and inclusion.

One director self-identifies as Hispanic and/or Latino.

Two directors self-identify as either being of Asian and/or Middle Eastern heritage.



See the graphic under "—Composition & Qualifications of our Board of Directors" above for further information regarding the composition and experience of our current Board of Directors.

BOARD LEADERSHIP STRUCTURE; LEAD INDEPENDENT DIRECTOR

Our Corporate Governance Guidelines provide that the roles of Chairman of our Board of Directors and Chief Executive Officer may be either separate or combined, and our Board of Directors exercises its discretion in combining or separating these positions as it deems appropriate. Our Board of Directors believes that the combination or separation of these positions should continue to be considered as part of our succession planning process. Currently, the roles are combined, with Mr. Friedman serving as Chairman of our Board of Directors and Chief Executive Officer.

In July 2013, the Board of Directors created the position of Lead Independent Director and adopted a Lead Independent Director Charter, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance." The Lead Independent Director Charter provides that the Lead Independent Director shall serve in a lead capacity to coordinate the activities of the other non-employee directors, to help facilitate communication between the Board of Directors and leadership, and perform such other duties and functions as directed by the board from time to time. The Lead Independent Director presides over executive sessions of non-management directors.

Mr. Demilio currently serves as our Lead Independent Director. We believe the appointment of Mr. Demilio as our Lead Independent Director is beneficial to the Company due to Mr. Demilio's breadth of experience and ability to facilitate communication between leadership and the Board of Directors and devote significant time to the Company. Our Board of Directors has determined that the Lead Independent Director provides an important governance construct for the Board of Directors to enhance regular communication with the Company's leadership team and in particular the Chairman and Chief Executive Officer.

Our Corporate Governance Guidelines provide the flexibility for our Board of Directors to modify our leadership structure in the future as appropriate. We believe that our Company is well served by this flexible leadership structure.

BOARD INDEPENDENCE

In accordance with our Corporate Governance Guidelines, the Board of Directors affirmatively determines that each independent director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and meets the standards for independence as defined by applicable law and the rules of the NYSE.

Our Board of Directors undertook its annual review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our Board of Directors affirmatively determined that each of Mr. Alberini, Mr. Demilio, Ms. Krane, Ms. Mitic, Mr. Rowghani and Dr. Schlesinger is an "independent director," as defined under the applicable rules of the NYSE and the SEC, and that the other members of the board are not independent. The board's independence determination was based on information provided by our current directors. In particular, in making its determination that Mr. Alberini is an independent director, the Board of Directors considered that under the rules of the NYSE and the SEC, Mr. Alberini could be deemed independent for membership on the Board of Directors after February 2017 given that his prior service as the Company's Co-Chief Executive Officer and Chief Executive Officer had occurred more than three years prior to such date. In addition, as of February 2019, Mr. Alberini also meets the enhanced independence standard for a director who has not served as an employee of the Company for more than five years. In reaching its conclusions regarding the independence of Mr. Alberini, the Board of Directors further considered Mr. Alberini's time away from the management of RH, the fact that he had served as the chief executive officer of Lucky Brands, and the fact that he subsequently left Lucky Brands and is now serving as the chief executive officer of Guess?, Inc., a publicly traded company, listed on the NYSE, along with other prior and existing relationships between the Company and Mr. Alberini.

Further, the Board of Directors determined that each member of the Board of Directors' audit committee, compensation committee, and nominating and corporate governance committee satisfies independence standards applicable to each committee, on which he or she serves. Although the Board of Directors determined that Mr. Alberini is an independent director under the applicable rules of the NYSE and the SEC, the Board of Directors has elected not to appoint Mr. Alberini to any of the committees of the Company that are required under applicable rules of the NYSE or SEC to be composed entirely of independent directors.

BOARD MEETINGS

During fiscal 2023, our Board of Directors held a total of three meetings. Additionally, our independent directors met in a number of executive sessions presided over by our Lead Independent Director. During fiscal 2023, all of our director nominees and all of our incumbent directors attended at least 75% of the total meetings such directors were eligible to attend during the period in terms of the board, the committees of the board on which they served and independent or non-executive board meetings.

Agendas and topics for board and committee meetings are developed through discussions among leadership and members of our Board of Directors and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us.

COMMITTEE COMPOSITION & MEETINGS

In fiscal 2023, our Board of Directors had the following standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. All board committees are composed of independent directors. Committee membership and the number of meetings each committee held in fiscal 2023 are as follows:

DIRECTORS	COMMITTEES		
	AUDIT[3]	COMPENSATION[3]	NOM. & CORP. GOVERNANCE[3]
Mark Demilio[1][2]	Chair	Member	Chair
Hilary Krane	Member		
Katie Mitic	Member		
Ali Rowghani			Member
Leonard Schlesinger		Chair	
Number of meetings in fiscal 2023	8	6	2

(1) Designated by the board as an "audit committee financial expert."

(2) Currently the board's Lead Independent Director.

(3) Committee members had various informal meetings in fiscal 2023.

Our Board of Directors has delegated various responsibilities and authorities to its three different committees, as described below and in the committee charters. The board committees regularly report on their activities and actions to the full Board of Directors as they deem appropriate and as the Board of Directors may request. Each member of the audit committee, the compensation committee, and the nominating and corporate governance committee was appointed by our Board of Directors, which reviews committee composition from time to time.

Audit Committee

The audit committee was established for the primary purpose of assisting the Board of Directors in overseeing the accounting and financial reporting processes of the Company and audits of its financial statements. The audit committee is responsible for, among other matters:

Appointing, retaining, compensating, evaluating, terminating and overseeing our independent registered public accounting firm;

Delineating relationships between our independent registered public accounting firm and our Company consistent with the rules of the NYSE and requesting information from our independent registered public accounting firm and leadership to determine the presence or absence of a conflict of interest;

Reviewing with our independent registered public accounting firm the scope and results of their audit;

Approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

Overseeing the financial reporting process and discussing with leadership and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

Reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

Establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and

Reviewing and approving related-person transactions.

Our audit committee currently consists of Mr. Demilio, Ms. Krane and Ms. Mitic. Rule 10A-3 of the Exchange Act, and NYSE rules require us to have at least three audit committee members, all of whom are independent. Our Board of Directors has affirmatively determined that each of Mr. Demilio, Ms. Krane and Ms. Mitic meets the definition of "independent director" for purposes of serving on our audit committee under Rule 10A-3 of the Exchange Act and NYSE rules. In addition, our Board of Directors has determined that Mr. Demilio qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

Our Board of Directors has adopted a written charter for the audit committee, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance." The audit committee conducts an annual self-evaluation of its performance, as set forth in its charter.

Compensation Committee

The compensation committee was established for the primary purpose of assisting the Board of Directors in discharging its responsibilities relating to the compensation of the Company's directors and executive officers, as further described in "Executive Compensation—Compensation Discussion & Analysis—Compensation Committee Review of Compensation." The compensation committee is responsible for, among other matters:

Reviewing key team member compensation goals, policies, plans and programs;

Reviewing and approving the compensation of our Chief Executive Officer and other executive officers;

Reviewing and approving or recommending the compensation of our directors;

Reviewing employment agreements and other similar arrangements between us and our executive officers; and

Appointing and overseeing any independent compensation consultants.

Our compensation committee currently consists of Mr. Demilio and Dr. Schlesinger. Our Board of Directors has affirmatively determined that each member of the compensation committee meets applicable independence requirements for membership on a compensation committee in accordance with applicable rules of the NYSE.

Our Board of Directors adopted a written charter for the compensation committee, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance." The compensation committee conducts an annual self-evaluation of its performance, as set forth in its charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee was established for the primary purpose of assisting the Board of Directors in discharging its responsibilities relating to the election of directors. The nominating and corporate governance committee is responsible for, among other matters:

Identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

Overseeing the organization of our Board of Directors to discharge the board's duties and responsibilities properly and efficiently; and

Developing and recommending to our Board of Directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee currently consists of Messrs. Demilio and Rowghani. Our Board of Directors has affirmatively determined that each member of the nominating and corporate governance committee meets applicable independence requirements for membership on a nominating and corporate governance committee in accordance with applicable rules of the NYSE.

Our Board of Directors adopted a written charter for the nominating and corporate governance committee, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance." The nominating and corporate governance committee conducts an annual self-evaluation of its performance, as set forth in its charter.

DIRECTOR NOMINATIONS; COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

In accordance with its charter, the nominating and corporate governance committee will consider candidates submitted by the Company's shareholders, as well as candidates recommended by directors and leadership, for nomination to our Board of Directors. The nominating and corporate governance committee considers qualifications for the Board of Directors' membership, which may include:

The highest personal and professional integrity;

Demonstrated exceptional ability and judgment;

Broad experience in business, finance or administration;

Familiarity with the Company's industry;

Ability to serve the long-term interests of the Company's shareholders;

Sufficient time available to devote to the affairs of the Company;

Ability to provide continuing service to promote stability and continuity in the boardroom and provide the benefit of familiarity and insight into the Company's affairs that directors would accumulate during their tenure;

Ability to help the Board of Directors work as a collective body; and

Experience, areas of expertise, as well as other factors relative to the overall composition of the Board of Directors.

The nominating and corporate governance committee also considers such other factors as it deems appropriate, including diversity, the interplay of the candidate's experience with the experience of other directors, and the extent to which the candidate would be a desirable addition to the Board of Directors and any committees of the Board of Directors. The nominating and corporate governance committee does not assign specific weights to particular criteria and no particular criteria is necessarily applicable to all nominees. The composition of our current Board of Directors includes diversity in the areas of gender, age, ethnicity and business experience.

The nominating and corporate governance committee further reviews and assesses the activities and associations of each candidate to address legal impediments, conflicts of interest, or other considerations that might hinder or prevent service on our Board of Directors. In making its selection, the nominating and corporate governance committee bears in mind that the foremost responsibility of a director of a company is to represent the interests of the shareholders as a whole.

Each director's individual biography set forth above includes the key individual attributes, experience and skills of each director that led to the conclusion that each director should continue to serve as a member of our Board of Directors at this time, as reflected in the summary above. We believe the range of tenures of our directors creates a synergy between institutional knowledge and new perspectives.

Shareholder Proposals for Nominees

In accordance with its charter, the nominating and corporate governance committee will consider potential nominees properly submitted by shareholders. Shareholders seeking to do so should provide the information set forth in the nominating and corporate governance committee's charter regarding director nominations. The nominating and corporate governance committee will apply the same criteria for candidates proposed by shareholders as it does for candidates proposed by leadership or other directors.

To be considered for nomination by the nominating and corporate governance committee at next year's annual meeting of shareholders, submissions by shareholders must be submitted in writing and must be received by the Corporate Secretary by the deadlines set forth in this proxy statement under "Proposals—Additional Information—Shareholder Proposals for the 2025 Annual Meeting" to ensure adequate time for meaningful consideration by the nominating and corporate governance committee. Each submission must include the following information:

The candidate's name, age, business address and residence address;

The candidate's biographical information, including educational information, principal occupation or employment, past work experience (including all positions held during the past five years), personal references, and service on boards of directors or other material positions that the candidate currently holds or has held during the prior three years;

The class and number of shares of the Company which are beneficially owned by the candidate;

Any potential conflicts of interest that might prevent or otherwise limit the candidate from service as an effective member;

Any other information pertinent to the qualification of the candidate;

The name and record address of the shareholder making the recommendation; and

The class and number of shares of the Company which are beneficially owned by such shareholder and the period of time such shares have been held, including whether such shares have been held in excess of one year prior to the date of the recommendation.

Information regarding requirements that must be followed by a shareholder who wishes to make a shareholder nomination for election to our Board of Directors for next year's annual meeting is described in this proxy statement under "Proposals—Additional Information—Shareholder Proposals for the 2025 Annual Meeting."

Communicating with Members of the Board of Directors

Any shareholder or any other interested party who wishes to communicate directly with (i) our entire Board of Directors, (ii) the non-management directors as a group, or (iii) the Lead Independent Director, may do so by corresponding with the Lead Independent Director at the following address: Lead Independent Director, c/o RH, Legal Dept., 15 Koch Road, Corte Madera, CA 94925, Attn: Corporate Secretary. All communications will be received, processed and then directed to the appropriate member(s) of our board other than, at the board's request, certain items unrelated to the board's duties, such as customer complaints, spam, junk mail, solicitations, employment inquires and similar items.

SHAREHOLDER OUTREACH ACTIVITIES

Shareholder Engagement

We actively engage with major shareholders of the Company, which has been a practice of the Company since our initial public offering in 2012. At our last annual meeting (held on June 29, 2023), approximately 97.7% of the votes cast by our shareholders supported our say-on-pay proposal. We are committed to the interests of our shareholders and the delivery of shareholder value through our focus on financial performance, including through capital allocation, optimization of free cash flow and increasing the operating margin of the business. We believe that, as part of this commitment, it is important to maintain an ongoing dialogue with shareholders, including with respect to feedback on our executive compensation programs.

In 2016, we launched a formalized annual shareholder outreach program in order to solicit additional input from shareholders with respect to corporate governance and executive compensation practices. This shareholder outreach effort has continued and evolved in each subsequent year. Along with our annual shareholder outreach program, throughout the year, members of our leadership team, including our Chief Financial Officer and Chairman and Chief Executive Officer, engage in regular shareholder and investor communications.

As part of our ongoing shareholder outreach efforts, we have provided explanations of our organizational and leadership structures and our continuing efforts to evolve and refine our organizational design and improve its alignment with the evolution of our business. In particular, we have highlighted that numerous business initiatives like the membership program have resulted in simplification of some aspects of our business, while other new initiatives require on-going leadership focus and efforts, and that the shifts in focus and responsibilities of our business and executive officers are designed to attune the organizational and leadership structures to the transformation of our business. This formalized shareholder outreach program is designed to solicit feedback from the Company's shareholders with respect to a number of topics including those related to our executive pay practices, environmental, social and corporate governance programs and policies, as well as other topics of interest of our shareholders. This effort supplements the ongoing communications between our leadership and shareholders. We continue to receive feedback from our investors throughout the year as a result of our shareholder outreach program.

Shareholder Outreach Campaign & Feedback

We regularly engage in an annual shareholder outreach campaign in order to solicit the views of investors that we believe represent a substantial portion of our issued and outstanding shares as of the prior calendar year. We hold these discussions with shareholders with the objective of procuring feedback on topics that are of interest to these investors. The bulk of the feedback we receive in connection with the outreach campaign focuses on topics of governance and compensation practices as well as commentary on our proxy statement disclosures.

While our goal is to solicit the views of investors representing at least 50% of our issued and outstanding shares, our ability to reach shareholders depends in part on the concentration, or lack of concentration, of voting shares within our shareholder base as well as the fact that a number of our investors that had been previously contacted indicated there was not a need to have further conversations in the current annual shareholder outreach campaign with respect to governance and compensation practices, as their positions on the topics discussed had not changed in any significant way from previous conversations.

In 2023, in connection with our special meeting of shareholders held on April 4, 2023 and our 2023 annual meeting of shareholders, we solicited the views of institutional investors that we believe represented approximately 74% of our issued and outstanding shares owned by institutional investors as of March 6, 2023, and had discussions with, and received feedback from, investors representing approximately 70% of such outstanding shares. As was the case in 2021 and 2022, a number of our investors that had been previously contacted indicated there was not a need to have further conversations in the current annual shareholder outreach campaign with respect to governance and compensation practices, as their positions on the topics discussed had not changed in any significant way from previous conversations.

We are continuing with our annual shareholder outreach efforts in 2024 consistent with past practice.

In addition to the general feedback noted in the chart below, investors have expressed appreciation of our outreach efforts. The results of the shareholder outreach campaign, including concerns and feedback we received, were provided to our Board of Directors.

WHAT WE HEARD	WHAT WE DID
Shareholders regularly communicate to us their preference that we provide clear and readily accessible information in our proxy statements	We have continued to fine tune our proxy statement presentation, including providing more information in tables and charts rather than within lengthy narrative form in order to make the proxy statement easier to read and the information more accessible
Shareholders have communicated a preference for further disclosures around the nature and reason for the metrics used in our annual (short-term) cash bonus or Leadership Incentive Program	We have provided additional disclosure in our compensation discussion and analysis ("CD&A") in order to explain the reasons we chose certain compensation metrics and to show how our program is aligned with shareholder interests
Shareholders requested information related to other performance metrics such as total shareholder return ("TSR")	After receiving feedback from shareholders regarding the disclosure of other performance metrics for our business, we have been providing additional information regarding key metrics such as TSR in our Annual Report on Form 10-K and in our shareholder letters in which we report our financial results and we disclose similar information here in our proxy statement for convenience
	We have also included a stock performance table to disclose a measure of TSR, as well as enhanced disclosures regarding TSR under the caption "Stock Performance" in our CD&A included below
	Although we do not use TSR as a direct metric as part of our long-term incentive strategy, we believe that the stock price performance metric that we do use in equity awards is likely to be well correlated with other metrics such as TSR
	Please see "—Fiscal 2023 Business Highlights" included below

WHAT WE HEARD	WHAT WE DID
Shareholders requested additional disclosure regarding our environmental, social and governance ("ESG") practices and profile	We have continued to enhance our ESG disclosures including enhanced information about our corporate governance practices Beginning in 2021, we added a new section to our proxy statement that provides substantial additional information regarding our corporate social responsibility program, including our approach to environmental, social and governance initiatives and other related topics relevant to the Company's business. This year, we have also enhanced our disclosures with respect to, among other things, material sourcing, ethical manufacturing and workforce health and wellness Our enhanced disclosures include, among other matters, additional information about our diversity profile, including certain metrics related to Waterworks, and other related information, such as our approach to cybersecurity risks Please see the "Corporate Governance" and "Environmental, Social & Governance" sections of this proxy statement
Shareholders requested information about how we set the size of the RH 2023 Stock Incentive Ownership Plan (the "2023 Equity Plan") at 3.0 million authorized shares	In connection with the filing of our amended and restated proxy statement with respect to the special meeting of shareholders held on April 4, 2023, we provided enhanced disclosure concerning our rationale in setting the incremental 3.0 million authorized shares under the 2023 Equity Plan. The key factors that drove the determination with respect to sizing the 2023 Equity Plan included (i) our expectation that the 2023 Equity Plan would provide sufficient shares to cover our requirements for three to five years from the time of the plan's adoption, and (ii) the extent of our recent share repurchases which offset the amount of the shares authorized under the 2023 Equity Plan

WHAT WE HEARD	WHAT WE DID
Shareholders requested increased clarity regarding changes in our senior leadership structure and roles	As a result of the ongoing evolution of our business, we continuously adjust the structure and operation of our executive leadership team to meet the needs of our business and optimize the outcome of our initiatives. We frequently implement changes to our organizational design in order to more closely align our leadership structure with the changing needs of the business
	We have launched numerous initiatives that have become integral to the ongoing development of our business including, among others: (i) our membership program; (ii) the introduction of RH Hospitality in many of our new Gallery locations; (iii) the transformation of our real estate both through the introduction of new Galleries and changes in the real estate development model; (iv) ongoing restructuring and improvements to our distribution centers, transportation network and supply chain; (v) the introduction and expansion of design services as part of our Gallery operations; (vi) improvements in our home delivery and outlet model, including the introduction of reverse logistics; (vii) improvements in our product assortment including the introduction of new categories such as RH Modern, RH Beach House and RH Ski House; and (viii) expansion of our business into international markets. While some of these initiatives such as the ongoing development of RH Hospitality have required us to add incremental leadership positions, others have simplified our business
	Our efforts architecting a new operating platform, inclusive of our distribution center network redesign, the redesign of our reverse logistics and outlet business, and the reconceptualization of our home delivery and customer experience, are driving lower costs and reductions in inventory levels. Likewise, the adoption of a membership model has resulted in simplification in our business and corresponding reduction in certain leadership personnel. Many of the efforts to improve our organizational design have resulted in changes in our home office operations and increased responsibilities for our senior leadership team
	We have provided ongoing disclosure concerning the roles of our senior leadership personnel, including our named executive officers. Over the last several years, we have increased the scope of responsibility for our named executive officers, including Ms. Chaya and Mr. Duban, who have worked closely with our Chief Executive Officer. Ms. Chaya, our President, Chief Creative and Merchandising Officer oversees our product assortment and merchandising as well as related parts of our business including our Sourcebooks and web presence. Mr. Duban oversees the Company's Galleries, Interior Design, Hospitality, Trade, Contract and Outlet. Mr. Preston oversees all of the Company's financial functions (including strategic and financial planning, accounting, treasury, tax, internal audit and investor relations) as well as our legal, compliance and information technology teams

BOARD'S ROLE IN RISK OVERSIGHT

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, including the most significant risks facing us, and oversees the implementation of risk mitigation strategies by leadership. Our Board of Directors is also apprised by leadership of particular risk management matters in connection with the board's general oversight and approval of corporate matters and significant transactions. In addition, each of the board committees is responsible for risk management under its area of responsibility and consistent with its charter and such other responsibilities as may be delegated to them by the Board of Directors from time to time. See "Environmental, Social and Governance—Board Oversight of Cybersecurity Matters."

DIRECTOR & EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our Board of Directors has adopted stock ownership guidelines applicable to all directors and senior executive officers of the Company in order to further align the financial interest of our directors and senior executive officers with the interests of our investors. The guidelines provide that the Chief Executive Officer should own RH stock with a value at least equal to six times annual base salary and other senior executive officers should own two times annual base salary. The guidelines provide that directors should own RH stock with a value at least equal to two times the amount of the annual cash retainer paid to directors. Senior executive officers and directors are expected to achieve the stock ownership levels under these guidelines by the later of five years from the effective date of the guideline or the date of their hire, promotion or appointment, except for the Chief Executive Officer for whom these guidelines were effective immediately upon their adoption in May 2018.

All senior executive officers and directors are in compliance with the guidelines.

Our Chairman and Chief Executive Officer, Mr. Friedman, has consistently maintained a significant equity ownership interest in the Company and, as of May 3, 2024, beneficially owns approximately 25.0% of the Company's common stock which, based on the average closing price for RH stock for fiscal 2023, was valued at approximately 947.2 times his annual base salary for fiscal 2023, far above the multiple of six times salary minimum ownership requirement. The foregoing calculation was based on shares owned directly, shares owned indirectly and reported as beneficially owned for Section 16 reporting purposes, and the "in the money" value of stock options, restricted stock and restricted stock units that are no longer subject to vesting or selling restrictions. Additional information regarding the shareholdings of our other named executive officers and directors is set forth in this proxy statement in the section entitled "Security Ownership of Top Shareholders & Leadership."

STOCK TRADING PRACTICES

We maintain an insider trading policy that, among other things, prohibits our officers, including our named executive officers, directors and team members from trading during quarterly blackout periods and contains other restrictions on trading activities designed to avoid circumstances where Company insiders may be deemed to have traded on material nonpublic information.

Anti-hedging

Under the insider trading policy, we also prohibit short sales, hedging and similar transactions designed to decrease the risks associated with holding the Company's securities, pledging the Company's securities as collateral for loans and transactions involving derivative securities relating to our common stock. Our insider trading policy also requires that all team members with titles of vice president or higher, including our named executive officers, and all members of our Board of Directors pre-clear any proposed open market transactions.

10b5-1 Trading Plans

Each of our executive officers and directors may enter into a written plan ("10b5-1 Trading Plan") for the automatic trading of securities in accordance with Rule 10b5-1 of the Exchange Act. It has been the practice of the named executive officers to disclose on Form 4 filed with the SEC whether any sale or other transfer of shares reported has been made pursuant to a 10b5-1 Trading Plan.

All 10b5-1 Trading Plans entered into by our executive officers and directors must comply with our insider trading policy, and any 10b5-1 Trading Plan must be pre-cleared in advance by the Company's corporate compliance officer. A number of members of our leadership team and directors have adopted 10b5-1 Trading Plans and are encouraged to do so.

ANNUAL MEETING ATTENDANCE

We do not have a policy that requires our directors to attend the annual meeting of shareholders. Two of our directors attended the 2023 annual meeting.

COMPENSATION OF DIRECTORS

We compensate all non-employee members of our Board of Directors as follows:

	ANNUAL COMPENSATION
Annual cash retainer	$135,000 annual cash (paid quarterly in advance)
Lead Independent Director	$30,000 annual cash (paid quarterly in advance)[1]
Audit committee chairman	$80,000 annual cash (paid quarterly in advance)
Audit committee member	$25,000 annual cash (paid quarterly in advance)
Compensation committee chairman	$75,000 annual cash (paid quarterly in advance)
Compensation committee member	$20,000 annual cash (paid quarterly in advance)
Nominating & corporate governance committee chairman	$25,000 annual cash (paid quarterly in advance)
Nominating & corporate governance committee member	$15,000 annual cash (paid quarterly in advance)
Board meeting attendance fees	Not Applicable
Annual equity grant of restricted stock	Aggregate value of $125,000[2]

(1) In May 2020, in connection with his service as Lead Independent Director, Mr. Demilio received a refresh stock option for 30,000 shares, which vests in five equal installments over five years, subject to his continuous service as the Lead Independent Director. In April 2024, in connection with Mr. Demilio's ongoing service as Lead Independent Director, Mr. Demilio received (1) a refresh stock option award for 36,000 shares, which vest in six equal installments over six years and (2) 4,000 shares of restricted stock, with 1/8 of the aggregate number of shares vesting on a quarterly basis, each subject to his continuous service as the Lead Independent Director.

(2) Based on the average closing price of our common stock on the date of grant, determined using the closing prices for the ten consecutive trading days prior to and inclusive of the date of grant, which shares vest in full on the one-year anniversary of the date of grant. Grants are made for service for the period between the annual meeting of shareholders for the fiscal year in which the grant was made and the annual meeting of shareholders for the following fiscal year.

Annual equity grants described above are granted on the date of the annual meeting of shareholders each year.

Mr. Friedman and Ms. Chaya, as current officers of the Company, did not receive any compensation for board service for fiscal 2023. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of our Board of Directors.

The following table shows the compensation earned by all non-employee directors during fiscal 2023:

NAME	FEES EARNED	STOCK AWARDS[1]	TOTAL
Carlos Alberini	$135,000	$136,308	$271,308
Keith Belling	$135,000	$136,308	$271,308
Mark Demilio	$290,000	$136,308	$426,308
Hilary Krane	$160,000	$136,308	$296,308
Katie Mitic	$160,000	$136,308	$296,308
Ali Rowghani	$150,000	$136,308	$286,308
Leonard Schlesinger	$210,000	$136,308	$346,308

(1) Reflects the aggregate grant date fair value of the awards of restricted stock made in fiscal 2023, computed in accordance with FASB ASC 718. Refer to Note 17—*Stock-Based Compensation* in our audited consolidated financial statements contained in our 2023 Annual Report. Amounts shown do not reflect compensation actually received or that may be realized in the future by the director.

At February 3, 2024 the last day of fiscal 2023, the aggregate number of unvested restricted stock awards and unexercised stock options held by each of our directors, other than Mr. Friedman and Ms. Chaya, is set forth below. Information regarding equity awards held by Mr. Friedman and Ms. Chaya is set forth in the table above entitled "— Outstanding Equity Awards at Fiscal Year-End."

NAME	UNVESTED RESTRICTED STOCK[1]	UNEXERCISED STOCK OPTIONS
Carlos Alberini	423	—
Keith Belling	423	—
Mark Demilio	423	50,000 [2]
Hilary Krane	423	—
Katie Mitic	423	—
Ali Rowghani	423	—
Leonard Schlesinger	423	—

(1) All restricted stock awards listed above will vest as to 100% of the shares on June 29, 2024.

(2) Mr. Demilio was granted options to purchase 20,000 shares of stock in connection with his appointment as Lead Independent Director on March 9, 2016. Such options vested pro rata over five years such that they were fully vested on March 9, 2021. Mr. Demilio was granted options to purchase 30,000 shares of stock on May 5, 2020. Such options vest pro rata over five years such that they will be fully vested on May 5, 2025, subject to Mr. Demilio's continued service as Lead Independent Director. Equity awards granted to Mr. Demilio subsequent to February 3, 2024 for his continuing service as Lead Director are not reflected in the above table.

BUSINESS HIGHLIGHTS

Fiscal 2023 Business Highlights

To assist you in reviewing the proposals to be acted upon at our Annual Meeting, we call your attention to certain headlines about the Company's 2023 operational and financial performance set forth below that are relevant to the matters discussed in this proxy statement.

Below we highlight certain aspects of the Company's recent performance, including fiscal 2023 financial performance and stock price performance, as well as our approach to equity compensation for our executive officers in relation to the Company's business performance. The following business highlights are only a summary. For more complete information about these topics, please review the 2023 Annual Report and the entirety of this proxy statement.

Fiscal 2023 Financial Performance

Fiscal 2023 was a year of adversity, innovation, and investment for team RH as we faced the most challenging housing market in three decades while investing in the most compelling product transformation and platform expansion in our history. We have positioned the RH brand to gain market share while building the foundation for our global expansion across the United Kingdom, Europe, Australia and the Middle East over the next several years. While aggressively investing during a downturn has put pressure on our short-term results, it also positions us to capitalize on the long-term opportunities that present themselves during times of disruption and dislocation. Highlights of our fiscal 2023 financial performance include:

FISCAL 2023	
Financial Performance[1]	GAAP net revenues decreased 15.6% to $3.029 billion versus $3.590 billion in fiscal 2022
	GAAP operating margin decreased 800 basis points to 12.1% versus 20.1% in fiscal 2022
	Adjusted operating margin decreased 900 basis points to 13.0% versus 22.0% in fiscal 2022
	GAAP net income decreased 75.9% to $128 million versus $529 million in fiscal 2022
	Adjusted net income decreased 72.1% to $147 million versus $529 million in fiscal 2022
	GAAP diluted earnings per share decreased 70.3% to $5.91 versus $19.90 in fiscal 2022
	Adjusted diluted earnings per share decreased 65.8% to $6.87 versus $20.06 in fiscal 2022
Other Financial Measures[1]	We utilized $67 million of free cash flow in fiscal 2023
	We ended fiscal 2023 with $2.367 billion of net debt and $124 million of cash and cash equivalents on our balance sheet[2]

(1) Reconciliations of GAAP to non-GAAP financial measures for adjusted operating margin, adjusted net income, adjusted diluted earnings per share, free cash flow and net debt are provided in the tables included in Annex A to this proxy statement. Fiscal 2023 included 53 weeks compared to 52 weeks in fiscal 2022.

(2) We define "net debt" as total debt less cash and cash equivalents.

Equity Compensation Framework

We believe that compensation paid to our executive officers should be structured to align with the performance of the business. We achieve this alignment in part by providing a substantial portion of compensation to our executive officers in the form of equity awards. This approach generally aligns executive compensation with shareholder stock price appreciation. In addition, we have structured the equity awards made to our Chairman and Chief Executive Officer to have a substantial performance component. Performance for these purposes is measured by stock price appreciation over a minimum four-year service period. We believe that our approach to equity compensation for our executive officers has contributed to our overall business performance and the long-term appreciation in our share price.

We believe that compensation paid to our executive officers should be closely aligned with the performance of the Company, on both a short-term and long-term basis. The compensation committee's decision-making regarding executive compensation in any given fiscal year is informed in part by the financial performance of the Company as well as the strategic and business initiatives pursued by the Company during the year and over time. The Company undergoes an annual process to assess the compensation of its senior leadership team to assure that there is strong alignment with the Company's performance goals and long-term business strategy.

In terms of equity compensation for our executive officers, we have instituted a number of investor friendly practices in connection with stock-based incentive awards. The Company recognizes the dilutive impact of stock-based incentive awards on our shareholders. We strive to balance the impact of dilution with our need to attract and retain talent. In addition, we rely on a number of other measures to address the dilutive effects of equity awards including: (i) use of longer term vesting with respect to many equity awards, a large number of which have a seven-year vesting measurement period, (ii) back-end loaded vesting with respect to some of our equity grants, (iii) avoiding mechanistic or formulaic grant practices that may create expectations around annual refresh grants that are not linked to market and business conditions, and (iv) repurchase of shares under our share repurchase programs as an offsetting mechanism to reduce dilution from equity awards.

See "Executive Compensation—Compensation Discussion & Analysis" below for additional information regarding equity awards to our executive officers.

2020 Stock Option Award to Chairman and Chief Executive Officer

In fiscal 2020, the Company granted a multi-year stock option award (the "2020 Stock Option Award") to the Chairman and Chief Executive Officer that is tied to the Company's future stock price performance and the continuing service of the Chairman and Chief Executive Officer over time. The Company has determined that linking the Chairman and Chief Executive Officer's equity award to future stock price performance is an important construct to align the Chairman and Chief Executive Officer's compensation with the overall financial performance of the Company over time.

In fiscal 2017, the compensation committee determined to grant to the Chairman and Chief Executive Officer a multi-year equity award under the 2012 Stock Incentive Plan to purchase 1,000,000 shares of the Company's common stock with performance conditions tied to stock price performance, which the compensation committee determined to be a transparent and accessible measure of overall value that aligned the Chairman and Chief Executive Officer's compensation with a long-term view in leading the Company and with the returns experienced by investors over time.

The 2017 multi-year stock option award structure was implemented as a result of the compensation committee's extensive efforts to create an award that created strong alignment between the Chairman and Chief Executive Officer and the objectives of the Company's shareholders. In its fiscal 2019 annual review of executive compensation, the compensation committee affirmed the effectiveness of the multi-year equity structure. The Company's financial and operational performance improved and its stock price performed exceptionally well during the years following the 2017 multi-year stock option award to the Chairman and Chief Executive Officer. The 2017 multi-year stock option award required substantial stock price appreciation from the Company's share price on the date of grant: the stock price performance targets in Mr. Friedman's 2017 multi-year stock option award were set at $100, $125 and $150 per share, measured over a minimum four-year time period from the date of grant and represented premiums to the grant-date stock price of 105.7%, 157.1% and 208.5%, respectively. As of February 2, 2018, the last trading day of fiscal 2017, the closing price of the Company's common stock was $92.04 per share, a substantial increase over the price at the time of the equity award to Mr. Friedman in May 2017. As of February 1, 2019, the last trading day of fiscal 2018, the closing price of the Company's common stock had further increased to $133.64 per share, and as of January 31, 2020, the last trading day of fiscal 2019, the closing price of the Company's common stock had further increased to $208.75 per share.

The 2020 Stock Option Award has the same overall time-based and performance-based structure as the 2017 multi-year stock option award made to Mr. Friedman, except that the stock price performance levels, the exercise price and the number of shares covered by the new award have been adjusted to take into account the market conditions, including the RH common stock price and the number of RH shares outstanding. Based on the strong performance of the Company's stock price since the date of the 2017 multi-year stock option award, the compensation committee concluded in fiscal 2020 that all of the performance hurdles under the award would be met in May 2021. Mindful of this positive outcome, the 2020 Stock Option Award was structured to resume with a new four-year performance period that commences upon completion of the performance measurement period for the 2017 multi-year stock option award. Accordingly, the new award provides for the continuation of essentially the same performance methodology used in the 2017 multi-year stock option award using enhanced stock price levels that are substantially above the RH stock price at the time of 2020 grant.

See "Executive Compensation—Compensation Discussion & Analysis" below for additional information regarding the equity compensation of our Chairman and Chief Executive Officer.

Share Price Performance

We have achieved extremely strong share price appreciation measured both in the mid-term and long-term. We believe our executive compensation strategy with respect to equity grants is strongly aligned with our long-term share price performance and has contributed to the strong financial returns that we have generated for investors over the long-term.

Measured at the end of fiscal 2023, our share price decreased by approximately 18% during fiscal 2023 reflecting, in part we believe, the impact of macroeconomic factors such as increased inflation, rising interest and mortgage rates, uncertainties in the global financial markets and the slowdown in the housing market, as well as the continued give-back in demand trends in our business during fiscal 2023 related to the shift in consumer demand away from home furnishings in the aftermath of the COVID-19 pandemic. The share price has, however, appreciated substantially when measured over the medium and long-term through the end of fiscal 2023 as described further in the table below. Since our initial public offering in 2012, our share price has increased more than 900%.

TIME PERIOD		STOCK PRICE[1]		CHANGE
		CLOSING PRICE	AS OF FEBRUARY 2, 2024	
One Year	01/27/2023	$311	$256	(17.7)%
Two Year	01/28/2022	$392	$256	(34.7)%
Three Year	01/29/2021	$475	$256	(46.1)%
Five Year	02/01/2019	$134	$256	91.0%
Since IPO[2]	11/01/2012	$24	$256	966.7%

(1)   Stock prices are rounded to the nearest whole dollar amount.

(2)   Measured from the IPO price. Value represents opening stock price on the date of the IPO.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

ENVIRONMENTAL, SOCIAL & GOVERNANCE

Our environmental, social and certain other governance efforts are implemented through our environmental, social and governance ("ESG") programs, which are designed to align our approach to ESG issues with the interests of our people, customers and shareholders and their respective ESG concerns.

Our ESG programs consist of, and are organized under, four key components:

Environmental & Sustainability

Product Safety & Compliance

Responsible Sourcing & Vendor Compliance

Philanthropy

We believe that these four key components of our ESG programs enhance and elevate our brand presence and are aligned with the Company's long-term strategic goals as a provider of luxury home furnishings.

In order to implement our ESG programs, we collaborate and work with a variety of third-parties, many of which are non-profit organizations that provide and/or monitor standards addressing various aspects of ESG concerns. We work directly with some of these organizations or we rely upon vendors that adhere to standards set by these kinds of third-parties. Some of these third-party organizations that we rely upon as part of our ESG programs include among others, Habitat for Humanity, Good360, Benchmark International, Assent, GoodWeave, Label STEP and Fair Working Conditions. More information on our ESG program and ESG efforts and the work we do with these kinds of third-parties is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance – Environmental, Social & Governance."

ENVIRONMENTAL

Sustainability

We observe a number of practices that are designed to support environmental stewardship through sustainability. We seek to address environmental considerations through our programs, including issues related to deforestation, waste, energy use, recycling and conservation of resources used in building materials.

We have strategically aligned our sustainability and environmental programs with the materials we use to make our products, the paper we use to print our Sourcebooks and the iconic and historical buildings we chose to renovate and restore as part of our portfolio of Design Galleries.

We have pioneered a number of product collections that incorporate the use of reclaimed and repurposed wood. We also work with our vendors to support responsible wood sourcing practices and compliance with applicable regulations concerning the origin of new wood and other product inputs.

Our Sourcebooks are printed – and have been printed for a number of years – on Forest Stewardship Council (or FSC) Certified Catalog Paper. FSC is a third-party certification organization that evaluates those who manage the care of forests. Using FSC certified paper in the production of our Sourcebooks is designed to assure that paper is not contributing to destructive practices in forestry such as illegal logging, conversion of natural forests to other land uses, the liquidation of high conservation value forests, civil rights violations and genetic modification of forest species.

This RH proxy statement, as well as previous proxy statements, have also been printed with FSC Paper and Waterworks utilizes FSC paper for printing its bi-annual newspaper, Waterworks Made.

In 2023, we expanded the use of FSC certified paper across the RH Home Office ("Home Office").

We also promote a paperless alternative to Sourcebooks through the presentation of our product assortment digitally. Our team members use iPads and other devices to showcase our product assortment to our customers in our Galleries. This service allows our customers to shop our entire merchandise assortment in our retail Galleries.

We work closely with our delivery network, distribution centers, Home Office facilities teams, Galleries and Outlets to divert packaging, product and other forms of waste from landfills. We have instituted a number of other initiatives to reuse and repurpose materials in lieu of traditional waste practices.

In 2015, we established a program with Habitat for Humanity to donate products in support of this organization as part of our philanthropy and sustainability efforts. We donate to Habitat for Humanity merchandise that does not meet our "first quality" standards and these "second quality" and "third quality" products are diverted from landfills and used by Habitat for Humanity. Our program with Habitat for Humanity started in Tracy, California and now includes Galleries, Outlets and distribution centers across the U.S. and Canada. In 2019, Habitat for Humanity Greater Vancouver awarded RH a Community Donor Award as a Silver Level Donor.

Certain RH Baby & Child merchandise have received GREENGUARD Gold certification, the highest level of certification under GREENGUARD, requiring that such products meet strict chemical emissions limits and screening procedures. The GREENGUARD standard is used to determine emissions caused by Volatile Organic Compounds (VOCs) from building materials, finishes and furnishings.

In early 2023, to further align with our goal to support environmental stewardship, a portion of our Home Office campus transitioned to "No Mow" grass. This type of grass is more resilient to drought and requires annual mowing, further reducing emissions from gas powered lawn equipment.

Waste & Packaging

We work closely with our delivery centers, distribution centers, Home Office facilities teams, Galleries and Outlets to assist in finding resources and other options to help divert product and packaging waste from landfills. For example, we look for ways to divert products that do not meet our quality standards, such as products that cannot be sold through our Galleries and Outlets as a result of damage or returns. These "second quality" and "third quality" products have been proactively donated through product diversion programs resulting in an estimated waste diverted from landfills, as shown below:

WASTE DIVERSION	2020	2021	2022	2023
POUNDS	639,000	540,000	370,000	312,000
TONS	320	270	185	156

We also have guidelines and procedures in place with our in-sourced home delivery teams and our third-party home delivery partners to offer to collect and recycle packaging materials from our customers at the time of the product delivery and installation process. Waterworks currently purchases packaging material that is Sustainable Forestry Initiative (SFI) certified.

Waterworks uses a universal waste disposal company to dispose of items such as batteries, ballasts, bulbs, electronics, etc. It also works with a recycling company to discard its scrap metal. In fiscal 2023, Waterworks recycled 1,785 pounds (.893 tons) of e-waste and 10,760 pounds (5.38 tons) of metal.

Recycling & Composting

In 2023, we expanded recycling and composting efforts with respect to the RH Home Office by partnering with its local waste hauler, making available a broader range of applicable waste receptacles, educating team members on recycling and composting best practices and placing additional proper disposal signage in kitchens.

RH & Waterworks Electricity Consumption

We monitor our electricity consumption across our Galleries and Showrooms, Outlets, distribution centers, manufacturing site and Home Offices. Our plan is to use the data from our electricity consumption through our U.S. and Canadian operations to drive efficiencies and improvement. Below is a four-year look back at our electricity consumption in kilowatt-hours (kWh) at locations we are able to monitor on a fiscal year basis.

ELECTRICITY CONSUMPTION	2020	2021	2022	2023[6]
Number of Locations	133 [1]	143 [3]	133 [4]	153 [7]
United States	57,764,156 kWh	62,577,982 kWh	62,619, 560 kWh	66,567,062 kWh
Canada	2,063,323 kWh	2,063,204 kWh	1,983,375 kWh	2,291,901 kWh
TOTAL	59,827,479 kWh[2]	64,641,185 kWh	64,602,935kWh[5]	67,868,961 kWh

(1)   Consists of 3 DCs, 65 Galleries, 19 HDCs, 32 Outlets and 11 other facilities in the U.S. and 2 Galleries and 1 Outlet in Canada.

(2)   A majority of RH facilities were temporarily closed from March to June in 2020 due to the start of the COVID-19 pandemic.

(3)   Consists of 4 DCs, 67 Galleries, 25 HDCs, 33 Outlets, and 11 other facilities in the U.S. and 2 Galleries and 1 Outlet in Canada.

(4)   Consists of 4 DCs, 63 Galleries, 21 HDCs, 33 Outlets, and 9 other facilities in the U.S. and 2 Galleries and 1 Outlet in Canada.

(5)   In 2022 we closed certain HDCs, Galleries and temporary locations.

(6)   2023 consumption data is cumulative of RH and Waterworks usage.

(7)   Consists of 4 DC's, 66 Galleries, 19 HDCs, 38 outlets and 9 other facilities in the U.S. along with 2 Galleries and 1 Outlet in Canada and 14 U.S. Waterworks locations.

The previous table was derived from information provided to us by ENGIE Insight Services Inc., our third-party energy infrastructure and building services provider that helps manage our electricity usage in certain of our select locations and facilities. We do not currently have data for all of our facilities as some of our locations, for example, are part of an integrated multi-tenant commercial complex such as a mall or shopping center where electricity usage is co-mingled with other tenants and is managed by our landlord. We collect and use the data referenced above in order to monitor our electricity usage and to conserve electricity use at these locations. We cannot assure that the results shown for our locations monitored by ENGIE Insight Services are representative of other locations for which we do not have the same access to data regarding electricity use.

We believe our greatest savings impact in terms of electricity usage has been driven by elements of our lighting campaign. Through a targeted approach to our lighting systems, we have expanded the use of LED bulbs in many of our Galleries. We strive to make further gains through the continuation of this initiative through 2024, resulting in the conversion of more of our lighting to energy efficient LED alternatives.

We have also been reviewing potential options to include renewable sources in our energy portfolio.

RH LEED Certification

As part of our real estate development projects, we address energy efficiency as one important factor in our development efforts. Some of our new Galleries have incorporated more energy efficient alternatives including, in some instances, LEED certified standards. As an example, in September 2016, we opened RH Austin, The Gallery at The Domain at 11720 Domain Boulevard which is a LEED Gold Certified building. In 2015, we opened our distribution center in Patterson, California which is also a LEED Gold Certified building. In 2020, we opened another distribution center in Ontario, California which is also a LEED Certified building.

Waterworks LEED Certification

Waterworks is continuing the remodel of its Brookfield Operations Center to include offices for the support center. The project has a LEED consultant to assess the level of LEED Certification that the Brookfield Operations Center can achieve as it undergoes a renovation. Additionally, Waterworks will be re-using and repurposing a material amount of existing furniture and re-upholstering chairs as part of the remodel.

Architectural & Design Legacy

Since 2011, RH has opened 32 new Galleries. As part of our development of new Galleries, RH has updated and renovated a number of historic buildings, including among others our Gallery locations in Boston, Chicago, Greenwich, San Francisco, New York, England and New Jersey (under development). These projects enable RH to preserve important architectural contributions and have the additional benefit of reusing and repurposing substantial amounts of legacy building materials that are preserved in these Gallery redesigns. In contrast to new construction, these redesigned historical buildings rely on substantial amounts of the original building materials where possible. In many instances, we have been able to preserve substantial elements of the original building and super structure, as well as important design elements of the historic features of these locations. By preserving a significant portion of the original building, we are able to conserve the amount of new building materials that are used in these projects.

RH has great respect for architectural design and history and has reestablished the relevance of several historic and landmark buildings, giving them renewed purpose and bringing them to modern use. It is often the case that developing a new building from the ground up is more economical than restoring and renovating a historic building. When we choose to renovate historic landmark buildings, we approach the project as an investment in our brand elevation and real estate transformation strategy, as well as an investment in a long-term sustainable approach to Gallery development. Many of these landmark buildings are in a state of disrepair at the time we take possession of them and through our careful restoration we redevelop them into Galleries that reinforce our luxury brand aesthetic and highly differentiated, elevated customer experience.

In April 2013, we opened RH Boston, The Gallery at the Historic Museum of Natural History at 234 Berkeley Street in Boston, Massachusetts. We restored this landmark building that was originally designed in 1862 by distinguished architect William G. Preston and was only the second building to be erected in Boston's famous Back Bay. Our restoration efforts earned us the Preservation Achievement Award through the Boston Preservation Alliance.

In May 2014, we opened RH Greenwich, The Gallery at the Historic Post Office at 310 Greenwich Avenue in Greenwich, Connecticut. We restored this storied neoclassical building that was originally built in 1917. This building sits in the heart of Greenwich Avenue's Historic District and is listed on the National Register of Historic Places.

In October 2015, we opened RH Chicago, The Gallery at the Three Arts Club at 1300 North Dearborn Parkway on Chicago's famed Historic Gold Coast. We restored this landmark building, which was designed in 1914 by distinguished architectural firm Holabird & Roche and was inaugurated as a residence for young women studying music, drama and the visual arts. We restored the entire structure with great respect for its original vision in collaboration with the Commission on Chicago Landmarks. The Gold Coast district, where RH Chicago is located, is listed on the National Register of Historic Places and the Three Arts Club was named a Chicago Landmark in 1981.

In September 2018, we opened RH New York, The Gallery in the Historic Meatpacking District at the intersection of Little West 12th Street, Ninth Avenue and Gansevoort Street. We restored this historic landmark building that was originally owned by John Jacob Astor in the late 19th century. The Meatpacking District, where RH New York is located, is listed on the National Register of Historic Places.

In December 2018, we reopened Ma(i)sonry as RH Wine Vault as part of RH Yountville in the heart of wine country at 6711 Washington Street, Yountville, California. We restored this landmark building, which was originally designed in 1902 by its owner and vintner Charles Rovegno with the help of Angelo Brovelli, a local mason responsible for many of Napa County's idyllic stone bridges. This historic structure is listed on the National Register of Historic Places as well as on the Napa County Historic Resources Inventory.

In May 2022, we opened RH San Francisco, The Gallery at the Historic Bethlehem Steel Building at the corner of Illinois & 20th Streets, San Francisco, California in the second quarter of fiscal 2022. Originally constructed in 1917 and designed in the Classical Revival style by preeminent San Francisco architect Frederick H. Meyer, we restored this landmark building with great respect for its original vision. The Historic Bethlehem Steel Building is listed on the National Register of Historic Places.

In September 2022, we opened RH Guesthouse at 55 Gansevoort Street in New York, New York. The 55 Gansevoort building is located in the Gansevoort Market Historic District which is listed on the National Register of Historic Places. Our restoration of this historic landmark building, which dates to 1887, was designed by architect Joseph M. Dunn.

In June 2023, we opened RH England, The Gallery at the Historic Aynho Park. The earliest records indicate that a London mercer bought the manor of Aynho in 1545. The manor house at Aynho Park has been remodeled many times since it was built. We acquired Aynho Park in 2020 and completed the redevelopment and restoration of the building to breathe new life into this iconic historic site, which is considered to be a building of exceptional interest under the National Heritage List for England.

We are developing RH Morristown in New Jersey, The Gallery at the Historic Alnwick Hall, also known as the Abbey. Alnwick Hall was built in 1904 for Edward P. Meany, the New Jersey Judge Advocate General and director of the American Telephone and Telegraph Company. Edward P. Meany based the design of the house off of the Alnwick Castle in Northumberland, England. We look forward to bringing new life to this prominent landmark in Morristown.

We are developing RH London in the U.K., The Gallery at the Historic 7 Burlington Gardens, also known as Queensberry House situated in Mayfair. The building was constructed in 1725 and was named after the fair that was typically held in May, every two weeks for about 80 years. At one point in time, it served as a branch of the Bank of England.

Aligned with our efforts to honor the legacy of great architecture and design, Waterworks supports the Institute of Classical Architecture and Art, the Nantucket Historical Association and the Sir John Soane's Museum Foundation. Waterworks believes in supporting non-profit organizations that educate professionals and the general public in architecture, design and its allied arts in furtherance of their preservation for future generations.

SOCIAL

We care about the well-being of our people, customers, and communities, which is an important factor that influences our actions in many areas of our business operations. Our ESG programs are designed in part to support the ethical treatment of people, including our team members, customers, vendors and other stakeholders. We seek to promote workplace health and favorable working conditions for our people.

Our goal is to have the right person in every position throughout our organization. We have a policy that prohibits us from discriminating against any applicant or associate. This policy governs all aspects of employment, including recruitment, hiring, training, promotion, compensation, discipline, job assignments, benefits, transfer and discharge.

RH is committed to providing a productive work environment free of unlawful harassment. Our company policies prohibit any form of harassment that has the purpose or effect of unreasonably interfering with an individual's work performance, or that creates an intimidating, hostile, abusive or offensive work environment.

We maintain an open door policy where our team members are encouraged to stop by to discuss any suggestions or address any concerns they might have. We believe that most work-related obstacles can be best addressed through open and honest communications.

We maintain an anonymous hotline where submitted complaints, concerns and grievances are reviewed and addressed with the objective that no team member submitting such complaints will be disciplined, penalized or otherwise retaliated against for raising a good-faith concern either through the hotline or under our open door policy.

Our Team Members

We believe deeply that the "right" people are our greatest asset. Our success is thus dependent upon our ability to retain continued service of our key personnel, particularly our Chairman and Chief Executive Officer, and to attract, retain and motivate qualified leaders and team members across all parts of our organization, including Galleries, Hospitality, Outlets, Showrooms, distribution centers, home delivery centers and customer delight centers.

The combined teams at RH and Waterworks are approximately 6,000 people comprised of full-time, part-time and temporary team members, including those based in our retail and outlet locations as of February 3, 2024. In fiscal 2021, we began to include Waterworks team members as part of our workforce diversity metrics, which includes the charts on our "Our People," our "Gender Diversity" and on our "Racial and Ethnic Diversity."



OUR PEOPLE

For us, the provision of a comprehensive benefits program is an investment in our team members. We recognize the value our team members bring to RH and to Waterworks, and we are committed to offering an array of opportunities from which they can choose. We offer the following to eligible team members:

Medical, Dental and Vision Insurance	Employee Assistance Program
Health and Dependent Care Flexible Spending Accounts	401(K) Retirement Savings Plan
Transit and Parking Benefits (Pre-Tax)	Team Member Discounts
Health Savings Account	Referral Bonuses
Life Insurance	Other Wellness Benefits
Short and Long-Term Disability Insurance	

Workforce Health & Wellness

RH is committed to protecting the health and safety of our team members in the design, manufacturing, distribution, retail, and delivery of our products and services. The RH Health & Safety Program follows the Plan-Do-Check-Act model to establish processes, identify controls, and facilitate continuing improvement. Through this program we are dedicated to preventing accidents, injuries and illnesses by implementing and maintaining effective health and safety practices and policies. To enhance the safety culture, we host monthly leadership safety committee meetings with vaiour cross functional leaders to share metrics, discuss lessons learned and celebrate successes. We recognize the importance of integrating safety practices into all aspects of our business and strive for continuous improvement.

One of the key benefits of prioritizing team members' health and safety is that it leads to increased productivity and efficiency. Team members who feel safe and secure in their workplace are more likely to be engaged and motivated, which can lead to increased productivity and better performance. In addition, creating a culture of safety and well-being can reduce the number of workplace accidents and injuries, which can lead to reduced downtime and costs associated with workers' compensation claims. In 2023, we reduced the number of beyond first aid injuries by 43.9% from the prior year. Improved case management and partnership with our business leaders led to a significant reduction in Lost Days (number of days that an team member is absent from work due to work injury) by 14.9% from 2022. Furthermore, in 2023 we were able to reduce the total incident count across our business by 10%.

In May 2022, we implemented the RH Workplace Nurse Line, available 24/7 in English and Spanish. The Nurse Line connects our team members and leaders with a medical professional that can advise on care. The registered nurse guides our team members and leaders in making medical treatment decisions. Nurse Line conducts a follow-up call with our injured team member if the case is first aid only. Team members may call back Nurse Line at any time to seek further assistance or if the injury worsens. The Nurse Line is connected to our insurance carrier and any injury that requires medical treatment automatically generates a claim.

In October 2022, we partnered with AlertMedia to promote the safety of our people during critical events, such as inclement weather, earthquake, tornado, hurricane, power outages, security risks, civil unrest, etc. The platform monitors global threats around our locations 24/7, validates the information, and provides the Safety & Security team the necessary details to take action. The Safety & Security Team can then use AlertMedia to inform business leaders or communicate important information directly to our team members and leaders. The partnership expands the capacity of our Safety & Security operation, improves business contingency, and reduces response time for critical events. We chose AlertMedia to keep our people safe, informed and connected.

Prioritizing team members' health and safety is essential for regulatory compliance. RH complies with various local, state, and federal laws and regulations related to workplace health and safety. By prioritizing employee health and safety, we can facilitate compliance with relevant laws and regulations, reducing the risk of legal and financial impacts.

Prioritizing employee health and safety is a critical aspect of RH's ESG practices. It is not only an ethical and social responsibility but also a key factor in improving business performance, attracting and retaining top talent, enhancing reputation and brand image, and facilitating regulatory compliance. By creating a safe and healthy working environment, we can achieve long-term success and contribute to a more sustainable and socially responsible business ecosystem.

In 2023, we continued to take care of our people by offering the following additional perks and programs:

Opening a wellness studio at the Home Office, providing employees an opportunity to work out and focus on health and fitness;

Providing Home Office employees an opportunity to take the flu shot on-site free of charge;

Partnering with Headspace to provide employees the opportunity to focus on their mental health; and

Partnering with Peloton to provide corporate discounts to RH team members.

Workforce Diversity

We maintain a diverse workforce. RH is an equal opportunity employer, and we believe in meritocratic hiring. We strongly believe our performance is enhanced by our workforce being comprised of individuals with diverse backgrounds, skills and experience that align with the needs of our business.

We believe this approach naturally leads to a gender and ethnically diverse workforce. We believe that our commitment to diversity is demonstrated by the composition of our workforce.

The following charts present the gender, racial and ethnic composition of our workforce over the past four fiscal years. In fiscal 2021, we began to include Waterworks team members as part of our workforce diversity metrics, and for fiscal 2023, our metrics included approximately 400 people at Waterworks.

Gender Diversity



Racial and Ethnic Diversity



For topics related to the composition of our board and its diversity please refer to "—Composition and Qualifications of our Board of Directors" under the section "Corporate Governance."

Responsible Sourcing

We expect our values and principles to be maintained throughout our business, including our supply chain. We require our vendors to adhere to our Product Partner Code of Conduct (the "Product Partner Code of Conduct"), which can be found on our Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Governance—Environmental, Social & Governance," as well as other requirements. Our Product Partner Code of Conduct is designed to promote the principles of fair and ethical treatment of workers, compliance with all applicable local laws, rules and regulations, and transparency to allow for accountability and reasonable substantiation of compliance.

Through our Product Partner Code of Conduct, as well as other requirements such as our vendor operations manual, our vendors must agree to adhere to numerous workplace standards and principles, including compliance with laws and requirements relating to wages and compensation, the support of freedom of association, the prevention of unlawful discrimination and the promotion of the health, safety and dignity of people that work for vendors participating in our supply chain.

To monitor compliance of product partners with the Product Partner Code of Conduct and other applicable requirements necessary to promote the production of safe products that meet RH's standards in appropriate working conditions, we rely on our Social and Product Partner Compliance Program and our Product Safety and Compliance Program. Both of these programs leverage third-party organizations in order to monitor that our vendors are adhering to our expected standards.

We have partnered with international non-profit organizations including Fair Working Conditions ("FWC"), GoodWeave, and Label STEP, to monitor our third-party vendors with respect to working conditions and compliance with labor standards. Our approach includes working with mission-minded organizations that can monitor our suppliers' factories, workshops, and home based work, and can take other measures to support our vendors in complying with standards related to working conditions and responsible practices. Waterworks, through FWC, conducts audits in third-party factories where its products are manufactured to ensure compliance with labor standards

Our suppliers are expected to acknowledge adherence to our Product Partner Code of Conduct and other requirements which set forth numerous vendor obligations and rules related to compliance with applicable working conditions and other standards in support of responsible business practices. Vendors in our network must participate in our Social and Product Partner Compliance Program, which authorizes us and our agents access to conduct inspections and audits of vendors' facilities.

We have partnered with Benchmark International to monitor for products made with endangered plant species or plant species that are harvested illegally. Benchmark International, LLC is an accredited, independent auditing and testing lab with world-wide expertise in the areas of the U.S. Lacey Act & EUTR compliance, TSCA compliance and wood testing.

RH and Waterworks continue to partner with Assent, an industry-leading supply chain data management company that enhances automation and accuracy when collecting, submitting or managing data related to ESG, product safety and compliance and vendor compliance. Assent has automated our processes such as vendor onboarding and other vendor compliance processes. Assent has assisted us in achieving compliance with product regulatory requirements, including CA Proposition 65, EU RoHS, TSCA Restrictions, and EU Waste Framework. In addition, Waterworks has worked extensively to ensure all of its faucets, water dispensers, and pot fillers met NSF 61 certification standards by the required date.

We have established guidelines around the use in our supply chain of conflict minerals (which we define to include columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten) sourced from central African countries to address concerns over the exploitation and trade of minerals that supports ongoing conflicts in the region.

We require our vendors to conduct their sourcing in compliance with local and internationally recognized laws and with commonly viewed best industry practices with respect to animal welfare. We do not condone the mistreatment of animals. We monitor certain animal and natural products such as those made with down and feathers, including a number of measures and practices in support of our efforts to obtain down and feathers from ethical and humane sources. We offer alternatives to down and feathers with respect to many of our products to provide for additional customer choice and preference. We also comply with and monitor bans in certain states and municipalities on the sale of fur, and we monitor supply chain traceability with regard to the sources of our Belgian linen.

Since 2021, RH has partnered with Benchmark International, LLC to support due diligence on the wood raw materials and components used in RH products. This partnership focuses on building transparency throughout RH supply chains to identify, evaluate, and mitigate risk associated with wood materials potentially taken, possessed, transported, or sold in contravention of domestic, tribal, or foreign law, as required by the U.S. Lacey Act.

Ethical Manufacturing

We continue to evaluate risks and update our approach to monitoring ethical production across our supply chain. Taking into account many factors, including but not limited to the country of manufacturing, origin of raw materials, product category and data from the Department of Labor (Bureau of International Labor Affairs) we have created a comprehensive vendor product program to monitor and address human rights risks in our supply chain.

As one element of this program, we partner with third parties that assist in monitoring vendor production facilities, including labor and other practices. GoodWeave – a non-profit organization that is focused on the elimination of child labor in the rug supply chain – provides us with assistance with respect to handwoven rug production. We also partner with Label STEP, a fair trade non-profit organization committed to worker wellbeing in the rug industry.

Our overall vendor product program is centered around the core belief of "Continuous Improvement". We believe that vendor facility audits provide an opportunity to identify areas for improvement in operations and standards and opportunities to enhance vendor practices over a period of time. The corrective actions (CAPS) generated from each audit incorporates practical solutions and practices which can be implemented on factory floors on a regular and consistent basis. Fair Working Conditions (FWC) combines trainings with corrective action to encourage vendors and factories to make sustainable long term change. Having on the ground support and partnership from third-party partners is instrumental in guiding vendors with the objective of their ongoing adherence to our Vendor Code of Conduct.

Product Safety & Compliance

We maintain a product safety and compliance program in support of our efforts to sell products that are safe and to protect our customers and our people. We seek to maintain a level of safety of our products through a range of measures to assess and identify opportunities to promote prompt responses to any identified issues. Our safety assurance measures include a variety of monitoring procedures and practices such as inspection and testing of samples, site visits of our vendors' production facilities and inspection of inbound shipments at our distribution facilities.

The RH Product Safety & Compliance team works in partnership with our vendors, third-party laboratories, and technical experts in connection with testing for regulatory, industry, and brand standards. We believe that partnering with accredited labs across the globe helps RH to monitor products and materials for issues of safety and quality.

As part of the adoption of any new product, the RH Product Safety & Compliance team reviews products at the individual SKU level as well as across collections of similar products to address product safety and regulatory requirements and establish the appropriate test protocols to be applied. We work closely with third-party testing laboratories to execute product testing in accordance with RH's specifications.

In 2022, we partnered with ICW, a cloud based product safety & compliance testing platform that streamlines testing of RH products. ICW enables RH to track testing progress, increase efficiencies around testing and use data analytics to drive compliance decisions and mitigate risk.

In addition to certifications and testing, we actively monitor CPSC and other industry related safety alerts and product recalls are listed on our website. Often these recalls are conducted on a voluntary basis to avoid any potential harm. As such, our notices provide detailed updates of the products that are recalled, the reason, and the reimbursement, replacement or refund opportunities.

Through our Product Safety & Compliance testing program, RH also monitors various chemicals that may be hazardous to human health and/or the environment, including but not limited to Lead, Flame Retardants, Formaldehyde and PFAS. With the expansion into the European Union and U.K., RH has expanded its monitoring efforts to include chemicals regulations in those regions.

Philanthropy

RH follows a number of approaches in relation to charitable donations and other aspects of philanthropy. As part of various Gallery Development projects, RH has donated products and design services to civic centers, local charities and schools in order to engender community goodwill. Since 2016, we have donated close to $47 million of product at cost to a variety of charities and non-profit organizations related to the communities where we live and work. Additionally, RH sponsors local community charities in connection with Gallery opening events. We have made numerous donations to third-party charities in connection with our business operations. Examples of non-profit organizations to whom we have made donations include Art Institute Chicago, Joffrey Ballet, Chicago Children's Choir, The Denver Art Museum, Children's Hospital Colorado, RxArt, The Art of Elysium, Moffitt Cancer Center, Children's Mercy Hospital Kansas City, Dell Children's Medical Center of Central Texas, Just Keep Livin' Foundation, After-School All-Stars Las Vegas, Seattle Art Museum, Norton Museum of Art, SickKids Foundation, Doernbecher Children's Hospital Foundation, The First Art Museum, Free Arts NYC, Friends of the Highline, Children's Cancer Research Fund, Columbus Museum of Art, 3Arts, Two x Two, Crossroads School for the Arts, Tipping Point and Eat.Learn.Play.

RH also provides local donations to communities where our team members live and work, and in the case of the northern California wildfires in recent years, donated goods to help support rest areas for first responders, temporary shelters for fire victims, and the relief and rebuilding efforts of those who were affected by the fires. Other examples of organizations to whom we have made donations include: UCSF Benioff Children's Hospital, UCSF Dec My Room, San Francisco Toy Program, SchoolsRule Marin, Furniture Bank of Central Ohio, The Michael J. Fox Foundation for Parkinson's Research, PlumpJack Foundation, Slide Ranch, The BreastFest, Helix School, Dress for a Cure, Mercy Home for Boys & Girls, 826DC, 826Valencia, Homeward Bound of Marin, Gilead House, Make-A-Wish Foundation of Greater Bay Area, Conolly Ranch, Vina Capital Foundation (Covid Relief), and many local schools and smaller nonprofit organizations close to our Galleries, distribution centers and corporate office.

Waterworks has donated to a variety of organizations both monetarily and in products, including Aldrich Contemporary Art museum, Ann's Place, Dominican Community Center, Children's National Hospital Foundation, The Cure Starts Now, Habitat for Humanity, Kips Bay Boys and Girls Club, and the Design Industries Foundation Fighting AIDS (DIFFA). In fiscal 2023, Waterworks once again partnered with the United Way to provide back to school supplies. Thanks to the donations, the United Way was able to fill 250 backpacks for children.

In fiscal 2023, Waterworks contributed over $176,000 through donations and events participation to non-profits and organizations in the surrounding communities. In addition to this, Waterworks actively participates and gives back to its community through volunteering and awards all team members with a paid day off for volunteer work. Waterworks has sponsored volunteer day programs for their team members with various local non-profit organizations, such as with Pratt Nature Center, Habitat for Humanity, Golden Heart Ranch, and Kips Bay Boys & Girls Club. Since 2014, Waterworks has been an active and regular supporter of Ann's Place, a non-profit organization that serves and supports individuals with cancer, and its team members participated in a Sun Charity 5K Run to raise money for Ann's Place. Waterworks also worked with the Salvation Army to purchase clothing and gifts for local area children through their Angel Tree Program.

Rain Room Donation to the Los Angeles County Museum of Art

As part of the launch of our contemporary art program in 2013, RH acquired the first edition of Rain Room by the art collective Random International in 2012. The Rain Room was exhibited at London's Barbican Centre, The Museum of Modern Art in New York and the Los Angeles County Museum of Art (LACMA). In 2016, we ultimately decided to donate the Rain Room to LACMA as part of LACMA's permanent collection.

Holiday Giving Campaigns

In November 2022, RH initiated a team member giving campaign in collaboration with World Central Kitchen whereby every donation made by team members would be matched dollar for dollar up to $250,000 by RH. All donations collected went toward providing fresh meals to people in response to crises situations across the world.

In November 2023, RH initiated a team member giving campaign in collaboration with World Central Kitchen and UNICEF. Every donation made by team members would be matched dollar for dollar up to $250,000. All donations collected went towards providing fresh meals to people in response to crisis situations and to providing humanitarian aid to children and families in need.

During the 2023 holiday season Waterworks purchased clothing and gifts for children in the local area supporting the Salvation Army's Angel Tree Program.

In addition to the holiday giving campaigns, our regional teams and offices, including our Home Office, as well as local teams in New York, Washington D.C., Maryland and Ohio, regularly partner with various local non-profits in their communities to create a lasting impact.

GOVERNANCE

We have numerous governance policies and practices as noted above in this proxy statement in the section entitled "Corporate Governance" regarding our Board of Directors and overall governance framework.

Ethical Conduct

At RH, we're committed to conducting our affairs in accordance with all applicable laws, rules and regulations of the countries in which we do business. Our Code of Business Conduct (the "Code of Conduct") applies to everyone at RH, including our team members, officers and directors, in addition to certain independent contractors, consultants and advisors who work at our facilities or on the Company's behalf. We also have a Code of Ethics for our Chief Executive Officer and Senior Financial Officers that promotes honest and ethical conduct and compliance.

Our Code of Conduct is designed to promote honest and ethical conduct, including (i) the promotion of honest and ethical business practices, (ii) the handling of actual or apparent conflicts of interest between personal and professional relationships, (iii) compliance with governmental laws, rules and regulations, (iv) prompt internal reporting of violations, and (v) accountability for adherence to the requirements of the Code of Conduct. A few of the topics and issues covered by our Code of Conduct include:

Anti-Bribery	Insider Trading
Anti-Corruption	Investment Policy
Conflicts of Interest	Political Contributions & Lobbying
Fair Competition	U.S. Sanctions Compliance Policy
Fair Dealing	Whistleblower Policy
Gifts & Entertainment	

RH's Chief Compliance Officer oversees and administers the Company's corporate and compliance policies with the objective of (i) fostering a culture that integrates compliance and ethics into business processes and practices and (ii) maintaining and monitoring a system for reporting and investigating potential compliance and ethics concerns.

The Chief Compliance Officer reports regularly to the Audit Committee of the Board of Directors and/or the Nominating and Governance Committee as appropriate with regard to (i) the Company's compliance with applicable laws and regulations, (ii) relevant topics concerning the Company's corporate governance, and (iii) any other material matters within the responsibility of the Chief Compliance Officer.

We further discuss some of our compliance and governance policies and practices below.

Anti-Corruption Policy

Our anti-corruption policy supplements our Code of Conduct and requires compliance with the U.S. Foreign Corrupt Practices Act and the growing body of international anti-corruption laws and prohibits the Company and our affiliates, directors, officers, team members, agents and representatives from unduly influencing officials or foreign governments and political officials. Oversight for this policy falls under RH's Chief Compliance Officer.

We require our product partners to comply with our anti-corruption standards including periodically renewing certifications to the Company of the vendor's compliance with the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act and other applicable anti-corruption laws and regulations.

As part of our broader anti-corruption efforts, we have adopted processes and procedures with the objective of avoiding transactions with countries sanctioned by the U.S. government. Among other compliance measures, we monitor business activity and third parties to reduce the risk of conducting transactions with sanctioned parties, specifically including persons and entities identified on the Specially Designated Nationals and Blocked Persons list maintained by the U.S. Department of the Treasury Office of Foreign Assets Control ("OFAC").

We additionally have an expenditure and signature authority policy that is refreshed annually by our Board of Directors that covers the expenditure limits of our team members, including executives by level, and that further typically limits team members from binding the Company to contractual obligations outside of their principal areas of responsibilities.

Conflict Minerals Policy

We seek to source safe, quality products made in a manner consistent with our values of ethical business conduct, the use of responsible social and environmental practices and the protection of human rights. We maintain a Conflict Minerals Policy that is incorporated into our Vendor Operations Manual, which our suppliers are able to access via a secure website. We expect that our direct suppliers will comply with our Conflict Minerals Policy and that they will (i) provide appropriate information and conduct necessary due diligence to facilitate our disclosures under Form SD regarding sources of conflict minerals within our supply chain pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) implement and communicate to their relevant personnel and suppliers policies that are consistent with our Conflict Minerals Policy, (iii) put in place procedures and contractual provisions for the traceability of conflict minerals, working with their suppliers as applicable, (iv) use reasonable efforts to source conflict minerals from smelters and refiners that have been validated by a recognized, independent third-party as DRC conflict free, and (v) adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with our Conflict Minerals Policy.

Information Security and Information Security Incident Response Plan

The safeguarding of confidential and sensitive information, including proprietary information, is critical to the success of our business as well as the continued availability of our information assets.

Our approach to the identification, monitoring and management of data security risks has been developed pursuant to a number of different approaches to mitigate cybersecurity threats, including the adoption of technical, policy and administrative cybersecurity controls as well as reliance on RH's Information Security Incident Response Plan and cybersecurity training.

The Company conducts various risks assessments in the area of cybersecurity including periodic independent information security risk audits. Through these assessments, the Company seeks to evaluate its information security posture against a benchmark prescribed by independent third-party firms with expertise in this area.

The type of sensitive information we may address in our business operations include, without limitation, data related to our customers, team members, temporary team members, contractors, or the personal identity of a business partner or other content specific to an individual. Some examples of this information include credit or debit card numbers and other similar sensitive information.

Our Privacy Policies detail how we collect, use, disclose and safeguard the information our customers' provide us through our websites and mobile software systems, as well as our physical properties such as our Galleries, Outlets, distribution centers, etc. We uphold our customers' privacy rights through a number of measures. We offer our customers opportunities to unsubscribe to promotion communications, opt-out of information transfers to third-parties, and request deletion of personal information.

Our information security incident response plan provides a framework for our response to a cybersecurity incident, and includes procedures to identify, assess and mitigate the source of a cyber-security breach, to minimize damage where possible and to restore normal operations as promptly as practicable.

We categorize our data assets and tailor our security architecture to protect them using a criticality approach. By using an industry-accepted critical security controls framework to measure our cybersecurity and protocols, we are able to monitor the use and performance of our:

Data security	Backup and recovery systems
Network security	Application security
Logging activities	Vulnerability management
Endpoint detection, response and configuration	Access management

Our information security incident response plan provides a framework for our response to a cyber-security incident, and includes procedures to identify, assess and mitigate the source of a cyber-security breach, to minimize damage where possible and to restore normal operations as promptly as practicable.

Cyber Liability Insurance Policy

We maintain a cyber liability insurance policy that covers certain losses and liabilities arising from cyber attacks and data breaches. Subject to its terms and limitations, our policy includes coverage for business interruption and other costs associated with a covered breach event such as forensic consultants, notice to affected individuals and certain defense and litigation proceedings. The coverage limits and self-insured retentions are reviewed on an annual basis.

Board Oversight of Cybersecurity Matters

The Audit Committee assumes primary responsibility at the board level for the monitoring and oversight of cybersecurity issues and risks related to information security. The Company regularly reports to the Audit Committee, typically on a quarterly basis, regarding information security and cybersecurity matters, including the results of risk assessments and third-party audits as well as the Company's adoption of security enhancements to mitigate risk related to cybersecurity threats. See "Corporate Governance—Board's Role in Risk Oversight." Ms. Mitic, a member of our Audit Committee, has specific applicable experience that relates to the importance of information security around personal information of consumers. We believe that Ms. Mitic's prior experience at eBay Inc., Yahoo! and Facebook is particularly relevant in relation to our Board's review and monitoring of cybersecurity topics.

Investment Policy

Our investment policy requires that investment assets held by us meet the objective of safety and preservation of principal while providing sufficient liquidity to meet the operating cash requirements of the Company, with the objective of investing funds at favorable yields with minimum risk.

U.S. Sanctions Compliance Policy

Our U.S. sanctions compliance policy requires that we screen our vendors to reduce the risk of transactions with countries and parties that are embargoed and sanctioned by the U.S. government.

Whistleblower Policies

Our SOX whistleblower policy addresses the reporting of certain categories of misconduct, including misconduct related to accounting practices, internal accounting controls or auditing matters, and prohibits retaliation against those reporting such misconduct. Submissions may be made on an anonymous basis. We also have other programs to allow for reporting of potential misconduct in other aspects of our business.

Disclosure Committee & Charter

We have a Disclosure Committee to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility for oversight of the establishment, maintenance, review and evaluation of controls and other procedures designed to ensure that information required to be disclosed by the Company in its publicly filed reports pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, that the Company's public disclosures are materially accurate and complete and otherwise comply with applicable disclosure requirements, and that there exists an open avenue of communication regarding disclosure such that senior leadership can make informed decisions relating to materiality and disclosure obligations.

Membership of the Committee is designated by our Chief Executive Officer and includes executives representing key areas of the Company's operations that may be relevant to the Company's filings with the SEC and other public disclosures, including senior representatives from the following key areas of the Company: finance and accounting, legal, tax, compliance, risk, internal audit.

Chief Compliance Officer & Charter

In 2020, the Board of Directors formally established a charter that sets forth certain responsibilities and requirements applicable to our Chief Compliance Officer, inclusive of overseeing and administering the Company's corporate and compliance policies with the objective of fostering a culture that integrates compliance and ethics into business processes and practices and maintaining and monitoring a system for reporting and investigating potential compliance and ethics concerns. The Chief Compliance Officer reports regularly to the Audit Committee and/or the Nominating and Governance Committee as appropriate with regard to the Company's compliance with applicable laws and regulations, relevant topics concerning the Company's corporate governance, and any other material matters within the responsibility of the Chief Compliance Officer.

Other Appropriate Uses of Corporate Funds

To provide further assurance around the appropriate use of corporate funds for business purposes and to further assist with mitigation of risks around conflicts of interest and corruption, we have adopted several policies and guidelines that cover such items as (i) the authority of our team members to bind the Company to certain contractual obligations, and (ii) limitations and controls around expenditures related to travel, entertaining and gifting and other expenses.

Political Activity

We generally do not use corporate funds to make contributions to support or oppose federal, state or local political parties, candidates or campaigns or offer our Galleries in support of such efforts. Our statement on political activity is available on the Investor Relations section of our website, which is located at *ir.rh.com* under "Governance."

OUR CONTINUED EFFORTS & INNOVATION

One of our core values is innovation. We value innovation, taking risks and boldly going where no company has gone before. We believe you're either striving to get better, or allowing yourself to get worse – there is no such thing as staying the same. The power of innovation comes from leveraging the creative minds and spirit of all of our people, at all levels of the organization. We strive to build an environment that encourages people to challenge conventional thinking, and to ask "why?" and "why not?" We embrace those people who have the courage to put forth new ideas and breathe new life into our Company. Innovation is at the core of what we do.

We continue to evolve and innovate our programs and our approach to ESG matters.

INTENTIONALLY LEFT BLANK

EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

We believe that continually analyzing and refining our compensation program enables us to achieve the key goals of our compensation philosophy and supports ongoing improvements in our financial performance. We align our executive compensation practices to the business objectives of our Company in order to drive ongoing improvements in our financial performance. This compensation discussion and analysis ("CD&A") explains the strategy, design, and decision-making processes of our compensation programs and practices in fiscal 2023 for our named executive officers. This CD&A is intended to provide perspective on the compensation information contained in the compensation tables that follow this discussion. This CD&A also discusses how the fiscal 2023 compensation of our named executive officers aligns with the key goals of our compensation philosophy, namely, attracting and retaining the best talent and driving financial performance. We also discuss how we use our compensation programs, including equity programs, to encourage an ownership and stakeholder perspective among our named executive officers by providing them with a long-term interest in the growth and financial performance of our Company that aligns with the interests of our shareholders.

STOCK PERFORMANCE

The following table shows the total shareholder return for our common stock during the five fiscal year periods indicated below. The first row of the table indicates the cumulative return of an investor purchasing one share of RH common stock at the market close on February 1, 2019 and its value (percentage increase or decrease) at the associated fiscal year ends indicated in the table. The table then assumes a scenario where $100 was invested at the market close on February 1, 2019 in RH common stock, which is equivalent to 0.75 shares (if fractional shares were permitted), and its value (percentage increase or decrease) at the associated fiscal year ends indicated in the table.

	FEBRUARY 1, 2019	JANUARY 31, 2020	JANUARY 29, 2021	JANUARY 28, 2022	JANUARY 27, 2023	FEBRUARY 2, 2024
Value of 1 share	$133.64	$208.75	$475.36	$391.92	$310.65	$256.03
Value of a $100 Investment	$100.00	$156.20	$355.70	$293.27	$232.45	$191.58
Percentage Change	N/A	56.2%	127.7%	-17.6%	-20.7%	-17.6%

This table is supplemental to the stock performance graph presented in our 2023 Annual Report.

The following table sets forth, for fiscal 2023, our named executive officers, as defined in Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act"):

NAME	TITLE
Gary Friedman	Chairman and Chief Executive Officer
Jack Preston	Chief Financial Officer
Eri Chaya	President, Chief Creative and Merchandising Officer and Director
Stefan Duban	Chief Gallery & Customer Officer
Edward Lee	Chief Legal & Compliance Officer

We believe that compensation paid to our executive officers should be:

Closely aligned with the performance of the Company, on both a short-term and long-term basis;

Linked to specific, measurable results intended to create value for shareholders;

Transparent, accessible and understandable by all stakeholders to understand what drives our executives; and

Tailored to achieve the key goals of our compensation program and philosophy.

Our executive compensation programs are aligned with our shareholders' interests, with performance-based compensation being tied primarily to our annual earnings before taxes and our long-term stock price performance.

In the case of our Chairman and Chief Executive Officer, we have structured his equity grants in reliance on multi-year stock option awards. His grants for both 2017 and 2020 were designed to require substantial stock price appreciation from the Company's share price on the date of grant, as described further below. Mr. Friedman's base salary has remained unchanged since it was last increased in June 2013 when he returned to the Company, at the time, as our Chairman and Co-Chief Executive Officer. Mr. Friedman's bonus opportunity has not changed since fiscal 2020. We have made these compensation decisions with respect to our Chairman and Chief Executive Officer to place the highest priority in his compensation incentives on performance using the measure of stock price appreciation, which we believe is the single best overall measure of performance that aligns the executive's compensation with shareholder returns over time.

The compensation committee has also continued to focus on balancing the alignment of our executive compensation program with our financial performance, providing incentives for retention purposes, rewarding the continued transformation of the business in fiscal 2023, and tailoring our compensation arrangements to match changes in our executive leadership.

Performance-Based Annual Cash Incentives

We have adopted the Leadership Incentive Program ("LIP"), which is a cash-based incentive compensation program designed to motivate and reward annual performance for eligible employees, including our named executive officers. The compensation committee considers annually whether LIP bonus targets should be established for the year and, if so, approves the group of employees eligible to participate in the LIP for that year. The LIP includes various incentive levels based on the participant's position with the Company. Cash bonuses under the LIP link a significant portion of the named executive officer's total cash compensation to our overall performance.

The LIP bonus for our named executive officers is based on achievement of financial objectives, rather than individual performance, in order to focus the entire senior management team on the attainment of enterprise-wide financial objectives. Each named executive officer is provided a target bonus amount equal to a percentage of the eligible portion of such officer's base salary (which eligible portion is based on the salary earned during the fiscal year). The target bonus amount is based on the Company meeting the target achievement level for the relevant financial objective.

The compensation committee, either as a committee or with the Board of Directors as a whole, sets the financial objectives each year under the LIP, and the payment and amount of any bonus depends upon whether we achieve at least a certain percentage of the financial objectives under the LIP. The compensation committee, either as a committee or with the Board of Directors as a whole, generally establishes such objectives for the Company at levels that it believes can be reasonably achieved with strong performance over the fiscal year. In making the determination of minimum and target levels, the compensation committee and/or the Board of Directors may consider the specific circumstances facing our Company during the year and our strategic plan for the year. The compensation committee and the Board of Directors have discretion to interpret the LIP's performance objectives in light of relevant factors both internal and external to the Company, and to adjust the amount paid under the LIP accordingly. The compensation committee and the Board of Directors exercise such discretion based on business judgment, taking into account both recurring and extraordinary factors affecting performance of the Company as well as other relevant factors. The compensation committee may consult the Board of Directors, as deemed necessary, with respect to material issues concerning the administration of the LIP, including interpretations of the terms of the LIP.

For fiscal 2023, the performance metric for the LIP was based on adjusted income, which we define as consolidated operating income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance ("Adjusted Income"). We believe that Adjusted Income provides meaningful information regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. We do not adjust for depreciation or amortization. Therefore, Adjusted Income indirectly reflects the Company's capital use and capital expenditures, which are important factors of our long-term business strategy. We believe the use of Adjusted Income is relevant in assessing overall performance of the Company and aligns this performance metric with the interests of shareholders.

In April 2024, the compensation committee reviewed the Company's financial results related to the LIP targets set in the prior year and determined that the Company did not reach the achievement level with respect to the Company's performance objectives. As a result, the compensation committee determined that the amount of the payout under the LIP would be set at 0%.

Multi-Year Stock Option Awards to Chairman and Chief Executive Officer

Our last two stock options awards to Mr. Friedman were granted on a multi-year basis in May 2017 (the "2017 Stock Option Award") and in October 2020 (the "2020 Stock Option Award"), in reliance on certain selling restrictions tied to stock price appreciation that are measured over a four-year initial performance period and have been designed to reward Mr. Friedman for long-term stock price appreciation.

The 2020 Stock Option Award contains the same overall structure as the 2017 Stock Option Award by utilizing both time-based service period requirements and performance-based metrics. The 2017 Stock Option Award was granted for 1 million shares at an exercise price of $50 per share with stock price performance targets of $100, $125 and $150 per share, which performance hurdles each represented a substantial premium above the prevailing RH common stock price at the time of the grant. The 2020 Stock Option Award was granted for 700,000 shares at an exercise price of $385.30 per share with stock price performance targets of $500, $650 and $800 per share, which performance hurdles each represented a substantial premium above the prevailing RH common stock price at the time of the grant.

The compensation committee determined to grant Mr. Friedman the 2020 Stock Option Award to cover the successive four-year period upon the expiration of the time-based service requirements of the 2017 Stock Option Award in order to provide a continuation of the stock price performance methodology of the 2017 award for four successive performance years commencing in May 2021 through May 2025 at enhanced price levels.

Selling restrictions attached to the shares with respect to these multi-year awards only lapse upon the achievement of both certain time-based service period requirements and certain stock price-based performance objectives. The compensation committee believes that the combination of time-based restrictions and performance-based restrictions tied to stock price appreciation creates a strong alignment between Mr. Friedman and the objectives of the Company's shareholders.

The RH stock price has substantially exceeded the performance hurdles under the 2017 Stock Option Award granted to Mr. Friedman such that all of the selling restrictions associated with that award have lapsed. The Board of Directors and the compensation committee concluded that the 2017 Stock Option Award was a successful incentive structure for the Chief Executive Officer using a combination of both time-based restrictions and performance-based restrictions to create strong alignment between the Chief Executive Officer and the Company's shareholders.

Selling Restrictions Lapsed for 2020 Stock Option Award

The following table quantifies the stock price appreciation from the date of grant that were required as of the date of the initial grant in order to achieve each performance target under the 2020 Stock Option Award:

	PRICE TARGET ($)	PREMIUM TO GRANT DATE STOCK PRICE (%)
Exercise Price	$385	0.0%
Performance Target	$500	29.8%
Performance Target	$650	68.7%
Performance Target	$800	107.6%

A portion of the time-based service period requirements and stock price-based performance hurdles for the 2020 Stock Option Award have been achieved during the first year of performance measurement under the 2020 Stock Option Award from May 2021 through May 2022 as follows:

58,333 shares with stock price performance hurdle of $500 per share

58,333 shares with a stock price performance hurdle of $650 per share

The selling restrictions under the 2020 Stock Option Award with respect to the remaining 583,334 shares have not yet been achieved. The compensation committee believes that the stock price appreciation and stock option exercise metrics of the 2020 Stock Option Award provide substantial incentive for Mr. Friedman to help to achieve stock price appreciation in the years ahead, which the compensation committee believes create a high degree of alignment with successful outcomes for the Company's investors.

If Mr. Friedman's employment with RH is terminated (i) by RH without cause, (iii) by Mr. Friedman for good reason (as such terms are defined in the option award agreement), or (iii) for death or disability (as such terms are defined in the option award agreement), then any share selling restrictions on shares subject to the 2020 Stock Option Award that would have been eligible to lapse at any time during the twelve-month period following such termination had such termination not occurred will be eligible to lapse based solely upon the achievement of the stated stock price performance levels at any point during such twelve-month period. For further details regarding the option award agreement with respect to the 2020 Stock Option Award, refer to the Company's Current Report on Form 8-K filed on October 21, 2020.

We continue to believe that our executive compensation program, including the compensation of our Chairman and Chief Executive Officer, is clearly structured to reflect the best interests of shareholders and that if we continue to drive improving operational and financial performance investors will be rewarded by stock price appreciation.

OVERVIEW OF COMPENSATION PROGRAM & PHILOSOPHY

OUR COMPENSATION PROGRAM IS DESIGNED TO DO THE FOLLOWING:	
Attract and retain	We focus on attracting and retaining top-caliber, knowledgeable and experienced senior executives
Encourage an ownership and entrepreneurial mindset	Our programs create in our leadership an ownership and entrepreneurial mindset in order to align the annual and long-term strategic goals of our executives with those of our Company and our shareholders, including improvements in shareholder returns
Motivate	Our programs motivate our executives to achieve superior results for our Company and our shareholders
Reward performance	We pay for performance that is achieved through creativity, the capitalization of unique strategic opportunities and business initiatives, and results in shareholder-aligned financial successes, including improvements in our stock price
Encourage appropriate risk taking	Our programs focus our executives to analyze business initiatives where we seek return on investment that exceeds downside risks
Provide transparent reward systems	Our reward systems are easily understood by our leaders and shareholders
Reinforce the succession planning process	Our programs help leadership to focus on identifying, and help us reward, retain and promote from within, the next generation of senior leadership to achieve the Company's growth, profitability and other objectives through increased responsibilities and compensation

This compensation philosophy guides the compensation committee in assessing the compensation to be paid to our executives, including our named executive officers. The compensation committee endeavors to ensure that the total compensation paid to the named executive officers is fair, competitive and consistent with our compensation philosophy. This compensation philosophy also guides the compensation committee as to the proper allocation among current cash compensation (in the form of annual base salary), short-term compensation (in the form of performance-based, annual cash incentives), and long-term compensation (in the form of equity incentive compensation). We evaluate both the performance and compensation of our named executive officers annually to ensure that the executive compensation program we implement achieves these goals.

One of our overriding goals informing our compensation philosophy is to create in our leadership an ownership and entrepreneurial mindset in order to align leadership performance with improvements in shareholder returns. Our compensation programs aim to improve upon this interest alignment through various methods, including the use of stock options for equity grants, the use of long-term price performance targets in the award granted to our Chief Executive Officer and various profit metrics in the bonus plan.

We have implemented executive compensation policies and practices that reinforce our compensation philosophy and align with those commonly-viewed best practices and sound governance principles that we believe are appropriate for us. The following chart summarizes these policies and practices:

PRACTICES WE FOLLOW

100% independent directors on our compensation committee

Annual review and approval of our compensation strategy

Independent compensation consultant engaged by our compensation committee

Performance-based cash incentives

Significant portion of executive compensation is either tied to corporate performance directly or indirectly through stock price performance because of the equity component of compensation

We use five year vesting schedules for some of our equity grants (frequently with 20% vesting in each year). In more recent years, we have shifted our vesting practices to use back-end loaded vesting periods with respect to many of our equity awards, which we believe motivates our team members and leaders in favor of creating long-term shareholder value on a sustained basis. With regard to back-end loaded vesting, we often use schedules along these lines:

    Our seven-year award structure would generally vest 10% in years one, two and three; 15% in years four and five; and 20% in years six and seven

    Our five-year award structure would generally vest either (i) 15% in years one and two; 20% in year three; and 25% in years four and five, or (ii) 10% in years one and two; 20% in year three; and 30% in years four and five

In May 2018, the board adopted stock ownership guidelines applicable to all directors and executive officers of the Company in order to further align the financial interest of our directors and executive officers with the interest of our investors

In October 2023, we adopted a Clawback Policy which requires the Company to recover erroneously awarded compensation that is granted, earned or vested based in whole or in part upon the attainment of a financial reporting measure and that is received by our current and former executive officers during the three fiscal years preceding the date that the Company is required to prepare the accounting restatement

Broad-based company-sponsored health and retirement benefits programs

PRACTICES WE AVOID

No "single trigger" change of control benefits

No post-termination retirement- or pension-type non-cash benefits or perquisites for our executive officers that are not available to our team members generally

No short sales with respect to our common stock or hedging or derivative transactions involving our securities by directors, officers, team members or other insiders

No discount stock options or stock appreciation rights ("SARs"). Under the 2023 Equity Plan, all stock options and SARs will be granted with an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or SAR is granted

We have not repriced, replaced or repurchased underwater stock options or SARs, which is prohibited in absence of approval by our shareholders for grants under the 2023 Equity Plan

No acceleration of share vesting generally—instead, we have simple customary levels of severance protection commensurate with a senior position

No tax gross-ups for change of control benefits

No defined value pensions or long term cash incentives like supplemental retirement plans or other forms of long-term deferred compensation

No equity awards for leadership with short-term restrictions or vesting, such as one-, two- or three-year vesting

Under the 2023 Equity Plan, transfers of awards are only permitted (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator

No annual "evergreen" provision under the 2023 Equity Plan. The 2023 Equity Plan does not contain an annual "evergreen" provision that provides for automatic increases of shares of our common stock authorized for issuance under the plan. The 2023 Equity Plan authorizes a fixed share reserve. Therefore, we would have to obtain shareholder approval to increase the 2023 Equity Plan's share reserve

COMPENSATION COMMITTEE REVIEW OF COMPENSATION

Our Board of Directors has established a compensation committee that is generally responsible for the oversight, implementation and administration of our executive compensation plans and programs. The compensation committee engages in the following, either together with the Board of Directors as a whole or as a committee, making recommendations to the Board of Directors regarding approval, as necessary:

Annually review and approve the Company's corporate goals and objectives relevant to compensation of the Chief Executive Officer;

Evaluate the Chief Executive Officer's performance in light of such goals and objectives; and

Determine and approve the Chief Executive Officer's compensation level based on this evaluation.

In addition, the compensation committee annually reviews the following:

Annual base salary levels;

Annual incentive compensation levels;

Long-term incentive compensation levels; and

Any supplemental or special benefits.

And, the compensation committee ensures that appropriate overall corporate performance measures and goals are set and determine the extent to which the established goals have been achieved and any related compensation earned;

Determines the appropriateness of, and in some cases retain, a compensation consultant to offer advice for the consideration of the compensation committee and consider the independence of such consultant in accordance with applicable SEC and NYSE rules; and

Performs other necessary tasks related to the implementation and administration of executive compensation plans and programs.

The compensation committee's annual review of executive compensation generally occurs within the first and second fiscal quarter of each year. During fiscal 2023, the compensation committee's annual review of executive compensation occurred in August 2023 with merit increases also effective August 2023.

COMPENSATION LEVEL SETTING PROCESS

Our compensation committee reviews the following, among other factors, when determining compensation:

The individual's performance and contributions to financial objectives;

Equity awards previously granted to the executive, which includes amounts of such awards that remain unvested or are under selling restrictions and therefore continue to incentivize future performance;

Individual leadership, expectations, expertise, skill, and knowledge;

Overall compensation, including base salary and bonus opportunity, as a whole;

Analyses of competitive market compensation practices and labor market conditions;

Alignment with the long-term business strategy of the Company;

Retention and succession planning;

Input from senior leadership, including our Chairman and Chief Executive Officer; and

Input from an independent compensation consultant.

As we are headquartered in the San Francisco Bay Area, which is a highly dynamic and competitive market for talent, we seek to provide competitive compensation practices for our executive leadership in order to attract and retain the best available talent.

To set a competitive, reasonable and appropriate level of compensation, the Board of Directors and the compensation committee take a holistic approach and consider all relevant factors to the compensation decision being made in any given year. The Board of Directors' and the compensation committee's approach to evaluating these factors is subjective, not formulaic, and may place more or less weight on a particular factor when determining a particular executive officer's compensation.

ROLE OF LEADERSHIP IN DETERMINING EXECUTIVE COMPENSATION

In determining the total compensation for each executive officer, the Board of Directors and the compensation committee consider the specific recommendations of our Chairman and Chief Executive Officer (other than with respect to his own compensation) and may consider input from other senior members of leadership.

Our Chairman and Chief Executive Officer plays a significant role in the compensation setting process for the other named executive officers by:

Evaluating their performance;

Discussing the role and responsibilities of the relevant executive officer within the Company and the expected future contributions of the executive officer;

Considering retention and succession planning;

Recommending business performance targets and establishing objectives; and

Recommending salary levels, bonuses and equity awards.

Our Chairman and Chief Executive Officer annually reviews the compensation paid to other named executive officers over the fiscal year through presentations to the compensation committee, either as a committee or together with the Board of Directors as a whole, and provides his recommendations regarding the compensation to be paid to such persons during the next year. Following a review of such recommendations, the Board of Directors or the compensation committee, after reviewing the other factors and input as discussed above, takes action regarding such compensation recommendations as it deems appropriate. The Board of Directors and the compensation committee also consider input from our Chairman and Chief Executive Officer, as well as our Chief Financial Officer and certain of our Presidents, when setting performance objectives for our performance-based incentive program.

Our executive compensation program is designed to reward successful annual performance while encouraging long-term value creation for our shareholders. Short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across our performance metrics and performance periods, which the compensation committee intends to be an incentive to leadership to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals.

ROLE OF COMPENSATION CONSULTANTS

The compensation committee has periodically engaged compensation consultants to assist the committee in assessing compensation market conditions.

Since January 2017, from time-to-time the compensation committee has engaged Mercer to provide evaluations and recommendations concerning our executive and board compensation programs and to advise the compensation committee with respect to structuring our compensation plans to achieve our business objectives. Mercer has provided evaluations and recommendations concerning our executive and board compensation programs and has advised the compensation committee with respect to structuring our compensation plans. For example, Mercer provided support to the compensation committee in connection with equity awards and compensation for our leadership and in particular in connection with the structuring and details of the multi-year equity award granted in fiscal 2020 to our Chairman and Chief Executive Officer.

The compensation committee has considered the independence of Mercer in accordance with applicable SEC and NYSE rules. Although Mercer worked with leadership to develop plans that support our business objectives while carrying out its duties for the compensation committee, Mercer was retained by and reports directly to the compensation committee and does not provide any other services to the Company other than those approved by the compensation committee that would not constitute a conflict of interest or that would not otherwise compromise their independence.

ANALYSES OF COMPETITIVE MARKET PRACTICES

Due to the unique nature of our Company and the lack of direct industry competitors, we do not engage in a formal benchmarking process in setting compensation. Instead, we consider from time to time, as the compensation committee deems appropriate, an array of available data and information in order to assess the competitiveness of our compensation program and philosophy, including market information concerning local and national market compensation practices that are determined to be relevant to the Company. Given the location of our corporate headquarters in the San Francisco Bay Area, we pay close attention to the opportunities that exist for executives at other growth companies, both inside and outside the retail industry, located in the San Francisco Bay Area, including public companies, as well as private companies that could be candidates for an initial public offering in the future.

We conducted a comprehensive review of market compensation practices for executive officer compensation in fiscal 2016 and then again conducted reviews in relation to our review of our Chief Executive Officer's compensation at the respective time of setting each of his fiscal 2017 multi-year equity grant and at the time of setting his fiscal 2020 multi-year equity grant. In the case of our market check activities with respect to the Chief Executive Officer equity awards, we focused on compensation practices for a variety of different companies, including companies of similar sizes to us, companies that have out-performed the market in terms of growth and return measures, and companies that had adopted multi-year equity awards for a Chief Executive Officer or other senior executive officers. Certain of these other companies had adopted such senior executive multi-year equity awards that included various performance metrics, including in some instances stock price performance. In terms of industry sectors of the companies that were part of these market checks, these other companies included technology and disruptive growth companies, retail and consumer businesses including specialty retail business, and various other industry verticals.

In addition, when making decisions with respect to most significant compensation matters with respect to our executive officers and other members of our senior leadership team, we examine compensation metrics used by some of these different market check companies with a particular emphasis on companies headquartered in the San Francisco Bay Area.

In connection with the comprehensive review of market compensation practices, the Company and the compensation committee consider the executive compensation practices and the market data as reference points in the review of the Company's compensation practices, but do not benchmark or use market data in order to set compensation for the executive officers and other executives of the Company.

EXECUTIVE COMPENSATION COMPONENTS

The principal components of our compensation program for our named executive officers are summarized in the chart below, which is followed by a detailed explanation of the principal components of our compensation program for our named executive officers. In determining our named executive officers' overall compensation program, the compensation committee and the Board of Directors, as applicable, each considers how a particular component motivates performance and promotes retention and sound long-term decision-making.

COMPENSATION ELEMENTS	OBJECTIVES
Annual base salary	Compensate for services rendered during the fiscal year
Performance-based annual cash incentives	Motivate and reward our named executive officers for specific annual financial and/or operational goals and objectives
Long-term equity incentive compensation	Attract and retain our named executive officers and align the financial rewards paid to our named executive officers with our long-term performance and the financial interests of our shareholders
Perquisites and other personal benefits	Provide a competitive level of perquisites to better enable us to attract and retain superior team members for key positions
Employment agreements; severance and change of control benefits	Promote stability and continuity of senior leadership

Annual Base Salary

We provide our named executive officers with an annual base salary to compensate them for services rendered during the fiscal year. The base salary for each of the named executive officers is guided by a variety of factors, which may include market information regarding salary levels for positions that are deemed relevant for comparison purposes, as well as such individual's work experience, personal performance, responsibilities and other considerations, including internal alignment. The relative weight given to each factor is not specifically quantified and varies with each individual at the discretion of the compensation committee and/or the Board of Directors.

Each named executive officer's base salary is typically reviewed annually and is adjusted from time to time on the following bases: evaluation of the executive officer's personal performance for the year; the recommendations of our Chairman and Chief Executive Officer (other than with respect to his own base salary); the Company's performance for the year; the competitive marketplace for executives in comparable positions, including market information regarding salary levels for positions that are deemed relevant for comparison purposes; and, in the case of increases in base salary other than on an annual basis, an individual's exceptional performance, or increased responsibilities.

As part of their review, the compensation committee in particular considered, in addition to other factors listed above, our financial performance and continued focus on multiple long-term key strategies, including transforming our real estate platform, expanding our product offering and increasing our market share, architecting a new operating platform, elevating the customer experience, increasing operating margins, optimizing the allocation of capital in the business and maximizing cash flow, and pursuing international expansion. Following this review, the base salaries of certain of our named executive officers were increased in fiscal 2023, with base salary amounts as follows:

	BASE SALARY		
NAME	FISCAL 2022	FISCAL 2023	INCREASE
Gary Friedman	$ 1,250,000	$ 1,250,000	—%
Jack Preston	$ 875,000	$ 925,000	5.7%
Eri Chaya	$ 1,250,000	$ 1,300,000	4.0%
Stefan Duban	$ 725,000	$ 950,000	31.0%
Edward Lee	$ 650,000	$ 700,000	7.7%

Performance-Based Annual Cash Incentives

We have adopted the LIP, which is a cash-based incentive compensation program designed to motivate and reward annual performance for eligible team members, including our named executive officers. The compensation committee considers annually whether LIP bonus targets should be established for the year and, if so, approves the group of team members eligible to participate in the LIP for that year. The LIP includes various incentive levels based on the participant's position with the Company. Cash bonuses under the LIP are designed to link a significant portion of the named executive officer's total cash compensation to our overall performance.

The LIP bonus for our named executive officers is based on achievement of performance objectives, rather than individual performance, in order to focus the entire senior leadership team on the attainment of enterprise-wide financial objectives. Each named executive officer is provided a target bonus amount equal to a percentage of the eligible portion of such officer's base salary (which eligible portion is based on the salary earned during the fiscal year). The target bonus amount is based on the Company meeting the target achievement level for the relevant performance objectives.

The compensation committee and/or the Board of Directors establishes the target achievement level at which 100% of such participant's target bonus will be paid (the "100% Achievement Level"), the minimum threshold achievement level at which 20% of the participant's target bonus will be paid (the "20% Achievement Level") and the achievement level at which 200% of the participant's target bonus will be paid (the "200% Achievement Level"). The exact amount of the bonus payable under the LIP is based on the level of achievement of such performance objectives, with the bonus amount increasing for each named executive officer as a percentage of the eligible portion of such officer's base salary to the extent the achievement of such performance objectives for the fiscal year exceeds the 100% Achievement Level, and with the bonus amount decreasing as a percentage of base salary to the extent the achievement of such performance objectives for the fiscal year is below the 100% Achievement Level (but above the 20% Achievement Level). The compensation committee also may adopt separate minimum or maximum payout amounts for certain individuals under the LIP. The LIP is structured so that no bonuses are paid under the LIP unless we meet the 20% Achievement Level.

The compensation committee, either as a committee or with the Board of Directors as a whole, sets the performance objectives each year under the LIP, and the payment and amount of any bonus depends upon whether we achieve at least a certain percentage of the performance objectives under the LIP. The compensation committee, either as a committee or with the Board of Directors as a whole, generally establishes such objectives for the Company at levels that it believes can be reasonably achieved with strong performance over the fiscal year. The compensation committee and the Board of Directors have discretion to interpret the LIP's performance objectives in light of relevant factors both internal and external to the Company, and to adjust the amount paid under the LIP accordingly. The compensation committee and the Board of Directors exercise such discretion based on business judgment, taking into account both recurring and extraordinary factors affecting performance of the Company as well as other relevant factors. The compensation committee may consult the Board of Directors, as deemed necessary, with respect to material issues concerning the administration of the LIP, including interpretations of the terms of the LIP. In making the determination of minimum and target achievement levels, the compensation committee and/or the Board of Directors may consider the specific circumstances facing our Company during the year and our strategic plan for the year.

In general, the LIP targets are established based upon the Company's operating plans and objectives for the fiscal year in question, which in turn are formulated in part based upon the results for the previous fiscal year. The compensation committee sets the LIP targets with the objective of encouraging the leadership team to drive financial performance based upon the Company's operating plan and financial objectives for the year in question.

The following table sets forth the bonus targets as a percentage of the eligible portion of the executive's base salary under the LIP that would have been applicable in fiscal 2023 for our executive officers at the 20% Achievement Level, the 100% Achievement Level and the 200% Achievement Level.

During its annual review of the LIP for the executive officers for fiscal 2023, the compensation committee determined not to make any changes to the bonus targets as a percentage of the eligible portion of the executive's base salary for Mr. Friedman, Mr. Preston, Ms. Chaya, Mr. Duban and Mr. Lee from such targets for fiscal 2022.

ACHIEVEMENT LEVEL	GARY FRIEDMAN	JACK PRESTON	ERI CHAYA	STEFAN DUBAN	EDWARD LEE
Below 20%	—%	—%	—%	—%	—%
20%	20%	10%	10%	10%	10%
100%	125%	50%	50%	50%	50%
200%	250%	100%	100%	100%	100%

For fiscal 2023, the performance objective for the LIP was based on Adjusted Income. In April 2024, the compensation committee reviewed the Company's financial results related to the LIP targets set in the prior year and determined that the Company did not reach the achievement level with respect to the Company's performance objectives. As a result, the compensation committee determined that the amount of the payout under the LIP would be set at 0%, as shown in the table below:

| | FISCAL 2023 | | | |
NAME	BONUS EARNED UNDER THE LIP	ELIGIBLE PORTION OF BASE SALARY	BONUS EARNED AS % OF ELIGIBLE BASE SALARY	CHANGE FROM FISCAL 2022 BONUS AS % OF BASE SALARY
Gary Friedman	$ —	$1,250,000	—%	(250)%
Jack Preston	$ —	$ 896,698	—%	(100)%
Eri Chaya	$ —	$1,271,698	—%	(100)%
Stefan Duban	$ —	$ 822,642	—%	(100)%
Edward Lee	$ —	$ 671,698	—%	(100)%

The LIP provides substantial variation in compensation from year to year based upon the achievement of financial performance objectives, as reflected in the table below on a fiscal year basis. In prior years, we have paid bonuses under the LIP based on financial performance that has exceeded targets and partially met targets, and we have not paid bonuses under the LIP when the Company has not met targets.

	2017	2018	2019	2020	2021	2022	2023
Achievement level	90%	170%	175%	200%	200%	100%	0%

Long-Term Equity Incentive Compensation

We believe that providing long-term incentives as a component of compensation helps us to attract and retain our named executive officers. These incentives also align the financial rewards paid to our named executive officers with our long-term performance, thereby encouraging our named executive officers to focus on our long-term performance goals.

In June 2023, the compensation committee performed its annual review of executive compensation, including a review of the Company's annual share usage, or "burn rate," and equity use as they relate to equity grants for named executive officers to determine if the Company's overall grant practices with respect to its named executive officers were appropriate and in line with our compensation philosophy and objectives. The compensation committee also took into consideration (i) Mr. Friedman's recommendations, other than with respect to his own compensation, (ii) the competitive environment for executive talent in the San Francisco Bay Area, (iii) each executive officer's current equity holdings and the present value thereof and (iv) our continued desire to align our executive officers' long-term interests with those of our shareholders.

In fiscal 2023, the compensation committee determined to make additional equity awards to the other named executive officers. The compensation committee approved grants of stock options to the named executive officers, as follows:

NAME	STOCK OPTIONS	RESTRICTED STOCK UNITS
Gary Friedman	—	—
Jack Preston	15,000 [1]	—
Eri Chaya	25,000 [1]	—
Stefan Duban	20,000 [1]	—
Edward Lee	5,000 [1]	—

(1)   The stock option was granted at an exercise price of $264.27 per share, the fair market value of our common stock on June 9, 2023, the date of grant. The options vest on each anniversary of the date of grant with 10% of the options on each of years 1, 2 and 3, 15% of the options on each of years 4 and 5 and 20% of the options on each of years 6 and 7, and expire in 10 years, subject to the named executive officer's continued service.

The compensation committee's determinations with respect to equity grants for team members generally for fiscal 2023 were also influenced by the desire to manage the annual share usage, or "burn rate," and thus the compensation committee elected to substantially limit new equity grants to existing team members, focusing primarily on grants to new hires and with respect to promotions in fiscal 2023.

We primarily used stock options in our equity grants, in lieu of "full value" awards such as restricted stock units, as part of our long-term equity incentive plan. As a high-growth company, we believe the use of stock options creates strong alignment with our executives with regard to the expectation of shareholders for the Company to exceed and increase its value over time. At the same time, we have historically granted some "full value" awards and believe that such awards can be an appropriate alternative as our share price has increased substantially since the IPO and in that context a full value award allows for the grant of a lower number of shares than a stock option award which can result in a grant of restricted stock units being an appropriate equity award structure or portion of an overall award in some instances.

For fiscal 2023, we used back-end loaded seven-year vesting periods for most of our equity awards rather than five-year vesting periods. We believe these longer vesting periods motivate our team members and executives to take a sustainable approach in creating long-term shareholder value and allow for these equity awards to create a retention structure over a seven-year period as opposed to a shorter timeframe.

Perquisites and Other Personal Benefits

We provide certain named executive officers with perquisites and other personal benefits that we and the compensation committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior team members for key positions. We generally provide our named executive officers a car allowance, which is adjusted from time to time based on expenses incurred by our executive officers in connection with their travel to local retail locations and expenses related to fuel, tolls and parking. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

The named executive officers may not defer any component of any annual incentive bonus earned and do not participate in another nonqualified deferred compensation plan. Likewise, the Company does not maintain any defined benefit pension plans for its team members. However, our named executive officers are eligible to participate in the Company's 401(k) savings plan, as well as the Company's group health and welfare plans, on the same terms and conditions as other Company team members.

It has been our practice to provide key executive officers with relocation benefits in connection with their initial hiring by our Company. In some instances, newly hired key executives are provided a signing or guaranteed minimum bonus in order to assist with their transition into the Company and the San Francisco Bay Area or for other reasons. However, relocation incentives or benefits may be subject to repayment if the executive does not remain with the Company for the period of time specified in his or her offer documents. None of our named executive officers received such benefits in fiscal 2023.

In addition, from time to time, the compensation committee may approve cash bonuses outside of the LIP on a discretionary basis for reasons such as individual performance or in connection with an executive officer's initial employment arrangement with the Company or other events, and such bonus awards may overlap with bonus awards paid under the LIP. Payments of discretionary bonuses to our named executive officers, if any, are disclosed in the "Bonus" column of the Summary Compensation Table in this proxy statement. None of our named executive officers received a discretionary bonus in fiscal 2023.

Employment Agreements; Severance and Change of Control Benefits

We have entered into agreements with certain key team members, including certain of the named executive officers, which agreements provide severance benefits in the event of certain terminations of employment. These severance protection agreements are designed to promote stability and continuity of senior leadership. Information regarding amounts that would be payable under such agreements for the named executive officers is provided under the heading "—Potential Payments Upon Termination and Change in Control" below. None of our agreements with our officers or team members or other applicable policies have tax gross-up features. In the event that any termination payments made to our Chairman and Chief Executive Officer are deemed under Section 280G of the Code, to constitute excess parachute payments subject to an excise tax, then such payments will be payable either (i) in full or (ii) as to such lesser amount that would result in no portion of such payments being subject to the excise tax, and our Chairman and Chief Executive Officer will receive the greater, on an after-tax basis, of (i) or (ii) above, as determined by an independent accountant or tax advisor selected by our Chairman and Chief Executive Officer and paid for by the Company.

RISK CONSIDERATIONS IN OUR COMPENSATION PROGRAM

We conducted an assessment of the Company's compensation policies and practices for its team members and concluded that these policies and practices as currently designed are appropriately weighted among base salaries and short- and long-term incentives such that the Company's team members are not encouraged to take excessive risks. The compensation committee believes that such compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the compensation committee reviewed the compensation elements that comprise our compensation program, as well as the objectives that each item is designed to encourage, as described above under "—Executive Compensation Components."

Anti-Hedging Practices

Our insider trading policy provides that no person employed by us and no member of our Board of Directors may hedge ownership of our stock by engaging in short sales or purchasing and selling derivative securities related to our stock.

Clawback Policy

In October 2023, we adopted a Clawback Policy which requires the Company to recover erroneously awarded compensation that is granted, earned or vested based in whole or in part upon the attainment of a financial reporting measure and that is received by our current and former executive officers during the three fiscal years preceding the date that the Company is required to prepare the accounting restatement.

Stock Ownership by Executives

In May 2018, the Board of Directors adopted stock ownership guidelines applicable to all directors and executive officers of the Company in order to further align the financial interest of our directors and executive officers with the interest of our investors. See "Corporate Governance—Director & Executive Stock Ownership Guidelines."

Our Chairman and Chief Executive Officer, Mr. Friedman, has consistently maintained a significant equity ownership interest in the Company and, as of May 3, 2024, beneficially owned approximately 25.0% of the Company's common stock. Additional information regarding the shareholdings of our other named executive officers and directors is set forth in this proxy statement in the section entitled "Security Ownership of Top Shareholders & Leadership."

Tax Deductibility

Section 162(m) of the Internal Revenue Code ("Section 162(m)") limits the amount that we may deduct for compensation paid to certain of our executive officers to $1,000,000 per person in any year. Prior to December 22, 2017, when the Tax Cuts and Jobs Act of 2017 ("TCJA") was signed into law, compensation that qualified as "performance-based" was excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. Under the TCJA, this "performance-based" exception is repealed for taxable years beginning after December 31, 2017, except with respect to certain "grandfathered" compensation. The compensation committee reviews and considers the deductibility of executive compensation under Section 162(m) when determining the compensation of the Company's executive officers. However, the compensation committee retains the flexibility and discretion to approve compensation that is nondeductible under Section 162(m) as a means to ensure competitive levels of total compensation for our executive officers and promote varying corporate goals. In any event, the compensation committee intends to maintain an approach to executive officer compensation that strongly links pay to performance, and promotes the attraction and retention of qualified executives, but will also take into account tax-effectiveness of different compensation alternatives as it selects the right compensation mix.

CEO Pay Relative to Median Pay of Our Team Members

The compensation for our Chief Executive Officer in fiscal 2023 ($1,292,948 as disclosed in the Summary Compensation Table further below) was approximately 25 times the median of the annual "total compensation," as defined by Item 402(u) of Regulation S-K, of persons employed by us whom we refer to as team members ($51,586). Total compensation includes base salary, bonus compensation, equity awards and other perquisites and allowances. Our Chief Executive Officer to median team members pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and represents a reasonable estimate calculated in accordance with SEC regulations and guidance. We identified the median team member by examining the gross wages reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for all individuals, excluding our Chief Executive Officer, who were employed by us on December 31, 2023. We included all team members, whether employed on a full-time, part-time, temporary or seasonal basis, but we excluded all non-US team members. Non-U.S. team members accounted for less than 5% of our total team member population. We did not make any assumptions, adjustments, or estimates with respect to payroll compensation amounts. After identifying the median team member based on total W-2 payroll compensation, we calculated annual total compensation for such team member using the same methodology we use for our named executive officers as set forth in the Summary Compensation Table.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows the compensation earned by our named executive officers in fiscal 2023, fiscal 2022 and fiscal 2021.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY[1]	NON-EQUITY INCENTIVE PLAN COMPENSATION[2]	OPTION AWARDS[3]	ALL OTHER COMPENSATION[4]	TOTAL
Gary Friedman Chairman and CEO	2023	$1,250,000	$ —	$ —	$ 42,948 [5]	$ 1,292,948
	2022	$1,250,000	$1,562,500	$ —	$ 28,398	$ 2,840,898
	2021	$1,250,000	$3,125,000	$ —	$157,285	$ 4,532,285
Jack Preston Chief Financial Officer	2023	$ 896,698	$ —	$ 2,371,824	$ 41,251 [6]	$ 3,309,773
	2022	$ 865,385	$ 432,692	$ —	$ 37,000	$ 1,335,077
	2021	$ 811,538	$ 811,538	$ —	$ 37,000	$ 1,660,076
Eri Chaya President, CCO, CMO & Director	2023	$1,271,698	$ —	$ 3,953,040	$ 39,500 [7]	$ 5,264,238
	2022	$1,240,383	$ 620,192	$ —	$ 37,000	$ 1,897,575
	2021	$1,173,077	$1,173,077	$ —	$ 37,000	$ 2,383,154
Stefan Duban Chief Gallery & Customer Officer	2023	$ 822,642	$ —	$ 3,162,432	$ 12,000	$ 3,997,074
	2022	$ 725,000	$ 362,500	$ —	$ 12,000	$ 1,099,500
Edward Lee Chief Legal & Compliance Officer	2023	$ 671,698	$ —	$ 790,608	$ 12,000	$ 1,474,306
	2022	$ 635,577	$ 317,788	$ —	$ 12,000	$ 965,365
	2021	$ 561,538	$ 561,538	$ —	$ 12,000	$ 1,135,076

(1) In order to ensure comparability between periods, the amounts for fiscal 2023 exclude an additional week of base salary due to the Company's 53-week year in fiscal 2023.

(2) Reflects the cash awards that our named executive officers received under our LIP.

(3) Reflects the aggregate grant date fair value of the awards made in fiscal 2023 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock-Based Compensation ("FASB ASC 718") rather than the amount paid to or realized by the named executive officer. Refer to Note 17—Stock-Based Compensation in our consolidated financial statements contained in our 2023 Annual Report. No equity grants were made to the named executive officers in fiscal 2022 or fiscal 2021.

(4) For fiscal 2023, reflects perquisites to the named executive officers in the form of car allowances, except as otherwise noted.

(5) Represents $12,000 in the form of a car allowance and $30,948 in income imputed to Mr. Friedman related to certain personal use of corporate aircraft.

(6) Represents $12,000 in the form of a car allowance, $27,500 in the form of third-party concierge medical services for Mr. Preston and $1,751 in income imputed to Mr. Preston related to certain personal use of corporate aircraft.

(7) Represents $12,000 in the form of a car allowance and $27,500 in the form of third-party concierge medical services for Ms. Chaya.

For a description of actions taken by the compensation committee with respect to base salaries of our named executive officers for fiscal 2023, please see section entitled "—Compensation Discussion & Analysis—Annual Base Salary" above.

For a description of the material terms of the named executive officers' employment agreements, please see the section entitled "—Employment & Other Compensation Agreements" below.

For a description of our Non-Equity Incentive Plan Compensation, please see the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives" above. For the compensation committee's determination of awards under the LIP for our named executive officers for fiscal 2023, please see the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives" above. For the vesting schedules of outstanding equity awards and additional information concerning outstanding equity awards, please see "—Outstanding Equity Awards at Fiscal Year-End" below.

Grants of Plan-Based Awards

As further described above in the Compensation Discussion & Analysis section of this proxy statement, the named executive officers are eligible to receive an annual cash bonus based on a percentage of their base salary under our LIP. Our Company's financial objectives with respect to the LIP are generally established each year and the payment and the amount of any bonus depend upon whether our Company achieves the applicable performance goals. The specific amount any participant could receive generally depends on the level of our performance. The amounts shown in these columns for the named executive officers are based on the following assumptions:

In the "threshold" column, the amount for each named executive officer reflects the minimum bonus that would be awarded if we reach the 20% achievement level of our financial objectives, which is the minimum achievement level required for bonus payouts under the LIP.

In the "target" column, the amount for each named executive officer reflects the bonus amount that would be awarded if we reach the 100% achievement level of our financial objectives.

In the "maximum" column, the amount for each named executive officer reflects the bonus that would be awarded if we reach the 200% achievement level of our financial objectives.

The following table provides information on the possible payouts under our LIP for fiscal 2023 based on certain assumptions about the achievement of performance objectives for our Company and the individual named executive officer at various levels assuming we had followed the same convention used in prior fiscal years with a low point achievement level set at 20%, a high point set at 200% and a midpoint target achievement level set at 100%. The following table does not set forth the actual bonuses to be awarded to the named executive officers for fiscal 2023 under the LIP. The actual bonuses awarded to the named executive officers for fiscal 2023 are reported in the Summary Compensation Table above under the column entitled "Non-Equity Incentive Plan Compensation."

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ALL OTHER STOCK AWARDS: # OF SHARES OF STOCK OR UNITS	ALL OTHER OPTION AWARDS # OF SECURITIES UNDERLYING OPTIONS	EXERCISE OR BASE PRICE OF OPTION AWARDS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[2]
		THRESHOLD	TARGET	MAXIMUM				
Gary Friedman	—	$250,000	$1,562,500	$3,125,000	—	—	—	—
Jack Preston	—	$ 89,670	$ 448,349	$ 896,698	—	—	—	—
	6/9/2023	—	—	—	—	15,000	$264.27	$2,371,824
Eri Chaya	—	$127,170	$ 635,849	$1,271,698	—	—	—	—
	6/9/2023	—	—	—	—	25,000	$264.27	$3,953,040
Stefan Duban	—	$ 82,264	$ 411,321	$ 822,642	—	—	—	—
	6/9/2023	—	—	—	—	20,000	$264.27	$3,162,432
Edward Lee	—	$ 67,170	$ 671,698	$ 671,698	—	—	—	—
	6/9/2023	—	—	—	—	5,000	$264.27	$ 790,608

(1) Target awards as a percentage of the eligible portion of base salary for the named executive officers are set forth in the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives" above.

(2) For stock option awards, reflects the aggregate grant date fair value of the awards made in fiscal 2023, computed in accordance with FASB ASC 718. Refer to Note 17—Stock-Based Compensation to our audited consolidated financial statements contained in our 2023 Annual Report. Amounts shown do not reflect compensation actually received or that may be realized in the future by the named executive officer. For option awards, grant date fair market value is calculated by multiplying the number of options granted by the fair market value of the Company's shares on the date of grant. The grant date fair value for stock option awards was $158.12 per share on June 9, 2023, the date on which the stock option awards were made.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding stock options awards held by the named executive officers as of February 3, 2024, the last day of fiscal 2023. The named executive officers did not have any outstanding restricted stock unit awards as of February 3, 2024.

| | STOCK OPTION AWARDS | | | |
| | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS | | | |
NAME	EXERCISABLE (#)	UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Gary Friedman	1,000,000	—	$ 50.00	5/1/2027
	700,000 [1]	—	$ 385.30	10/17/2030
Jack Preston	6,250	—	$ 87.31	5/5/2025
	31,500	38,500 [2]	$ 101.25	4/1/2029
	3,000	7,000 [3]	$ 154.82	4/28/2030
	—	15,000 [4]	$ 264.27	6/8/2033
Eri Chaya	100,000	—	$ 61.30	5/7/2024
	10,000	—	$ 87.31	5/5/2025
	100,000	—	$ 39.42	5/3/2026
	50,000	—	$ 109.87	6/5/2028
	22,500	27,500 [2]	$ 101.25	4/1/2029
	9,000	21,000 [3]	$ 154.82	4/28/2030
	—	25,000 [4]	$ 264.27	6/8/2033
Stefan Duban	100	—	$ 87.31	5/5/2025
	160	—	$ 44.52	4/20/2026
	1,900	—	$ 25.39	6/26/2026
	6,250	—	$ 151.35	6/22/2028
	1,125	1,000 [5]	$ 101.25	4/1/2029
	12,000	28,000 [3]	$ 154.82	4/28/2030
	—	20,000 [4]	$ 264.27	6/8/2033
Edward Lee	—	2,000 [5]	$ 101.25	4/1/2029
	—	2,800 [3]	$ 154.82	4/28/2030
	—	5,000 [4]	$ 264.27	6/8/2033

(1) Represents options granted to Mr. Friedman under the 2012 Plan on October 18, 2020. These options are fully vested but the underlying shares are subject to selling restrictions that only lapse upon the achievement of both certain stock price-based performance objectives and certain time-based service period requirements. As of February 3, 2024, 583,334 of these options were subject to selling restrictions.

(2) Represents options granted on April 2, 2019. Subject to continuous service, these options vest on each anniversary of the date of grant with 15% of the total options granted on year 5 and 20% of the total options granted on each of years 6 and 7, and will be fully vested on April 2, 2026.

(3) Represents options granted on April 29, 2020. Subject to continuous service, these options vest on each anniversary of the date of grant with 15% of the total options granted on each of years 4 and 5, and 20% of the total options granted on each of years 6 and 7, and will be fully vested on April 29, 2027.

(4) Represents options granted on June 9, 2023. Subject to continuous service, these options vest on each anniversary of the date of grant with 10% of the total options granted on each of years 1, 2 and 3, 15% of the total options granted on each of years 4 and 5, and 20% of the total options granted on each of years 6 and 7, and will be fully vested on June 9, 2030.

(5) Represents options granted on April 2, 2019. Subject to continuous service, these options vest on each anniversary of the date of grant with 40% of the total options granted on year 5, and will be fully vested on April 2, 2024.

OPTIONS EXERCISED, UNITS VESTED & STOCK VESTED

The following table presents all stock option exercise activity in fiscal 2023. The named executive officers did not have any restricted stock units or stock awards vest in fiscal 2023.

NAME	OPTION AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE
Gary Friedman	—	$ —
Jack Preston	33,399	$ 8,376,138
Eri Chaya	50,000	$ 11,435,000
Stefan Duban	—	$ —
Edward Lee	1,400	$ 256,822

BURN RATE, SHARE REPURCHASE PROGRAMS & DILUTION

The aggregate equity burn rate is a measurement of how quickly the Company is granting stock-based incentive awards in relation to shares outstanding. We calculate our "burn rate" using the total number of equity awards (full value stock awards and stock options) granted under our stock incentive plan during the current fiscal year as a percentage of the total number of common shares outstanding as of the prior fiscal year. Using this formulation, our fiscal 2023 burn rate was 1.8%.

We believe that understanding our use of equity under our stock incentive plan (including our annual burn rate) requires understanding the impact of our recent share repurchase programs on the potential dilution to our shareholders from awards of stock-based incentive compensation, which we call our "overhang." In recent years, we have maintained active share repurchase programs as a means of creating shareholder value for our investors. To illustrate, since June 2022, when we announced our updated share repurchase program in an aggregate amount of up to $2.45 billion, we have repurchased 7.6 million shares of our common stock for an aggregate price of $2.3 billion. We believe that our share repurchase programs have been a key component of our overall shareholder returns, including the substantial increases in our share price from $24 per share at the time of our initial public offering and we expect that the ongoing use of share repurchases will be an important element of our ongoing strategy.

Share repurchases also have the effect of offsetting dilution related to stock-based incentive awards. We are conscious that equity awards can be an important incentive for our leadership team in their efforts to drive shareholder returns while at the same time being mindful that share repurchases can be a means of offsetting dilution related to equity grants. As shown below, during fiscal 2022 and fiscal 2023, we completed substantial share repurchases that more than offset the dilutive effect of our equity awards granted during that time.



Repurchases vs. Dilution from Equity Awards, Fiscal Years 2022-2023

■ Shares Repurchases   ■ Dilution from Equity Awards

As a result, we analyze our equity metrics as a percentage of both the total number of common shares outstanding and the total number of pro forma common shares outstanding, which takes into account the effect of our share repurchase programs on our total number of common shares outstanding.

We calculate our overhang as the total number of shares to be issued under outstanding equity awards (including any unexercised and unvested outstanding awards, a large portion of which is comprised of vested options which, if exercised, would significantly reduce overhang), plus shares available for issuance under our equity plans as a percentage of the total number of common shares outstanding. Our pro forma overhang takes into account the effect of the Company's share repurchase programs by using the total number of common shares outstanding prior to the Company's share repurchases during fiscal 2022 and fiscal 2023 (as of fiscal 2021) and includes the actual issuance of common stock via equity instruments through the current fiscal year end period.

As presented in the table below, our pro forma overhang for fiscal 2023 based on the pro forma common shares outstanding was 21.9% and our overhang for fiscal 2023 based on the total number of common shares outstanding was 29.9%.

	FISCAL 2021 (PRE-REPURCHASE ACTIVITY)	FISCAL 2023 (POST REPURCHASE ACTIVITY)		
		ON FISCAL 2023 SHARES OUTSTANDING	ON FISCAL 2021 SHARES OUTSTANDING	ON PRO FORMA FISCAL 2023 SHARES OUTSTANDING
Shares to be Issued under Outstanding Options & RSUs	7,719,857	3,592,496	3,592,496	3,592,496
Shares Available for Issuance	427,062	2,677,311	2,677,311	2,677,311
Shares Outstanding	21,506,967	18,315,613	21,506,967	25,923,128 [1]
Overhang	37.1%	29.9%	25.9%	21.9%

(1) Pro forma fiscal 2023 shares outstanding is equal to the total shares outstanding as of fiscal 2021 which is used in order to exclude the Company's share repurchase activity under the board-approved share repurchase programs during fiscal 2022 and fiscal 2023, plus the issuance of (i) 4,414,204 shares during fiscal 2022 and fiscal 2023 as a result of the exercise of stock options and vested restricted stock awards and (ii) 1,957 shares related to the conversion of certain convertible senior notes during fiscal 2022 and fiscal 2023.

PENSION BENEFITS

None of our named executive officers received any pension benefits during fiscal 2023.

NONQUALIFIED DEFERRED COMPENSATION

None of our named executive officers contributed to or received earnings from a nonqualified deferred compensation plan during fiscal 2023.

EMPLOYMENT & OTHER COMPENSATION AGREEMENTS

We have entered into employment agreements with the following named executive officers.

Gary Friedman

We have entered into an employment agreement with Mr. Friedman, our Chairman and Chief Executive Officer. Mr. Friedman's employment agreement provides for an annual base salary of at least $1.25 million. If Mr. Friedman's employment is terminated by us without cause (as defined in the agreement) or by Mr. Friedman for good reason (as defined in the agreement), he is entitled to (a) all accrued salary and vacation pay through the termination date, (b) severance payments totaling $20 million, less withholdings, paid on our regular payroll schedule over the 24 months following the termination date, (c) any earned but unpaid portion of his annual bonus, (d) a pro-rata amount (based on the number of days Mr. Friedman was employed during the fiscal year through the termination date) of Mr. Friedman's target bonus for the applicable fiscal year in which termination of employment occurs, to be paid at the same time and in the same form as Mr. Friedman's annual bonus would otherwise be paid, (e) subject to his timely election under COBRA, continuation of medical benefits for 24 months following the termination date, subject to Mr. Friedman's payment of applicable premiums at the same rate that would have been applied had he remained an executive officer of our Company, paid for by us to the same extent that we paid for his health insurance prior to termination, (f) his vested shares and options that are still subject to selling restrictions will remain outstanding for two years following the date of termination (during which time the selling restrictions may lapse in accordance with their terms) and will be subject to repurchase by us after two years at the then fair market value to the extent that such selling restrictions remain unlapsed, and (g) any unvested performance-based equity awards that Mr. Friedman may hold shall remain outstanding and vest according to their terms for a period of two years following the date of termination and shall be forfeited to the extent unvested after such period.

Mr. Friedman's employment agreement also provides that in the event he receives payments that would be subject to an excise tax, he would receive the greater of either (i) the payment in full or (ii) such lesser amount which would result in no portion of such payments being subject to the excise tax, on an after-tax basis.

If Mr. Friedman's services are terminated by us for cause (as defined in the agreement), he is entitled to all accrued salary and vacation pay through the termination date. Upon such termination for cause, certain of Mr. Friedman's other equity interests that are either unvested or subject to selling restrictions and repurchase rights will terminate, expire and be forfeited for no value, or otherwise be subject to repurchase in accordance with their terms and shall be forfeited to the extent unvested after such period. See "—Compensation Discussion & Analysis—Long-Term Equity Incentive Compensation."

Mr. Friedman has agreed that, during his employment with us or during the term when he is receiving continued payment from us after termination of his employment as described above, he will not directly or indirectly work for or engage or invest in any competitor. In addition, Mr. Friedman has agreed that, during his employment with us and for the two year period thereafter, he will not (a) solicit, directly or through any third-party, any team member of ours or (b) use our proprietary information to solicit the business of any of our material customers or suppliers, or as specified in the employment agreement, encourage any of our suppliers and customers to reduce their business or contractual relationship with us. The agreement also contains a mutual non-disparagement clause.

Eri Chaya, Jack Preston, Stefan Duban and Edward Lee

On March 29, 2018, we entered into a compensation protection agreement with Ms. Chaya. On March 29, 2019, we entered into a compensation protection agreement with Mr. Preston. On January 30, 2022, we entered into a compensation protection agreement with Mr. Lee. On March 1, 2023, we entered into a compensation protection agreement with Mr. Duban. The compensation committee determined to offer these compensation protection agreements to each of these executive officers in order to provide severance protection terms for each such executive officer. The effect of the compensation protection agreements is to supersede any other compensation severance arrangements previously in place for any such executive officer.

The compensation protection agreements provide each of the foregoing executive officers with severance if the executive's employment is terminated by us without cause (as defined in the agreement), or by the executive for good reason (as defined in the agreement). In the event of such termination and subject to the executive's execution and non-revocation of a release of claims and continued compliance with the restrictive covenants described therein, the executive is entitled to: (a) all accrued base salary through the termination date; (b) any earned and unpaid portion of the annual bonus for the year prior to year in which such termination occurs; (c) to the extent bonuses have been paid for the year prior to the year in which the termination takes place (or no such bonus was paid at all), a prorated bonus based on the number of days the executive is employed in the year of termination based on our actual performance and if applicable, on executive's individual performance at the midpoint of the applicable range; (d) severance payments equal to 12 months base salary, less withholdings, paid on our regular payroll schedule following the termination date; and (e) subject to the executive's timely election under COBRA, payment of a portion of the executive's COBRA premiums at the same rate that would have been applied had the executive remained employed by us, paid for by us to the same extent that we paid for the executive's health insurance prior to termination, for 12 months following the termination date (or if earlier, when the executive becomes eligible for similar coverage from another employer). The compensation protection agreements also provide that in the event the executive receives payments that would be subject to an excise tax, the executive would receive a lesser amount which would result in no portion of such payments being subject to the excise tax.

Each executive has agreed that during employment with us, the executive will not directly or indirectly work for or engage or invest in any competitor. Each has also agreed that during employment with us and the 12 months following employment, the executive will not solicit, directly or through any third-party any business from any of our material customers or suppliers or encourage any of our customers or suppliers to reduce their business or contractual relationship with us. Each executive will also cooperate with us following termination of employment in the defense of any action brought by a third-party against us that relates to the executive's employment with us.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Gary Friedman

The information below describes and quantifies certain compensation that would have been paid to our Chief Executive Officer in the event of his termination of employment or a change in control, assuming such event was effective at February 3, 2024, the last day fiscal 2023, and based on fiscal 2023 compensation.

BENEFITS AND PAYMENTS	TERMINATION WITHOUT CAUSE OR RESIGNATION WITH GOOD REASON
Severance pursuant to employment agreement[1]	$ 20,000,000
Bonus[2]	$ —
Intrinsic value of equity[3]	$ —
Health coverage total benefits[4]	$ 36,380
Total	$ 20,036,380

(1) Payable over 24 months.

(2) Corresponds to Mr. Friedman's annual bonus amount for fiscal 2023.

(3) Mr. Friedman holds certain performance-based option awards where the shares underlying the option are subject to selling restrictions and such selling restrictions will continue to lapse according to the performance terms for a period of one or two years, as applicable, following termination of employment. In the case of Mr. Friedman's 2020 Stock Option Award, in the event Mr. Friedman is terminated on February 3, 2024, the selling restrictions applicable to this award would lapse in full (assuming, in the case of the 2020 Stock Option Award, that the stock price performance targets set forth in the award are met within the one-year time period following such termination). The value shown is based upon the value of such options held by Mr. Friedman that he would receive if the stock price hurdles are achieved on such termination date. This value is presented as $0 because the closing price of our common stock on February 2, 2024, the last trading day of fiscal 2023, of $256.03 per share was less than the exercise price of $385.30 per share for such options.

(4) Continuation of medical benefits for 24 months following the termination date, subject to his payment of applicable COBRA premiums at the same rate that would have been applied had he remained an executive officer of the Company, paid for by us to the same extent that we paid for his health insurance prior to termination.

Jack Preston, Eri Chaya, Stefan Duban and Edward Lee

The information below describes and quantifies certain compensation that would have been paid to Mr. Preston, Ms. Chaya, Mr. Duban and Mr. Lee under the compensation protection agreements in the event of his or her termination of employment or a change in control, assuming such event was effective at February 3, 2024, the last day fiscal 2023, and based on fiscal 2023 compensation.

	TERMINATION WITHOUT CAUSE OR RESIGNATION WITH GOOD REASON			
BENEFITS AND PAYMENTS	**JACK PRESTON**	**ERI CHAYA**	**STEFAN DUBAN**	**EDWARD LEE**
Salary continuation[1]	$ 925,000	$ 1,300,000	$ 950,000	$ 700,000
Bonus[2]	$ —	$ —	$ —	$ —
Health coverage total benefits[3]	$ 27,000	$ 18,348	$ 27,000	$ 26,450
Total	$ 952,000	$ 1,318,348	$ 977,000	$ 726,450

(1) This amount reflects salary continuation paid over 12 months.

(2) Corresponds to each such executive officer's annual bonus amount for fiscal 2023 that such executive officer would be entitled to receive if still employed on the bonus payment date.

(3) Continuation of medical benefits for 12 months following the termination date, subject to the payment of applicable COBRA premiums by such executive officer at the same rate that would have been applied had he or she remained an executive officer of the Company, paid for by us to the same extent that we paid for his or her health insurance prior to termination.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of February 3, 2024:

	EQUITY COMPENSATION PLAN INFORMATION		
PLAN CATEGORY	**NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS**	**WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS**	**NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE[1]**
Equity compensation plans approved by security holders	3,576,556	$ 192.94	2,677,311
Equity compensation plans not approved by security holders	—	—	—
Total	3,576,556 [2]	$ 192.94	2,677,311

(1) Excludes securities reflected in column entitled "Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights."

(2) Calculated without taking into account 15,940 shares underlying restricted stock units that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K (the "Pay Versus Performance Rule"), we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation—Compensation Discussion & Analysis."

					VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:				
FISCAL YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1]	COMPENSATION ACTUALLY PAID TO PEO[2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs[3]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[4]	TOTAL SHAREHOLDER RETURN[5]	PEER GROUP TOTAL SHAREHOLDER RETURN[6]	GAAP NET INCOME (*in millions*)[7]	GAAP OPERATING MARGIN[8]	ADJUSTED INCOME (*in millions*)[9]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
2023	$ 1,292,948	$ 1,292,948	$ 3,511,348	$ 9,355,310	$ 122.65	$ 167.48	$ 127.6	12.1 %	$ 393.8
2022	$ 2,840,898	$ 2,840,898	$ 1,324,379	$ 7,485,589	$ 227.72	$ 204.65	$ 528.6	20.1 %	$ 789.8
2021	$ 4,532,285	$ 4,532,285	$ 1,550,461	$ 9,177,749	$ 187.75	$ 185.13	$ 688.5	24.7 %	$ 962.6
2020	$ 178,007,868	$ 178,007,868	$ 4,062,576	$ 85,926,843	$ 148.81	$ 163.03	$ 271.8	16.4 %	$ 620.5

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Friedman (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation.

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Friedman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Friedman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Friedman's total compensation for each year to determine the compensation actually paid:

FISCAL YEAR	REPORTED SUMMARY COMPENSATION TABLE TOTAL FOR PEO	AVERAGE REPORTED VALUE OF EQUITY AWARDS[a]	AVERAGE EQUITY AWARD ADJUSTMENTS[b]	COMPENSATION ACTUALLY PAID TO PEO
2023	$ 1,292,948	$ —	$ —	$ 1,292,948
2022	$ 2,840,898	$ —	$ —	$ 2,840,898
2021	$ 4,532,285	$ —	$ —	$ 4,532,285
2020	$ 178,007,868	$ (173,606,989)	$ 173,606,989	$ 178,007,868

(a) The grant date fair value of equity awards represents the amounts reported in the "Option Awards" column in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. Mr. Friedman's multi-year stock option award in fiscal 2020 was fully vested upon grant but the underlying shares were subject to selling restrictions that only lapse upon the achievement of both certain stock price-based performance objectives and certain time-based service period requirements. As a result of the fiscal 2020 multi-year option award being fully vested upon grant, the equity award adjustment with respect to Mr. Friedman with respect to fiscal 2020 is equal to the Reported Value of the Equity Awards and there is therefore no change in the reported Compensation Actually Paid to the PEO related to such equity award adjustments for fiscal 2020. For more information regarding Mr. Friedman's multi-year stock option awards, refer to "Executive Compensation—Compensation Discussion & Analysis—Multi-Year Stock Option Awards to Chairman and Chief Executive Officer." The amounts deducted or added in calculating the equity award adjustments are as follows:

FISCAL YEAR	YEAR END FAIR VALUE OF EQUITY AWARDS	YEAR OVER YEAR CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS	FAIR VALUE AS OF VESTING DATE OF EQUITY AWARDS GRANTED AND VESTED IN THE YEAR	YEAR OVER YEAR CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR	FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR	VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK OR OPTION AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	TOTAL EQUITY AWARD ADJUSTMENTS
2023	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2022	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2021	$ —	$ —	$ —	$ —	$ —	$ —	$ —
2020	$ —	$ —	$ 173,606,989	$ —	$ —	$ —	$ 173,606,989

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Friedman) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Friedman) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for fiscal 2023 and fiscal 2022, Jack Preston, Eri Chaya, Stefan Duban and Edward Lee; (ii) for 2021, Jack Preston, Eri Chaya, DeMonty Price and Edward Lee; and (iii) for 2020, Jack Preston, Eri Chaya, DeMonty Price and David Stanchak. Mr. Price retired and left the Company on January 29, 2022. Mr. Stanchak retired and left the Company on May 16, 2021.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Friedman), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Friedman) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Friedman) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

FISCAL YEAR	AVERAGE REPORTED SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs	AVERAGE REPORTED VALUE OF EQUITY AWARDS	AVERAGE EQUITY AWARD ADJUSTMENTS[a]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs
2023	$ 3,511,348	$ (2,569,476)	$ 8,413,438	$ 9,355,310
2022	$ 1,324,379	$ —	$ 6,161,210	$ 7,485,589
2021	$ 1,550,461	$ —	$ 7,627,288	$ 9,177,749
2020	$ 4,062,576	$ (2,260,533)	$ 84,124,800	$ 85,926,843

(a)   The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the total average equity award adjustments are as follows:

FISCAL YEAR	AVERAGE YEAR END FAIR VALUE OF EQUITY AWARDS	YEAR OVER YEAR AVERAGE CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS	AVERAGE FAIR VALUE AS OF VESTING DATE OF EQUITY AWARDS GRANTED AND VESTED IN THE YEAR	YEAR OVER YEAR AVERAGE CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR	AVERAGE FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR	AVERAGE VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK OR OPTION AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION	TOTAL AVERAGE EQUITY AWARD ADJUSTMENTS
2023	$ 8,183,523	$ 898,134	$ —	$ (668,219)	$ —	$ —	$ 8,413,438
2022	$ 10,186,153	$ (3,455,561)	$ —	$ (569,382)	$ —	$ —	$ 6,161,210
2021	$ 13,158,366	$ (3,247,062)	$ —	$ 6,277,381	$ (8,561,397)	$ —	$ 7,627,288
2020	$ 50,888,053	$ 35,072,708	$ —	$ (1,835,961)	$ —	$ —	$ 84,124,800

(5)   Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6)   Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P Retail Select.

(7)   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8)   For fiscal 2022, the Company previously determined that GAAP operating margin was the financial performance measure that, in the Company's assessment, represented the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. For fiscal 2022, the Company utilized GAAP operating margin when setting goals in the LIP.

(9)   For fiscal 2023, the Company has determined that Adjusted Income is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance. We believe that Adjusted Income, which we define as consolidated operating income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our ongoing operating performance provides meaningful information regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. We do not adjust for depreciation or amortization. Therefore, Adjusted Income indirectly reflects the Company's capital use and capital expenditures, which are important factors of our long-term business strategy. We believe the use of Adjusted Income is relevant in assessing overall performance of the Company and aligns this performance metric with the interests of shareholders. Our leadership uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. For fiscal 2023, the Company utilized Adjusted Income when setting goals in the LIP.

Financial Performance Measures

As described in greater detail in "Executive Compensation—Compensation Discussion & Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our short-term and long-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders.

For purposes of applicable disclosure rules of the SEC concerning the Pay Versus Performance Rule, the Company's most important financial performance measure used for fiscal 2023 in order to link executive compensation actually paid to the Company's NEOs to the Company's performance was Adjusted Income. This financial performance measure was the sole financial performance measure used by the Company for fiscal 2023 for purposes of the Pay Versus Performance Rule.

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in the section "Executive Compensation—Compensation Discussion & Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several operating performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay Versus Performance table for purposes of the Pay Versus Performance Rule.

Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's operating performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Cumulative TSR of the Company

The graph below sets forth the relationship between the amount of Compensation Actually Paid to our PEO, the average amount of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the four most recently completed fiscal years.



Compensation Actually Paid vs. Company TSR

Compensation Actually Paid and Net Income

The graph below sets forth the amount of Compensation Actually Paid to our PEO, the average amount of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the four most recently completed fiscal years.



Compensation Actually Paid and Adjusted Income

The graph below sets forth the amount of Compensation Actually Paid to our PEO, the average amount of Compensation Actually Paid to our Non-PEO NEOs, and our Adjusted Income during the four most recently completed fiscal years. For fiscal 2023, the Company utilized Adjusted Income when setting goals in the LIP. For more information regarding the Company's executive compensation programs, including the LIP, see the section "Executive Compensation—Compensation Discussion & Analysis."



Cumulative TSR of the Company and Cumulative TSR of the Peer Group

As demonstrated by the following graph, the Company's cumulative TSR over the four most recently completed fiscal years was 22.65%, while the cumulative TSR of the peer group presented for this purpose, the S&P Retailing Select, was 67.48% over the same time period. For more information regarding the Company's performance and the "market check" that the compensation committee considers when determining compensation, refer to "Executive Compensation—Compensation Discussion & Analysis."

Company TSR vs. Peer Group TSR



CERTAIN RELATIONSHIPS & RELATED PARTY TRANSACTIONS

Corporate Aircraft Time Sharing Agreement

On March 27, 2015, Restoration Hardware, Inc., a wholly-owned subsidiary of the Company, entered into an Aircraft Time Sharing Agreement with Gary Friedman, its Chief Executive Officer. On March 29, 2016, the parties entered into an Amended and Restated Time Sharing Agreement on substantially the same terms and conditions as the prior agreement (as so amended, the "Time Sharing Agreement"). The Time Sharing Agreement governs use of any aircraft owned or leased by the Company ("Corporate Aircraft") by Mr. Friedman and his family members for personal trips and generally provides that Mr. Friedman will lease such Corporate Aircraft and pay Restoration Hardware, Inc. an amount equal to the aggregate actual expenses of each personal use flight based on the variable costs of the flight, with the amount of such lease payments not to exceed the maximum payment level established under Federal Aviation Administration rules. Mr. Friedman maintains a deposit with the Company to be used towards payment of amounts due under the Time Sharing Agreement. Charges to Mr. Friedman under the Time Sharing Agreement for such aggregate actual expenses were in the amount of approximately $447,000 with respect to personal use of Corporate Aircraft during fiscal 2023.

Purchases of RH Merchandise

Our directors and executive officers regularly purchase merchandise from the Company and may receive complimentary design services related to such purchases. The aggregate amount of such transactions in any particular fiscal year may be in excess of $120,000 for specific executive officers and directors. In fiscal 2023, none of our executive officers or directors purchased merchandise from the Company in amounts in excess of $120,000.

Charters of RH3

Mr. Friedman chartered RH3, a yacht owned by a subsidiary of the Company, for personal use in fiscal 2023. Mr. Friedman paid an aggregate amount of approximately $302,000 for such use of RH3 during fiscal 2023 based upon the Company's standard charter rates.

Director & Officer Indemnification & Limitation of Liability

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty. We entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

Our Policy Regarding Related Party Transactions

We have a written policy with respect to related party transactions. Under our related party transaction policies and procedures, a "Related Party Transaction" is any financial transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries is a participant and in which a Related Party has or will have a direct or indirect interest, other than any transactions, arrangements or relationships in which the aggregate amount involved will not or may not be expected to exceed $120,000 in any fiscal year, subject to certain exceptions. A "Related Party" is any of our executive officers, directors or director nominees, any shareholder directly or indirectly beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, or any immediate family member of any of the foregoing persons.

Pursuant to our related person transaction policies and procedures, any Related Party Transaction must be reviewed by the audit committee. In connection with its review of a Related Party Transaction, the audit committee may take into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the Related Party Transaction. Leadership shall present to the audit committee the following information, to the extent relevant, with respect to actual or potential Related Party Transactions:

1. A general description of the transaction(s), including the material terms and conditions;

2. The name of the related party and the basis on which such person or entity is a related party;

3. The related party's interest in the transaction(s), including the related party's position or relationship with, or ownership of, any entity that is a party to or has an interest in the transaction(s);

4. The approximate dollar value of the transaction(s), and the approximate dollar value of the related party's interest in the transaction(s) without regard to amount of profit or loss;

5. In the case of a lease or other transaction providing for periodic payments or installments, the aggregate amount of all periodic payments or installments expected to be made;

6. In the case of indebtedness, the aggregate amount of principal to be outstanding and the rate or amount of interest to be payable on such indebted; and

7. Any other material information regarding the transaction(s) or the related party's interest in the transaction(s).

We are not aware of any Related Party Transaction since the beginning of the 2023 fiscal year that is required to be reported under our related party transaction policies and procedures that has not been so reported.

COMPENSATION COMMITTEE REPORT

The information contained in the following report of the Company's compensation committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by the Company under the Exchange Act or the Securities Act, unless and only to the extent that the Company specifically incorporates it by reference.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with our senior leadership. Based on its review and discussions, the compensation committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the compensation committee of the Board of Directors of RH:

Dr. Leonard Schlesinger (Chairman)
Mark Demilio

INTENTIONALLY LEFT BLANK

PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of nine directors, three of whom, as the Class III directors, have been nominated and are standing for election at the Annual Meeting.

Unless proxy cards are otherwise marked or a broker non-vote occurs, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this proxy statement. Proxies submitted to the Company cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by our Board of Directors. Alternatively, our Board of Directors may reduce the size of our Board of Directors.

Each nominee has consented to serve as a director if elected, and our Board of Directors does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the expiration of the three-year term and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

NOMINEES FOR DIRECTOR

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINATED DIRECTOR.

Our Board of Directors has nominated the nominees listed below to serve as Class III directors for the term beginning at the Annual Meeting and ending at our 2027 annual meeting.

There are no familial or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

The names of each nominee for director, their ages as of May 3, 2024, and other information about each nominee are shown below.

NOMINEE	AGE	DIRECTOR SINCE
Gary Friedman	66	2013
Carlos Alberini	68	2010
Keith Belling	66	2016

Chairman and Chief Executive Officer

Age: 66

Director since 2013

Board Committees: None

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today, since January 2014. Mr. Friedman joined RH in April of 2001 when the business was known as Restoration Hardware, a $350 million mall-based retail business on the verge of bankruptcy, selling mostly nostalgic discovery items and some Mission-style furniture. He has spent the past 23 years transforming every aspect of the business and building RH into the leading luxury interior design brand in the world today with revenues in excess of $3 billion. While many in the retail industry have been shrinking or closing stores, Mr. Friedman and his team have developed some of the largest and most inspiring retail experiences in the world, many in historically significant buildings with integrated interior design studios, restaurants, and wine, and barista bars. Some examples being RH San Francisco, The Gallery in the Historic Bethlehem Steel Building, RH Chicago, The Gallery in the Historic Three Arts Club, and RH England, a 17th Century, 73 acre estate with three restaurants and one of the most meticulously curated Architecture and Design Libraries, including the first modern printing in 1492 of De Archtectura, The Ten Books on Architecture by Vitruvius. Mr. Friedman is continuing to elevate and evolve the RH brand with the introduction of RH Guesthouses, a new hospitality concept for travelers seeking privacy and luxury, the first of which opened in New York City, and the second under construction in Aspen, inclusive of the first RH Bath House & Spa, and where the Company will also be introducing RH Residences, fully furnished luxury homes with integrated services that deliver taste and time value to discerning time starved consumers. Prior to RH, Mr Friedman spent 14 years in various positions at Williams-Sonoma Inc. lastly serving as President and Chief Operating Officer, and President of the Williams-Sonoma, Pottery Barn, and West Elm brands. Mr. Friedman was responsible for transforming Pottery Barn from a $50 million table top and accessories business into a billion dollar plus home lifestyle brand. Mr Friedman also developed the revolutionary Williams-Sonoma Grande Cuisine stores, and conceptualizing and developing the West Elm brand. Mr. Friedman began his career as a stock boy at the Gap store in Santa Rosa California. He spent eleven years with the Gap, and held the positions of Store Manager, District Manager, and Regional Manager overseeing 63 stores in Southern California.

Qualifications:

Mr. Friedman was selected to our Board of Directors because of his leadership in re-conceptualizing and developing the RH brand and business into the leading luxury home brand in the North American market, his deep and unmatched expertise in developing and rapidly growing many of the leading consumer brands in the home furnishings space, and his extensive knowledge of building and leading complex multi-branded and multi-channel organizations.

CARLOS ALBERINI

Age: 68

Director since 2010

Board Committees: None

Carlos Alberini has served on our Board of Directors since June 2010. Mr. Alberini currently serves as a member of the Board of Directors and Chief Executive Officer of Guess?, Inc., a NYSE-listed specialty retailer of apparel and accessories, since February 2019. Mr. Alberini previously served as the Chairman and Chief Executive Officer of Lucky Brand from February 2014 to February 2019. Mr. Alberini served as our Co-Chief Executive Officer from June 2010 through October 2012 and from July 2013 through January 2014, and he served as our sole Chief Executive Officer from October 2012 through July 2013. Mr. Alberini was President and Chief Operating Officer of Guess from December 2000 to June 2010. From May 2006 to July 2006, Mr. Alberini served as Interim Chief Financial Officer of Guess. Mr. Alberini served as a member of the Board of Directors of Guess from December 2000 to September 2011. Prior to Guess, Mr. Alberini served as Senior Vice President and Chief Financial Officer of Footstar, Inc., a retailer of footwear from October 1996 to December 2000. From May 1995 to October 1996, Mr. Alberini served as Vice President of Finance and Acting Chief Financial Officer of the Melville Corporation, a retail holding corporation. From 1987 to 1995, Mr. Alberini was with The Bon-Ton Stores, Inc., an operator of department stores, in various capacities, including Corporate Controller, Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Mr. Alberini served in various positions at PricewaterhouseCoopers LLP.

Qualifications:

Mr. Alberini was selected to our Board of Directors because he possesses particular knowledge and experience in retail and merchandising, branded consumer goods, accounting, financing and capital finance, board practices of other large retail companies and leadership of complex organizations.

KEITH BELLING

Age: 66

Director since 2016

Board Committees:
None

Keith Belling has served on our Board of Directors since April 2016, and previously served as an advisor to the Board of Directors from May 2015 to April 2016. Mr. Belling is the co-founder and former Chairman and Chief Executive Officer of popchips, Inc. ("popchips") a leading better-for-you snack food business that launched in 2007. He previously served as popchips' Chief Executive Officer from 2007 through 2012, leading the company to sales and distribution at over 30,000 retail stores across North America and the United Kingdom and served as the Chairman of the Board from 2007 through 2019. Mr. Belling is also the founder and former Chief Executive Officer of RightRice, a next generation rice brand that launched in February 2019, in Whole Foods Markets nationwide and on Amazon. Mr. Belling has served as an advisor to several innovative consumer, real estate and technology companies, including Modern Meadow Inc., Olly Nutrition, and LBA Realty LLC. Mr. Belling also has founded other businesses, including e-commerce company AllBusiness.com, a leading small business portal, founded in 1998, where Mr. Belling formerly served as Chief Executive Officer and which was acquired by NBCi. Mr. Belling was a real estate attorney with Morrison & Foerster LLP, where he represented a diverse clientele including developers and real estate investors.

Qualifications:

Mr. Belling was selected to our board because of his experience as a founder, leader, and entrepreneur of several innovative consumer companies, as well as his background and experience in the real estate sector.

REQUIRED VOTE FOR THIS PROPOSAL

Shareholders' choices for Proposal 1 (Election of Directors) are limited to "FOR" and "WITHHOLD." A plurality of the votes cast, whether in person or by proxy, is required to elect each of the three nominees for director described under Proposal 1. Under plurality voting, the three nominees receiving the largest number of votes cast (votes "FOR") will be elected. You may vote for all the director nominees, withhold authority to vote your shares for all the director nominees or withhold authority to vote your shares with respect to any one or more of the director nominees. Withholding authority to vote your shares with respect to one or more director nominees will have no effect on the election of those nominees. Because the election of directors under Proposal 1 is considered to be a non-routine matter under the rules of the New York Stock Exchange ("NYSE"), if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 1, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. "WITHHOLD" votes and broker non-votes will have no effect on the outcome of Proposal 1 because the election of directors is based on the votes actually cast.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE THREE NOMINATED DIRECTORS.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC (commonly referred to as a "say-on-pay" vote).

Accordingly, we ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion & Analysis, the Summary Compensation Table and the other related tables and disclosure."

This vote is advisory, which means that the vote on executive compensation is not binding on the Company, our Board of Directors or the compensation committee of the Board of Directors. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

COMPENSATION PROGRAM & PHILOSOPHY

THE BOARD RECOMMENDS A VOTE "FOR" THE SAY-ON-PAY PROPOSAL.

We are asking our shareholders to approve the say-on-pay proposal as we believe that our compensation programs create the proper incentives for our executive officers. As described in greater detail under "Executive Compensation—Compensation Discussion & Analysis," our compensation programs are designed to attract and retain the best talent, use the Company's equity to encourage an ownership mentality among our named executive officers and align the long-term financial interest of our executives with those of our Company and our investors. To achieve these objectives, our executive compensation program has three principal components: an annual base salary, a performance-based annual cash incentive and long-term equity incentive compensation.

In addition, since the date of our last annual meeting, we have engaged in shareholder outreach to solicit input from our institutional shareholders on a variety of matters including our compensation of executive officers as described under "Corporate Governance—Shareholder Engagement." Based in part on the findings of this outreach effort, we believe our executive officer compensation approach is in line with the expectations of the majority of our institutional shareholders. In addition, in response to the request of our institutional holders, we have granted equity incentive awards that incorporate performance metrics as an element of such awards and have provided disclosure regarding such equity incentive awards in this proxy statement to provide transparency regarding our intentions in the terms, incentive structure and tenor of award grants. We believe that this approach, taken together with the basis on which we determine compensation of our executive officers, as described under "Executive Compensation—Compensation Discussion & Analysis," is consistent with the feedback we have received from our institutional shareholders.

Our compensation committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve its goals. The board and the compensation committee, which is comprised solely of independent directors, will consider the outcome of this vote when making future executive compensation decisions to the extent appropriate. We intend to present this advisory vote on named executive officer compensation to our shareholders on an annual basis.

REQUIRED VOTE FOR THIS PROPOSAL

The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to approve, on an advisory basis, this Proposal 2. Proposal 2 is considered to be a non-routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2, brokers will not be permitted to exercise their discretionary authority to vote in the proposal. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2 because the advisory vote is based on the votes actually cast.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION, ON AN ADVISORY BASIS, OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Company's principal independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for fiscal 2024. The audit committee has decided to submit its selection of independent registered public accounting firm to shareholders for ratification. In the event that this appointment of PwC is not ratified by a majority of votes cast, whether in person or by proxy, the audit committee will review its future selection of PwC as the Company's independent registered public accounting firm.

The audit committee first approved PwC as our independent registered public accounting firm in fiscal 2008.

Representatives of PwC are expected to attend the Annual Meeting, will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to questions.

REQUIRED VOTE FOR THIS PROPOSAL

The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to approve Proposal 3. Proposal 3 is considered to be a "routine" matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of the independent registered public accounting firm. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3 because the ratification of appointment of our independent registered public accounting firm is based on the votes actually cast.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2024.

ACCOUNTING FEES & ADDITIONAL INFORMATION

PRINCIPAL ACCOUNTANT FEES & SERVICES

We regularly review the services and fees from our independent registered public accounting firm, PwC. These services and fees are also reviewed with the audit committee annually. In accordance with standard policy, PwC periodically rotates the individuals who are responsible for the Company's audit.

In addition to performing the audit of the Company's consolidated financial statements, PwC provided various other services during fiscal 2023 and fiscal 2022. The Company's audit committee has determined that PwC's provision of these services, which are described below, does not impair PwC's independence with respect to the Company.

The aggregate fees billed for fiscal 2023 and fiscal 2022 for each of the following categories of services are as follows:

FEES BILLED TO THE COMPANY	FISCAL 2023	FISCAL 2022
Audit fees[1]	$3,792,791	$4,585,360
Audit related fees	—	—
Tax fees[2]	1,232,222	2,247,150
All other fees[3]	900	900
Total	$5,025,913	$6,833,410

(1) Includes fees for audit services principally related to the year-end examination and the quarterly reviews of the Company's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings and for services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings.

(2) Includes fees for tax compliance and advice.

(3) Represents fees for online tools for accounting and financial reporting rules and guidance.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The independent registered public accounting firm and leadership are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All of the services relating to the fees described in the table above were approved by the audit committee in accordance with the audit committee's pre-approval policy.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of the Company's audit committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by the Company under the Exchange Act or the Securities Act, unless and only to the extent that the Company specifically incorporates it by reference.

The audit committee hereby reports as follows:

1. The audit committee has reviewed and discussed the audited financial statements for the year ended February 3, 2024 with the Company's management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm ("PwC").

2. The audit committee has also discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the SEC.

3. The audit committee also has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the audit committee concerning independence, and has discussed with PwC, including a review of both audit and non-audit fees, and considered the compatibility of non-audit services with audit services with maintaining PwC's independence from the Company.

4. Based on the reviews and discussions referred to above, the audit committee recommended to our Board of Directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2024 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the Board of Directors for the fiscal year ended February 3, 2024.

Mark Demilio, Chairman

Hilary Krane

Katie Mitic

ADDITIONAL INFORMATION

SHAREHOLDER PROPOSALS FOR THE 2025 ANNUAL MEETING

Requirements for Shareholder Proposals to be Brought Before an Annual Meeting. The Company's Bylaws provide that, for shareholder nominations to our Board of Directors or other proposals to be considered at an annual meeting, the shareholder must give timely notice thereof in writing to the Corporate Secretary at RH, 15 Koch Road, Corte Madera, CA 94925.

To be timely for the 2025 Annual Meeting of Shareholders, a shareholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices between January 25, 2025 and February 24, 2025. A shareholder's notice to the Corporate Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting the information required by the Company's Bylaws, a copy of which is available as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on March 18, 2024, which includes certain requirements regarding the form and content of a shareholder's notice.

In addition to complying with the advance notice provisions of our Bylaws, to nominate a director, shareholders must give timely notice that complies with the additional requirements of Rule 14a-19 under the Exchange Act, which must be received no later than April 28, 2025.

Requirements for Shareholder Proposals to Be Considered for Inclusion in Our Proxy Materials. Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the Company's 2025 annual meeting must be received by us not later than January 25, 2025 in order to be considered for inclusion in the Company's proxy materials for that meeting.

"HOUSEHOLDING"—SHAREHOLDERS SHARING THE SAME LAST NAME & ADDRESS

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of our proxy materials, unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are shareholders of the Company will be "householding" our Notice of Internet Availability. A single copy of our Notice of Internet Availability will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Shareholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (866) 540-7095, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Upon written or oral request, the Company will promptly deliver a separate copy of the Notice of Internet Availability (or proxy materials) to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Annual Report and other proxy materials, you may write or call the Company's Legal department at RH, 15 Koch Road, Corte Madera, CA 94925, Attn: Corporate Secretary, telephone number (415) 945-4998, email address investorrelations@rh.com.

Any shareholders who share the same address and currently receive multiple copies of the Company's proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Company's Legal department at the address or telephone number listed above.

ADJOURNMENT OF THE 2024 ANNUAL MEETING OF SHAREHOLDERS

In the event there are not sufficient votes to approve any proposal incorporated in this proxy statement at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies from holders of our common stock. Proxies solicited by our board grant discretionary authority to vote for any adjournment, if necessary. If it is necessary to adjourn the Annual Meeting and adjournment is for a period of not less than 45 days, no notice of the time and place of the adjourned meeting is required to be given to the shareholders other than an announcement of the time and place at the Annual Meeting. A majority of the shares represented and voting at the Annual Meeting is required to approve the adjournment, regardless of whether there is a quorum present at that meeting.

OTHER MATTERS

We currently know of no other matters to be voted on at the 2024 Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy intend to vote the shares they represent as the Board of Directors may recommend. Discretionary authority with respect to such other matters is granted by execution of the proxy.

AVAILABILITY OF ANNUAL REPORT & FORM 10-K

Accompanying this proxy statement is our Annual Report to Shareholders for the fiscal year ended February 3, 2024, which includes the Annual Report on Form 10-K filed with the SEC on March 28, 2024. The Annual Report to Shareholders is not incorporated into this proxy statement and is not proxy soliciting material.

We make available on our website at *ir.rh.com* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the documents are electronically filed with the SEC. We will provide to any shareholder without charge, upon written request of that shareholder, a copy of the Company's Annual Report on Form 10-K for fiscal 2023, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

RH
15 Koch Road, Legal Department
Corte Madera, CA 94925
Attn: Corporate Secretary

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ANNEX A
RECONCILIATION TABLES

ANNEX A

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED NET INCOME
(Unaudited)

	YEAR ENDED	
	FEBRUARY 3, 2024	JANUARY 28, 2023
	(in thousands)	
GAAP net income	$ 127,561	$ 528,642
Adjustments (pre-tax):		
Cost of goods sold:		
Asset impairments[1]	—	10,926
Selling, general and administrative expenses:		
Non-cash compensation[2]	9,640	18,072
Legal settlements[3]	8,500	(4,188)
Reorganization related costs[4]	7,621	—
Asset impairments[1]	3,531	13,260
Recall accrual[5]	(1,576)	560
Employer payroll taxes on option exercises[6]	—	14,392
Professional fees[7]	—	7,469
Non-cash compensation related to consolidated VIEs[8]	—	4,470
Compensation settlements[9]	—	3,483
Gain on sale of building and land[10]	—	(775)
Other expenses:		
Loss on extinguishment of debt[11]	—	169,578
Gain on derivative instruments—net[12]	—	(1,724)
Subtotal adjusted items	27,716	235,523
Impact of income tax items[13]	(18,787)	(237,683)
Adjusted income before equity method investments	136,490	526,482
Share of equity method investments loss[14]	10,875	2,055
Adjusted net income[15]	$ 147,365	$ 528,537

(1) The adjustment in the year ended February 3, 2024 includes impairment of property and equipment of $2.2 million to selling, general and administrative expenses related to the interior refresh of our Design Galleries, as well as impairment of a loan receivable of $1.3 million. The adjustment to cost of goods sold in the year ended January 28, 2023 represents inventory impairment. The adjustment to selling, general and administrative expenses in the year ended January 28, 2023 includes asset impairment related to property and equipment of Galleries under construction of $12 million, as well as lease impairment of $1.0 million due to the early exit of a leased facility.

(2) Represents the amortization of the non-cash compensation charge related to an option grant made to Mr. Friedman in October 2020.

(3) The adjustment in the year ended February 3, 2024 represents certain legal settlements associated with class action litigation matters. The adjustment in the year ended January 28, 2023 represents a favorable legal settlement associated with a lease agreement.

(4) Represents severance costs and related payroll taxes associated with reorganizations.

(5) The adjustment in the year ended February 3, 2024 represents accrual adjustments related to product recall charges. The adjustment in the year ended January 28, 2023 represents charges associated with product recalls.

(6) Represents employer payroll tax expense related to the option exercises by Mr. Friedman in the year ended January 28, 2023.

(7) Represents professional fees contingent upon the completion of certain transactions related to the 2023 Notes and 2024 Notes, including bond hedge terminations and warrant and convertible senior notes repurchase.

(8) Represents non-cash compensation attributed to the noncontrolling interest holder of our consolidated real estate joint ventures in the year ended January 28, 2023 based on the fair value of the noncontrolling interests upon the closing of such joint venture transactions.

(9) Represents compensation settlements related to the Rollover Units and Profit Interest Units in the Waterworks subsidiary.

(10) Represents gain on sale of building and land.

(11) Represents a loss on extinguishment of debt related to the repurchase of $237 million of principal value of convertible senior notes, inclusive of the acceleration of amortization of debt issuance costs of $1.3 million.

(12) Represents net gain on derivative instruments resulting from certain transactions related to the 2023 Notes and 2024 Notes, including bond hedge terminations and warrant and convertible senior notes repurchases.

(13) We exclude the GAAP tax provision and apply a non-GAAP tax provision based upon (i) adjusted pre-tax net income, (ii) the projected annual adjusted tax rate and (iii) the exclusion of material discrete tax items that are unusual or infrequent, such as tax benefits related to the option exercises by Mr. Friedman in the year ended January 28, 2023 and the Federal Rehabilitation Tax Credit related to the San Francisco Design Gallery in the year ended February 3, 2024. The adjustments for the year ended February 3, 2024 and January 28, 2023 are based on adjusted tax rates of 24.2% and 21.7%, respectively.

(14) Represents our proportionate share of the loss of our equity method investments.

(15) Adjusted net income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted net income as consolidated net income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Adjusted net income is included in this proxy statement because our senior leadership team believes that adjusted net income provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. Our measure of adjusted net income is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

RECONCILIATION OF DILUTED NET INCOME PER SHARE TO
ADJUSTED DILUTED NET INCOME PER SHARE
(Unaudited)

	YEAR ENDED	
	FEBRUARY 3, 2024[1]	JANUARY 28, 2023[2]
Diluted net income per share	$ 5.91	$ 19.90
Pro forma diluted net income per share[3]	$ 5.95	$ 20.07
Per share impact of adjustments (pre-tax)[4]:		
Non-cash compensation	0.45	0.69
Legal settlement	0.39	(0.16)
Reorganization related costs	0.36	—
Asset impairments	0.16	0.92
Recall accrual	(0.07)	0.02
Loss on extinguishment of debt	—	6.44
Employer payroll taxes on option exercises	—	0.55
Professional fees	—	0.28
Non-cash compensation for consolidated VIEs	—	0.17
Compensation settlements	—	0.13
Gain on derivative instruments—net	—	(0.07)
Gain on sale of building and land	—	(0.03)
Subtotal adjusted items	1.29	8.94
Impact of income tax items[4]	(0.88)	(9.02)
Share of equity method investments loss[4]	0.51	0.07
Adjusted diluted net income per share[5]	$ 6.87	$ 20.06

(1) For the year ended February 3, 2024, we incurred dilution for the principal of the convertible senior notes assuming the if-converted method. For non-GAAP purposes, our adjusted diluted shares outstanding calculation excludes the dilutive impact of the principal value of the convertible senior notes since we have the intent and ability to settle the principal value of such notes in cash.

(2) For the year ended January 28, 2023, for GAAP purposes, we incurred dilution for the principal of the convertible senior notes assuming the if-converted method. For non-GAAP purposes, our adjusted diluted shares outstanding calculation excludes (i) the dilutive impact of the principal value of the convertible senior notes since we have the intent and ability to settle the principal value of such notes in cash and (ii) the dilutive impact of the convertible senior notes between $193.65 and $309.84 for our 2023 Notes and between $211.40 and $338.24 for our 2024 Notes, based on the bond hedge contracts that were in place and would have delivered shares to offset dilution in these ranges through the termination date of such contracts in the first quarter of fiscal 2022. Our adjusted diluted shares outstanding calculation includes the dilutive impact of stock prices in excess of $309.84 for our 2023 Notes and $338.24 for our 2024 Notes through the termination dates of the related bond hedge contracts in the first quarter of fiscal 2022, as we would have had an obligation to deliver additional shares in excess of the dilution protection provided by the bond hedges.

(3) Pro forma diluted net income per share for the year ended February 3, 2024 is calculated based on GAAP net income and pro forma diluted weighted-average shares of 21,451,489, which excludes dilution of 148,989 shares related to the 2023 Notes and 2024 Notes. Pro forma diluted net income per share for the year ended January 28, 2023 is calculated based on GAAP net income and pro forma diluted weighted-average shares of 26,344,548, which excludes dilution of 217,440 shares related to the 2023 Notes and 2024 Notes.

(4) Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

(5) Adjusted diluted net income per share is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted diluted net income per share as consolidated net income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance divided by our pro forma share count. Adjusted diluted net income per share is included in this proxy statement because our senior leadership team believes that adjusted diluted net income per share provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. Our measure of adjusted diluted net income per share is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT
(Unaudited)

	YEAR ENDED	
	FEBRUARY 3, 2024	**JANUARY 28, 2023**
	(dollars in thousands)	
Gross profit	$1,389,019	$1,811,985
Asset impairments[1]	—	10,926
Adjusted gross profit[2]	$1,389,019	$1,822,911
Net revenues	$3,029,126	$3,590,477
Gross margin[3]	45.9 %	50.5 %
Adjusted gross margin[3]	45.9 %	50.8 %

(1) Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

(2) Adjusted gross profit is a supplemental measure of financial performance that are not required by, or presented in accordance with, GAAP. We define adjusted gross profit as consolidated gross profit, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Adjusted gross profit is included in this proxy statement because our senior leadership team believes that adjusted gross profit provide meaningful supplemental information for investors regarding the performance of our business and facilitate a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses these non-GAAP financial measures in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

(3) We define gross margin as gross profit divided by net revenues. We define adjusted gross margin as adjusted gross profit divided by net revenues.

RECONCILIATION OF NET INCOME TO OPERATING INCOME
AND ADJUSTED OPERATING INCOME
(Unaudited)

	YEAR ENDED	
	FEBRUARY 3, 2024	JANUARY 28, 2023
	(dollars in thousands)	
Net income	$ 127,561	$ 528,642
Income tax expense (benefit)	28,261	(91,358)
Loss on extinguishment of debt	—	169,578
Interest expense—net	198,296	113,210
Share of equity method investments loss	10,875	2,055
Other expense—net	1,078	30
Operating income	366,071	722,157
Non-cash compensation[1]	9,640	18,072
Legal settlement[1]	8,500	(4,188)
Reorganization related costs[1]	7,621	—
Asset impairments[1]	3,531	24,186
Recall accrual[1]	(1,576)	560
Employer payroll taxes on option exercises[1]	—	14,392
Professional fees[1]	—	7,469
Non-cash compensation for consolidated VIEs[1]	—	4,470
Compensation settlements[1]	—	3,483
Gain on sale of building and land[1]	—	(775)
Adjusted operating income[2]	$ 393,787	$ 789,826
Net revenues	$ 3,029,126	$ 3,590,477
Operating margin[3]	12.1 %	20.1 %
Adjusted operating margin[3]	13.0 %	22.0 %

(1) Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

(2) Adjusted operating income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted operating income as consolidated operating income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Adjusted operating income is included in this proxy statement because our senior leadership team believes that adjusted operating income provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter. Our measure of adjusted operating income is not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

(3) We define operating margin as operating income divided by net revenues. We define adjusted operating margin as adjusted operating income divided by net revenues. We are not able to provide a reconciliation of our adjusted operating margin financial guidance or other non-GAAP financial guidance to the corresponding GAAP measure without unreasonable effort because of the uncertainty and variability of the nature and amount of the non-recurring and other items that are excluded from such non-GAAP financial measures. Such adjustments in future periods are generally expected to be similar to the kinds of charges excluded from such non-GAAP financial measure in prior periods. The exclusion of these charges and costs in future periods could have a significant impact on our non-GAAP financial measures.

CALCULATION OF FREE CASH FLOW AND ADJUSTED FREE CASH FLOW
(Unaudited)

	YEAR ENDED	
	FEBRUARY 3, 2024	**JANUARY 28, 2023**
	(in thousands)	
Net cash provided by operating activities	$ 202,214	$ 403,687
Capital expenditures	(269,356)	(173,642)
Free cash flow[1][2]	(67,142)	230,045
Proceeds from sale of asset	—	5,287
Adjusted free cash flow[1][3]	$ (67,142)	$ 235,332

(1) Free cash flow and adjusted free cash flow are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP and are included in this proxy statement because we believe that these measures provide useful information to our senior leadership team and investors in understanding the strength of our liquidity and our ability to generate additional cash from our business operations. Free cash flow and adjusted free cash flow should not be considered in isolation or as an alternative to cash flows from operations calculated in accordance with GAAP, and should be considered alongside our other liquidity performance measures that are calculated in accordance with GAAP, such as net cash provided by operating activities and our other GAAP financial results. Our senior leadership team uses these non-GAAP financial measures in order to have comparable financial results for the purpose of analyzing changes in our underlying business from quarter to quarter. Our measures of free cash flow and adjusted free cash flow are not necessarily comparable to other similarly titled measures for other companies due to different methods of calculation.

(2) We define free cash flow as net cash provided by operating activities less capital expenditures.

(3) We define adjusted free cash flow as free cash flow plus proceeds from sale of asset.

CALCULATION OF TOTAL DEBT AND TOTAL NET DEBT
(Unaudited)

	FEBRUARY 3, 2024	INTEREST RATE[1]
	(in thousands)	
Asset based credit facility	$ —	6.68%
Term loan B[2]	1,955,000	7.95%
Term loan B-2[2]	493,750	8.68%
Convertible senior notes due 2024[2]	41,904	0.00%
Notes payable for share repurchases	315	4.14%
Total debt	2,490,969	
Cash and cash equivalents	(123,688)	
Total net debt[3]	$ 2,367,281	

(1) The interest rates for the asset based credit facility, term loans and notes payable for share repurchases represent the weighted-average interest rates as of February 3, 2024.

(2) Amounts exclude discounts upon original issuance and third-party offering and debt issuance costs.

(3) Net debt excludes non-recourse real estate loans of $18 million related to our consolidated variable interest entities from our joint venture activities. These real estate loans are secured by the assets of such entities and the associated creditors do not have recourse against RH's general assets.

FORWARD–LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of the federal securities laws, including without limitation, statements regarding: our expectations regarding disclosure to shareholders of our corporate governance policies and practices; our expectations regarding the lifespan of the 2023 Equity Plan; the compensation committee's expectations regarding future equity awards and performance metrics for the LIP; our beliefs regarding our executive compensation strategy with respect to equity grants, including that such strategy is aligned with our long-term share price performance; our expectations regarding market share gains in 2024 and beyond; our plans regarding global expansion including over the next several years; our belief that aggressive investing during a downturn positions us to capitalize on certain long-term opportunities; our belief that our investments including our share repurchases will create meaningful long-term value for our shareholders; our plan to use the data from our electricity consumption through our U.S. and Canadian operations to drive efficiencies and improvement; our expectations with respect to responsible sourcing, including our suppliers' adherence with our Product Partner Code of Conduct and our conflict minerals policies; our expectations regarding the future savings impact of our lighting campaign; our expectations with respect to the types of sensitive information we may address in our business operations; the compensation committee's belief that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company; our expectations regarding future share repurchases as an important element of our ongoing strategy; our plans and considerations regarding future executive compensation decisions; and any statements or assumptions underlying any of the foregoing.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future events. We cannot assure you that future developments affecting us will be those that we have anticipated. All discussions of new developments are subject to inherent uncertainty as to timing and the manner in which a new development may ultimately be launched including that certain new concepts may be canceled prior to introduction. Important risks and uncertainties that could cause actual results to differ materially from our expectations include, among others: risks related to our dependence on key personnel and any changes in our ability to retain key personnel; successful implementation of our growth strategy; uncertainties in the current performance of our business including a range of risks related to our operations as well as external economic factors; general economic conditions and the impact of economic conditions on consumer confidence and spending; changes in customer demand for our products; decisions concerning the allocation of capital including the extent to which we repurchase additional shares of our common stock which will affect shares outstanding and earnings per share; factors affecting our outstanding indebtedness; our ability to anticipate consumer preferences and buying trends, and maintain our brand promise to customers; changes in consumer spending based on weather and other conditions beyond our control; risks related to the number of new business initiatives we are undertaking including international expansion, our real estate and Gallery development strategy and our expansion into new business areas such as hospitality; strikes and work stoppages affecting port workers and other industries involved in the transportation of our products; our ability to obtain our products in a timely fashion or in the quantities required; risks related to our sourcing and supply chain including our dependence on imported products produced by foreign manufacturers and risks related to importation of such products; risks related to the operations of our vendors; risks related to tariffs; risks related to the impact of COVID on our business as well as those risks and uncertainties disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in RH's most recent Form 10-K filed with the Securities and Exchange Commission, and similar disclosures in subsequent reports filed with the SEC, which are available on our investor relations website at ir.rh.com and on the SEC website at www.sec.gov. Any forward-looking statement made by us in this proxy statement speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.